ANNUAL INFORMATION FORM

FOR HYDRO ONE INC.

FOR THE YEAR ENDED DECEMBER 31, 2017

March 29, 2018

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GLOSSARY

When used in this annual information form, the following terms have the meanings set forth below unless expressly indicated otherwise:

“$” or “dollar” means Canadian Dollars.

“2587264” means 2587264 Ontario Inc., a direct wholly-owned subsidiary of Hydro One Limited.

“2017 Long-Term Energy Plan” has the meaning given to it under “Electricity Industry in Ontario – Recent Legislative Amendments Affecting The Electricity Industry Generally – 2017 Long-Term Energy Plan”.

“Annual MD&A” means management’s discussion and analysis for Hydro One Inc. for the year ended December 31, 2017, as filed on SEDAR under Hydro One Inc.’s profile at www.sedar.com.

“Auditor General Act” means the Auditor General Act, RSC 1985, c A-17.

“Board” means the Board of Directors of Hydro One Inc.

“Burden Reduction Act” means the Burden Reduction Act, 2017, SO 2017, c 2 - Bill 27.

“Canada Business Corporations Act” means the Canada Business Corporations Act, RSC 1985, c C-44.

“CDM” means conservation and demand management.

“CDOR Rate” has the meaning given to it under “Description of Capital Structure – General Description of Capital Structure – Class B Preference Shares”.

“Class A Preference Shares” means the Class A Preference Shares in the capital of Hydro One Inc.

“Class A Redemption Date” has the meaning given to it under “Description of Capital Structure – General Description of Capital Structure – Class A Preference Shares”.

“Class B Dividend Payment Date” has the meaning given to it under “Description of Capital Structure – General Description of Capital Structure – Class B Preference Shares”.

“Class B Preference Shares” means the Class B Preference Shares in the capital of Hydro One Inc.

“Class B Redemption Date” has the meaning given to it under “Description of Capital Structure – General Description of Capital Structure – Class B Preference Shares”.

“Climate Change Mitigation and Low-carbon Economy Act” means the Climate Change Mitigation and Low-carbon Economy Act, 2016, SO 2016, c 7.

“common shares” means the common shares in the capital of Hydro One Inc.

“Companies’ Creditors Arrangement Act” means the Companies’ Creditors Arrangement Act, RSC 1985, c C-36.

“Custom IR Method” has the meaning given to it under “Business of Hydro One – Transmission Business – Regulation – Transmission Rate Setting”.

“DBRS” has the meaning given to it under “Credit Ratings”.

“Dealer Agreement” has the meaning given to it under “Material Contracts”.

“Dealers” has the meaning given to it under “Material Contracts”.

“DMS” has the meaning given to it under “Business of Hydro One – Distribution Business – Regulation – Capital Expenditures”.

“DSU” means a deferred share unit of Hydro One Limited.

“Electricity Act” means the Electricity Act, 1998, SO 1998, c 15, Schedule A.

“Energy Statute Law Amendment Act” means the Energy Statute Law Amendment Act, 2016, SO 2016, c 10.

“Environmental Assessment Act” means the Environmental Assessment Act, RSO 1990, c E-18.

“Fair Hydro Act” means the Ontario Fair Hydro Plan Act, 2017, SO 2017, c 16, Schedule 1.

“Financial Administration Act” means the Financial Administration Act, RSC 1985, c F-11.

“First Nations Delivery Credit” means the credit pursuant to the First Nations Delivery Credit (On-Reserve Consumers Under Section 79.4 of the Act), O Reg 197/17, enacted pursuant to the Ontario Energy Board Act.

“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the CDOR Rate on the applicable Floating Rate Calculation Date plus 0.25%.

“Floating Rate Calculation Date” means November 20, 2017 and each Class B Dividend Payment Date thereafter.

“Governance Agreement” means the governance agreement dated November 5, 2015 between Hydro One Limited and the Province.

“Great Lakes Power” means Great Lakes Power Transmission LP.

“Green Energy Act” means the Green Energy Act, 2009, SO 2009, c 12, Schedule A.

“GWh” means gigawatt-hours.

“Haldimand Hydro” means Haldimand County Utilities Inc.

“Hydro One” or the “Company” have the meanings given to such terms set out under “Presentation of Information”.

“Hydro One DBPP” means Hydro One’s contributory defined benefit registered pension plan.

“Hydro One DCPP” means Hydro One’s new defined contribution pension plan.

“Hydro One Inc.” has the meaning given to it under “Presentation of Information”.

“Hydro One Limited” has the meaning given to it under “Presentation of Information”.

“Hydro One Sault Ste. Marie LP” has the meaning given to it under “General Development of the Business – Chronological Development of the Business – 2016 – Acquisition of Great Lakes Power”.

“IESO” means the Independent Electricity System Operator.

“Income Tax Act” means the Income Tax Act, RSC 1985, c 1 (5th Supp).

“Indian Act” means the Indian Act, RSC 1985, c I-5.

“kV” means kilovolt.

“kW” means kilowatt.

“LTIP” means long term incentive plan.

“management” has the meaning given to it under “Presentation of Information”.

“Market Rules” means the rules made under section 32 of the Electricity Act that are administered by the IESO.

“Minister of Energy” means the minister of the Ministry of Energy for the Province.

“Moody’s” has the meaning given to it under “Credit Ratings”.

“National Energy Board Act” means National Energy Board Act, RSC 1985, c N-7.

“NERC” has the meaning given to it under “The Electricity Industry in Ontario – Regulation of Transmission and Distribution – IESO”.

“Net Metering Regulation” means the Net Metering, O Reg 541/05, enacted pursuant to the Ontario Energy Board Act.

“Norfolk Power” means Norfolk Power Inc.

“NPCC” has the meaning given to it under “The Electricity Industry in Ontario – Regulation of Transmission and Distribution – IESO”.

“Nuclear Fuel Waste Act” means Nuclear Fuel Waste Act, SC 2002, c 23.

“NYSE” means the New York Stock Exchange.

“OBCA” means the Business Corporations Act (Ontario), RSO 1990, c B-16.

“OEB” means the Ontario Energy Board.

“Ontario” or the “province” has the meaning given to it under “Presentation of Information”.

“Ontario Energy Board Act” means the Ontario Energy Board Act, 1998, SO 1998, c 15, Schedule B.

“Ontario Fair Hydro Plan” has the meaning given to it under “Electricity Industry in Ontario – Recent Legislative Amendments Affecting The Electricity Industry Generally – Ontario Fair Hydro Plan”.

“Ontario Rebate for Electricity Consumers Act” means the Ontario Rebate for Electricity Consumers Act, 2016, SO 2016, c 19.

“OPEBs” means other post-employment benefits.

“Orillia Power” means Orillia Power Distribution Corporation.

“PCB” means polychlorinated biphenyls.

“Protecting Vulnerable Energy Consumers Act” means the Protecting Vulnerable Energy Consumers Act, 2017, SO 2017, c 1 - Bill 95.

“Province” has the meaning given to it under “Presentation of Information”.

“PSUs” means performance share units of Hydro One Limited.

"Quarterly Floating Rate Period" means the period commencing on each Floating Rate Calculation Date to, but excluding, the next Floating Rate Calculation Date.

“Reserve” means a “reserve” as that term is defined in the Indian Act.

“Retraction Date” has the meaning given to it under “Description of Capital Structure – General Description of Capital Structure – Class B Preference Shares”.

“Retraction Demand” has the meaning given to it under “Description of Capital Structure – General Description of Capital Structure – Class B Preference Shares”.

“Revenue Cap Index” has the meaning given to it under “Business of Hydro One – Transmission Business – Regulation – Transmission Rate Setting”.

“RRF” has the meaning given to it under “Business of Hydro One – Distribution Business – Regulation – Distribution Rates”.

“RSUs” means restricted share units of Hydro One Limited.

“S&P” has the meaning given to it under “Credit Ratings”.

“STIP” means short term incentive plan.

“Taxation Act” means Taxation Act, 2007, SO 2007, c 11, Schedule A.

“trust assets” has the meaning given to it under “Interest of Management and Others in Material Transactions – Relationships with the Province and Other Parties – Transfer Orders”.

“Trust Indenture” has the meaning given to it under “Material Contracts”.

“TS” means transmission station.

“TSX” means the Toronto Stock Exchange.

“TWh” means terawatt-hours.

“Underwriting Agreement” has the meaning given to it under “Material Contracts”.

“U.S. GAAP” means United States Generally Accepted Accounting Principles.

“Woodstock Hydro” means Woodstock Hydro Holdings Inc.

PRESENTATION OF INFORMATION

Unless otherwise specified, all information in this annual information form is presented as at December 31, 2017.

Capitalized terms used in this annual information form are defined under “Glossary”. Words importing the singular number include the plural, and vice versa, and words importing any gender include all genders. The Annual MD&A and the audited consolidated financial statements of Hydro One Inc. as at and for the year ended December 31, 2017, are specifically incorporated by reference into and form an integral part of this annual information form. Copies of these documents have been filed with the Canadian securities regulatory authorities and are available on SEDAR at www.sedar.com.

Unless otherwise noted or the context otherwise requires, references to “Hydro One” or the “Company” refer to Hydro One Inc. and its subsidiaries taken together as a whole. References to “Hydro One Limited” refer only to Hydro One Limited and references to “Hydro One Inc.” refer only to Hydro One Inc.

In addition, “Province” refers to the Province of Ontario as a provincial government entity, and “Ontario” or the “province” in lower case type refers to the Province of Ontario as a geographical area.

References to “management” in this annual information form mean the persons who are identified as executive officers of Hydro One Inc. and its subsidiaries, as applicable, in this annual information form. Any statements made by or on behalf of management are made in such persons’ respective capacities as executive officers of Hydro One Inc. and its subsidiaries, as applicable, and not in their personal capacities. See “Directors and Officers” for more information.

This annual information form refers to certain terms commonly used in the electricity industry, such as “rate-regulated”, “rate base” and “return on equity”. Rate base is an amount that a utility is required to calculate for regulatory purposes, and refers to the net book value of the utility’s assets for regulatory purposes. Return on equity is a percentage that is set or approved by a utility’s regulator and represents the rate of return that a regulator allows the utility to earn on the equity component of the utility’s rate base. See also “Rate-Regulated Utilities”.

In this annual information form, all dollar amounts are expressed in Canadian dollars unless otherwise indicated. All references to “$” or “dollars” refers to Canadian dollars. Hydro One Limited and Hydro One Inc. prepare and present their financial statements in accordance with U.S. GAAP.

FORWARD-LOOKING INFORMATION

Certain information in this annual information form contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information in this annual information form is based on current expectations, estimates, forecasts and projections about Hydro One’s business and the industry in which Hydro One operates and includes beliefs of and assumptions made by management. Such statements include, but are not limited to, statements related to: the Company’s transmission and distribution rate applications, and resulting rates and impacts; expected impacts of changes to the electricity industry; the Company’s maturing debt and standby credit facilities; expectations regarding the Company’s financing activities; credit ratings; ongoing and planned projects and/or initiatives, including expected results and timing; expected future capital expenditures, the nature and timing of these expenditures, including the Company’s plans for sustaining and development capital expenditures for its distribution and transmission systems; expectations regarding allowed return on equity; expectations regarding the ability of the Company to recover expenditures in future rates; the OEB; future pension contributions, the pension plan and valuations; expectations regarding the ability to negotiate collective agreements consistent with rate orders and to maintain stable outsourcing arrangements; expectations related to work force demographics; share-based compensation; expectations regarding taxes; occupational rights; expectations regarding load growth; the regional planning process; expectations related to Hydro One’s CDM requirements and targets; the Company’s customer focus and related initiatives; statements related to the Company’s relationships with Indigenous communities; statements related to environmental matters, and the Company’s expected future environmental and remediation expenditures; expectations related to the effect of interest rates; the Company’s reputation; cyber and data security; the Company’s relationship with Hydro One Limited and the Province; acquisitions and consolidation opportunities, including the Company’s acquisition of Orillia Power; participation in Hydro One's Winter Relief Program; expectations regarding the manner in which Hydro One will operate; implementation of the Long-Term Energy Plan; the Fair Hydro Plan, including expected outcomes and impacts; potential conflicts of interest; and legal proceedings in which Hydro One is currently involved. Words such as “aim”, “could”, “would”, “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Hydro One does not intend, and it disclaims any obligation to update any forward-looking information, except as required by law.

The forward-looking information in this annual information form is based on a variety of factors and assumptions including, but not limited to: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of U.S. GAAP; a stable regulatory environment; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to Hydro One, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking information. While Hydro One does not know what impact any of these differences may have, Hydro One’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

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risks associated with the Province’s share ownership of Hydro One Inc.’s parent corporation and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties;

•	regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders, actual performance against forecasts and capital expenditures;

•	the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;

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the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;

•	public opposition to and delays or denials of the requisite approvals and accommodations for the Company’s planned projects;

•	the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;

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the risks associated with information system security and with maintaining a complex information technology system infrastructure, including risks of cyber-attacks or unauthorized access to corporate and information technology systems;

•	the risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;

•	the risk of labour disputes and inability to negotiate appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;

•	the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;

•	risks associated with fluctuations in interest rates and failure to manage exposure to credit risk;

•	the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner;

•	the risk of non-compliance with environmental regulations or failure to mitigate significant health and safety risks and inability to recover environmental expenditures in rate applications;

•	the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

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the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;

•	the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;

•	the risks associated with economic uncertainty and financial market volatility;

•	the inability to prepare financial statements using U.S. GAAP; and

•	the impact of the ownership by the Province of lands underlying the Company’s transmission system.

Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail under the heading “Risk Management and Risk Factors” in the Annual MD&A. You should review such section in detail, including the matters referenced therein.

In addition, Hydro One cautions the reader that information provided in this annual information form regarding Hydro One’s outlook on certain matters, including potential future expenditures, is provided in order to give context to the nature of some of Hydro One’s future plans and may not be appropriate for other purposes.

ELECTRICITY INDUSTRY OVERVIEW
General Overview

The electricity industry is made up of businesses that generate, transmit, distribute and sell electricity. While traditionally a mature and stable industry, innovation and technological change are expected to have a significant impact on the industry in the foreseeable future. Hydro One’s business is focused on the transmission and distribution of electricity.

•	Transmission refers to the delivery of electricity over high voltage lines, typically over long distances, from generating stations to local areas and large industrial customers.

•	Distribution refers to the delivery of electricity over low voltage power lines to end users such as homes, businesses and institutions.

Overview of an Electricity System

The basic configuration of a typical electricity system showing electricity generation, transmission and distribution is illustrated in the following diagram:

Transmission and distribution networks are sometimes referred to as the “electricity grid” or simply “the grid”. For simplicity, the diagram above does not show customers directly connected to the transmission system or distributed generation sources or other distributors that may be connected to the distribution system.

THE ELECTRICITY INDUSTRY IN ONTARIO

Regulation of Transmission and Distribution

General

The Electricity Act and the Ontario Energy Board Act establish the general legislative framework for Ontario’s electricity market. The activities of transmitters and distributors in Ontario are overseen by three main regulatory authorities: (i) the OEB, (ii) the IESO, and (iii) the National Energy Board. The Minister of Energy is responsible for developing long-term energy plans and has the power to issue directives to the IESO and the OEB regarding implementation of such plans.

Ontario Energy Board

The OEB is an independent regulatory agency. The Ontario Energy Board Act provides the OEB with the authority to regulate Ontario’s electricity market, including the activities of transmitters and distributors.

The OEB has the following legislated objectives in relation to the electricity industry:

•	to protect the interests of consumers with respect to prices and the adequacy, reliability and quality of electricity service,

•	to promote the education of consumers,

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to promote economic efficiency and cost effectiveness in the generation, transmission, distribution, sale and demand management of electricity and to facilitate the maintenance of a financially viable electricity industry,

•	to promote electricity conservation and demand management in a manner consistent with the policies of the Province, including having regard to the consumer’s economic circumstances,

•	to facilitate the implementation of a smart grid in Ontario, and

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to promote the use and generation of electricity from renewable energy sources in a manner consistent with the policies of the Province, including the timely expansion or reinforcement of transmission systems and distribution systems to accommodate the connection of renewable energy generation facilities.

The OEB is responsible for, among other things, approving transmission and distribution rates in Ontario. It also approves the construction, expansion, or reinforcement of transmission lines greater than two kilometres in length, as well as mergers, acquisitions, amalgamations and divestitures involving distributors, transmitters and other entities which it licenses. The activities of transmitters and distributors are subject to the conditions of their licenses and a number of industry codes issued by the OEB. These codes and other requirements prescribe minimum standards of conduct and service for licensed participants in the electricity market.

On December 14, 2017, the Province announced that it is establishing a panel to modernize the OEB. The panel has been given a mandate including reviewing how the OEB can continue to protect consumers amidst a rapidly changing sector, support innovation and new technologies, and how the OEB should be structured and resourced to deliver on its changing role. The panel is expected to report back to the Province by the end of 2018.

On December 18, 2017, the OEB posted its Strategic Blueprint: Keeping Pace with the Evolving Energy Sector. This document sets out the OEB’s commitment to modernize its approach to regulation over the next five years.

IESO

The IESO delivers key services across the electricity sector including managing the power system in real-time, planning for Ontario’s future energy needs, enabling conservation and designing a more efficient electricity marketplace to support sector evolution. It is governed by a board whose chair and directors are appointed by the Province. The IESO also coordinates province-wide conservation efforts.

Transmitters and other wholesale market participants must comply with the Market Rules issued by the IESO. The Market Rules require transmitters to comply with mandatory North American reliability standards for transmission issued by the North American Electric Reliability Corporation (“NERC”) and the Northeast Power Coordinating Council, Inc. (“NPCC”). The IESO enforces these reliability standards and coordinates with system operators and reliability agencies in other jurisdictions to ensure energy adequacy and security across the interconnected bulk electricity system in North America.

National Energy Board

The National Energy Board is an independent federal regulatory agency. Most of the National Energy Board's responsibilities are set out in the National Energy Board Act and it has jurisdiction over the construction and operation of international power lines, as well as interprovincial lines that are designated as being under federal jurisdiction (of which there are currently none). As Hydro One owns and operates 11 active international power lines connecting Ontario’s transmission system with transmission systems in Michigan, Minnesota and New York, Hydro One is required to hold several certificates and permits issued by the National Energy Board and is subject to its mandatory electricity reliability standards and reporting requirements.

Transmission

Transmission companies own and operate transmission systems that deliver electricity over high voltage lines. Hydro One’s transmission system accounts for approximately 98% of Ontario’s electricity transmission capacity based on the revenues approved by the OEB. The Company’s transmission system is interconnected to systems in Manitoba, Michigan, Minnesota, New York and Quebec and is part of the North American electricity grid’s Eastern Interconnection. The Eastern Interconnection is a contiguous electricity transmission system that extends from Manitoba to Florida and from east of the Rocky Mountains to the North American east coast. Being part of the Eastern Interconnection provides benefits to Ontario, such as greater security and stability for Ontario’s transmission system, emergency support when there are generation constraints or shortages in Ontario, and the ability to exchange electricity with other jurisdictions.

Distribution

Distributors own and operate distribution systems that deliver electricity over power lines at voltages of 50 kV or less to end users. In Ontario, as per the OEB's 2016 Yearbook of Electricity Distributors, as at December 31, 2016, 68 local distribution companies provided electricity to approximately five million customers. The distribution industry in Ontario is fragmented, with the 15 largest local distribution companies accounting for approximately 80% of the province’s customers.

Hydro One owns the largest local distribution company in Ontario, which serves over 1.3 million predominantly rural customers, or approximately 26% of the total number of customers in Ontario.

A local distribution company is responsible for distributing electricity to customers in its OEB-licensed service territory, and in some cases to other distributors. A service territory may cover large portions or all of a particular municipality, or an otherwise-defined geographic area. Distribution customers include homes, commercial and industrial businesses and institutions such as governments, schools and hospitals.

Recent Developments at Hydro One

On March 16, 2018, the OEB issued a letter which expects Hydro One Networks Inc. to file (i) a 4-year transmission rate application in 2019-2022; and (ii) a joint distribution-transmission rate application for 2023-2027.

Recent Legislative Amendments Affecting the Electricity Industry Generally and Related Issues

Tax Incentives

Tax incentives were included in the 2015 Ontario Budget to promote consolidation in the electricity distribution sector. The 2015 Ontario Budget announced a reduction in the tax rate for transfers of electricity assets from 33% to 22% and to NIL for distributors with fewer than 30,000 customers. In addition, the budget also introduced a capital gains exemption where capital gains arise as a result from exiting the payments in lieu of corporate taxes regime. These changes apply for the period beginning January 1, 2016, and ending December 31, 2018.

Energy Statute Law Amendment Act

The Energy Statute Law Amendment Act came into force in 2016. This act amended various sections of the Ontario Energy Board Act, the Electricity Act and the Green Energy Act. In particular, the Energy Statute Law Amendment Act amended the Electricity Act to require the Minister of Energy to produce long-term energy plans that may require the OEB and the IESO to issue implementation plans to achieve the objectives of those plans and to guide the OEB by such plans’ objectives in exercising its powers and performing its duties.

Ontario 2017 Long-Term Energy Plan

In 2017, the Province released its 2017 Long-Term Energy Plan, which sets out a number of initiatives for Ontario's energy system over the coming years, including: ensuring affordable and accessible energy, ensuring a flexible energy system, innovating to meet the future, improving value and performance for consumers, strengthening our commitment to energy conservation and efficiency, responding to the challenge of climate change, supporting First Nation and Métis capacity and leadership, and supporting regional solutions and infrastructure. Additional details about certain key aspects of the 2017 Long-Term Energy Plan are set out below.

The Minister of Energy issued directives to the IESO and the OEB to develop implementation plans to meet objectives outlined in the 2017 Long-Term Energy Plan, such implementation plans to be submitted to the Minister of Energy by January 31, 2018. The IESO and OEB submitted their implementation plans to the Minister on January 31, 2018 and on February 15, 2018, the Minister of Energy approved the implementation plans. Certain aspects of the 2017 Long-Term Energy Plan are detailed below, in “Ontario Fair Hydro Plan” and “Expanded Net Metering”.

Ontario Fair Hydro Plan

In March 2017, the Province announced the Ontario Fair Hydro Plan, which proposed measures to reduce electricity bills by an average of 25% for residential customers as well as initiatives to reduce costs for businesses. This plan includes the eight percent electricity bill rebate that was introduced in January 2017 (through the Ontario Rebate for Electricity Consumers Act) and builds on previously announced government initiatives to deliver rate relief on electricity bills.

The Fair Hydro Act, which act came into force on June 1, 2017, puts in place the framework for giving effect to the Fair Hydro Plan initiatives.

The Ontario Fair Hydro Plan includes:

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Refinancing a portion of the global adjustment over a longer period of time. The global adjustment is payable by Ontario electricity customers, and was established by the Province to pay costs associated with contracted and rate-regulated generation, as well as conservation and demand management programs in Ontario.

•	Provision for or broadening of electricity accessibility and assistance programs, including,

◦
Establishing an Affordability Fund to provide energy conservation and efficiency measures to certain Ontario electricity customers who are not eligible for low-income conservation programs and who need support to improve the energy efficiency of their homes.

◦	Enhancing distribution rate protection for eligible rural customers of Hydro One and certain other distributors whose customers have higher distribution charges compared to other areas.

◦	Establishing a First Nations Delivery Credit to eliminate electricity delivery charges for all on-reserve First Nations residential customers of local distribution companies.

◦	Expanding the existing Ontario Electricity Support Program, which is an OEB program that lowers electricity bills for lower-income households by providing a monthly bill credit to eligible customers.

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Allowing smaller manufacturers and greenhouses with average monthly peak demand greater than 500 kW to participate in the Industrial Conservation Initiative, effective July 1, 2017. The Industrial Conservation Initiative lowers electricity costs for eligible consumers who reduce consumption during the five highest peak periods of the year, providing an incentive to lower their consumption during peak hours and reduce their bills by an average of one-third.

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The Ontario Rebate for Electricity Consumers program, which commenced on January 1, 2017, as per the Ontario Rebate for Electricity Consumers Act. This program provides financial assistance to residential, farm, small business and other eligible consumers in respect of electricity costs, equal to a rebate of eight percent of the base invoice amount for each billing period. This rebate appears as a line item on eligible consumers’ electricity bills.

Expanded Net Metering

As part of the commitment in the 2017 Long-Term Energy Plan to give customers new ways to participate in renewable electricity generation, amendments were made to the Net Metering Regulation. Net metering is a billing arrangement with a local distribution company that allows customers to offset the electricity they buy from their local distribution company with electricity generated by their own renewable energy systems, and receive credits on their electricity bill for the electricity they send to the grid, reducing their total bill charges.

Effective July 1, 2017, the amendments expanded the net metering rules to include renewable generators of any size as eligible for net metering, provided that electricity is generated primarily for the generator’s own use, and provided that the generator is not party to any agreement other than a net metering agreement for the sale of electricity into the distribution system. The amendments also allow generators to use energy storage systems in combination with conveying their excess generated electricity into the distribution system.

Climate Change Mitigation and Low-carbon Economy Act

Pursuant to the Climate Change Mitigation and Low-carbon Economy Act, the Province introduced a cap and trade program in Ontario beginning January 1, 2017. The program capped the amount of greenhouse gas emissions for Ontario homes and businesses, and lowers that limit over time. Hydro One Networks Inc., a direct wholly-owned subsidiary of Hydro One Inc., was deemed a mandatory participant in the cap and trade program based on its annual carbon dioxide equivalent emissions. As required, Hydro One Networks Inc. registered under the program in November 2016, and continues to comply with its reporting requirements.

Burden Reduction Act

The Burden Reduction Act amended various statutes, including the Ontario Energy Board Act and the Electricity Act. The Burden Reduction Act, among other things, amended the Ontario Energy Board Act in a number of ways related to deferral and variance account review and oversight and review of transactions between transmitters and distributors and electricity generators.

Protecting Vulnerable Energy Consumers Act

The Protecting Vulnerable Energy Consumers Act impacts a distributor’s ability to disconnect customers by broadening the power of the OEB to prescribe, as a condition of a distributor’s licence, periods during which disconnections of low-volume consumers may not take place. In February 2017, the OEB issued a decision and order amending the licenses of all Ontario electricity distributors prohibiting the disconnection of residential customers by reason of non-payment for the balance of the 2017 winter period. In November 2017, the OEB issued a decision and order banning licensed electricity distributors from disconnecting homes for non-payment during the winter. See “General Development of the Business – Customer Focus – Winter Moratorium and Winter Relief Program” for more information.

OEB Consultation on Pension and Other Post-Employment Benefits

In May 2015, the OEB initiated a consultation on the regulatory treatment of pension and OPEBs in the electricity industry. The aim of the consultation was to develop standard principles to guide the OEB’s review of pension and OPEBs costs, to establish specific information requirements for applications, and to establish appropriate regulatory mechanisms for cost recovery which can be applied consistently among rate-regulated entities.

The OEB completed its consultation on pension and OPEBs costs with a cumulative report in September 2017. The OEB concluded that the default method will be the accrual accounting method to set rates for pension and OPEBs amounts. The OEB will permit another method if that method results in just and reasonable rates and the OEB will adopt certain practices in its treatment of pension and OPEBs costs.

The OEB concluded that utilities must establish a variance account to track the differences between forecasted accrual amount in rates and actual cash payments made with carrying charges at rates determined by OEB to be applied to the differences in favour of ratepayers. There is no set-aside charge for OPEBs.

Legislative Provisions Specific to Hydro One

In addition to legislation in Ontario that impacts all transmitters and distributors, there is legislation that is specific to Hydro One. Specifically, the Electricity Act requires Hydro One’s head office and principal grid control centre to be maintained in Ontario, restricts the disposition of substantially all of its OEB-regulated transmission or distribution business, prohibits any change to its jurisdiction of incorporation, and requires the Company to have an ombudsman.

Ombudsman

The Electricity Act requires the Company to have an ombudsman to act as a liaison with customers and to establish procedures for the ombudsman to inquire into and report to the Board of directors of Hydro One Limited on matters raised with the ombudsman by or on behalf of customers. See “General Development of the Business – Chronological Development of the Business – 2015 – Business of Hydro One – Ombudsman” for more information.

Elimination of Certain Legislation With Respect to Hydro One

In 2015 and 2016, Hydro One Inc. and its subsidiaries ceased to be subject to a number of Ontario statutes that apply to entities owned by the Province. Hydro One Limited is similarly not subject to those statutes. Notwithstanding the elimination of certain legislation with respect to Hydro One, the Company is required under the Financial Administration Act and the Auditor General Act to provide financial information to the Province for the Province’s public reporting purposes.

RATE-REGULATED UTILITIES

Rate Applications in Ontario

Framework

The term “rate-regulated” is used to refer to an electricity business whose rates for transmission, distribution or other services are subject to approval by a regulator. The rate base of a rate-regulated utility refers to the net book value of the utility’s assets for regulatory purposes, plus an allowance for working capital. Rate base differs from a utility’s total assets for accounting purposes, primarily because it includes the regulated assets of a utility. The OEB is the regulator that approves electricity transmission and distribution rates in Ontario. Transmission rates have historically been determined based on a cost-of-service model, while distribution rates are generally determined using a performance-based model. These models are reviewed and modified by the OEB from time to time.

In 2016, the OEB updated the filing requirements for electricity transmission applications and introduced new revenue requirement setting options. The requirements changed the framework for setting a transmitter’s revenue requirement from a cost-of-service approach to a performance-based approach similar to that outlined in the RRF for electricity distributors. To facilitate the transition to the new framework, existing transmitters may still apply for revenue requirement approval based on a one or two year cost-of-service application for their first application following the issuance of the new filing requirements.

In a cost-of-service model, a utility charges rates for its services that allow it to recover the costs of providing its services and earn an allowed return on equity. A utility’s return on equity or “ROE” is the rate of return that a regulator allows the utility to earn on the equity portion of the utility’s rate base. The costs of providing its services must be prudently incurred. Cost savings are typically passed on to customers in the form of lower rates reflected in future rate decisions. In a cost-of-service model, the utility has the potential to retain cost savings that are achieved in the intervening years between rate decisions.

Cost of Service ($)	+	Return on Equity ($)	=	Revenue Requirement ($)

In a performance-based model, a utility also charges rates for its services that allow it to recover the costs of providing its services and earn an allowed return on equity. However, the rates charged by the utility in a performance-based model assume that the utility becomes increasingly efficient over time, resulting in lower costs to provide the same service. If a utility achieves cost savings in excess of those established by the regulator, the utility may retain some or all of the benefits of those cost savings, which may permit the utility to earn more than its allowed return on equity.

CORPORATE STRUCTURE

Incorporation and Office

Hydro One Inc. was incorporated as Ontario Hydro Services Company Inc. by articles of incorporation dated December 1, 1998, under the OBCA. On May 1, 2000, it changed its name to Hydro One Inc. Its registered office and head office is located at 483 Bay Street, 8th Floor, South Tower, Toronto, Ontario M5G 2P5. Hydro One Inc. is a wholly-owned subsidiary of Hydro One Limited.

On August 31, 2015, the articles of Hydro One Inc. were amended to provide for certain share ownership restrictions required under amendments to the Electricity Act that came into force that day. On October 30, 2015, the articles of Hydro One Inc. were amended to remove restrictions on the Company’s ability to issue additional shares in its subsidiaries without the prior approval of the Minister of Energy, Science and Technology (predecessor to the Minister of Energy).

On October 31, 2015, the Province revoked all existing unanimous shareholder agreements, shareholder resolutions and shareholder declarations that restricted the powers of the directors to manage or supervise the business and affairs of Hydro One Inc.

Thereafter, on October 31, 2015, Hydro One Inc. repurchased for cancellation all of the outstanding Series A preferred shares in its capital and all of the remaining issued and outstanding shares of Hydro One Inc. were subsequently acquired by Hydro One Limited from the Province in exchange for the issuance to the Province of common shares and Series 1 preferred shares of Hydro One Limited.

On November 2, 2015, the articles of Hydro One Inc. were amended to remove the share ownership restrictions, revise the authorized capital of Hydro One Inc. to be an unlimited number of common shares and an unlimited number of Class A Preference Shares and to modernize the transfer restrictions on its securities.

On November 16, 2017, the articles of Hydro One Inc. were amended to revise the authorized capital of Hydro One Inc. to be an unlimited number of common shares, an unlimited number of Class A Preference Shares and an unlimited number of Class B Preference Shares.

Corporate Structure and Subsidiaries

The following is a simplified chart showing the organizational structure of Hydro One and the name and jurisdiction of incorporation of certain of its subsidiaries. This chart does not include all legal entities within Hydro One’s organizational structure. Hydro One Inc. owns, directly or indirectly, 100% of the voting securities of all of the subsidiaries listed below. Hydro One Limited owns 100% of the voting securities of Hydro One Inc.

Notes:

(1)	As of December 31, 2017, the Province directly owned approximately 47.4% of Hydro One Limited’s outstanding common shares and 100% of the outstanding Series 1 preferred shares.

(2)
As of December 31, 2017, 2587264 Ontario Inc., a wholly-owned subsidiary of Hydro One Limited, directly owned 485,870 Class B Preference Shares of Hydro One Inc., being 100% of the outstanding Class B Preference Shares. The Class B Preference Shares are non-voting shares.

Certain of Hydro One’s subsidiaries are described below:

•	Hydro One Networks Inc. – the principal operating subsidiary that carries on Hydro One’s rate-regulated transmission and distribution businesses.

•	Hydro One Remote Communities Inc. – generates and supplies electricity to remote communities in northern Ontario.

GENERAL DEVELOPMENT OF THE BUSINESS

Chronological Development of the Business

The following key events occurred from 2015 to early 2018 in respect of Hydro One.

2015

Incorporation of Hydro One Limited and Acquisition of Hydro One Inc.

On August 31, 2015, Hydro One Limited was incorporated by the Province as its sole shareholder.

Prior to the closing of the initial public offering of Hydro One Limited, all of the issued and outstanding common shares of Hydro One Inc. were acquired by Hydro One Limited. Under applicable Canadian securities laws, the acquisition of all of the issued and outstanding shares of Hydro One Inc. was considered a “significant acquisition”. Hydro One Limited filed a business acquisition report in respect of the acquisition on January 14, 2016. See “Business of Hydro One – Reorganizations” for more information.

Hydro One Brampton Networks Inc.

On August 31, 2015, all of the issued and outstanding shares of Hydro One Brampton Networks Inc. were transferred to the Province. Hydro One was not a participant in nor did it receive any proceeds from the transfer of Hydro One Brampton Networks Inc. to the Province.

Following the transfer to the Province, Hydro One provided certain management, administrative and smart meter network services to Hydro One Brampton Networks Inc. pursuant to service level agreements. These agreements terminated as of February 28, 2017.

Ombudsman

In 2015, the Electricity Act was amended to require that the Company have an ombudsman to act as a liaison with customers and to establish procedures for the ombudsman to inquire into and report to the Board on matters raised with the ombudsman by or on behalf of customers. These procedures are set out in a written mandate and terms of reference. See “Business of Hydro One – Ombudsman” for more information.

2016

Agreement to Acquire Orillia Power

In August 2016, the Company reached an agreement to acquire Orillia Power, an electricity distribution company located in Simcoe County, Ontario, for approximately $41 million, including the assumption of approximately $15 million in outstanding indebtedness and regulatory liabilities, subject to closing adjustments. The acquisition is subject to regulatory approval by the OEB. For further information see “Business of Hydro One – Distribution Business – Acquisitions – Agreement to Acquire Orillia Power”.

Integration of Haldimand Hydro and Woodstock Hydro

In September 2016, the Company successfully completed the integration of Haldimand Hydro and Woodstock Hydro, two Ontario-based local distribution companies acquired by the Company in 2015, including the integration of employees, customer and billing information, business processes, and operations.

Acquisition of Great Lakes Power

On October 31, 2016, following receipt of regulatory approval of the transaction by the OEB, Hydro One completed the acquisition of Great Lakes Power, an Ontario regulated electricity transmission business operating along the eastern shore of Lake Superior, north and east of Sault Ste. Marie, Ontario. The total purchase price for Great Lakes Power was approximately $376 million, including the assumption of approximately $150 million in outstanding indebtedness. On January 16, 2017, Great Lakes Power’s name was changed to Hydro One Sault Ste. Marie LP.

2017

Strategy

In 2017, the boards of directors of Hydro One Limited and Hydro One Inc. approved a strategy which details the goal to become North America's leading utility, centered around three key pillars: (i) optimization and innovation, (ii) diversification and (iii) growth.

2018

New Chief Financial Officer

On January 28, 2018, Hydro One announced the appointment of Paul Dobson as its new Chief Financial Officer effective March 1, 2018. Mr. Dobson was most recently the Chief Financial Officer at Direct Energy Ltd. in Houston, Texas. Mr. Dobson replaces Mr. Vels, who resigned on May 19, 2017.

New Chief Corporate Development Officer

On February 21, 2018, Hydro One announced the appointment of Patrick Meneley as Executive Vice President and Chief Corporate Development Officer effective March 1, 2018. Mr. Meneley was most recently the Executive Vice President, Wholesale Banking at TD Bank Group and Vice Chair and Head of Global Corporate and Investment Banking for TD Securities.

General Development of the Business

In addition to the chronological development of the business, the following general developments in the business have occurred and continue to be relevant.

Acquisitions Generally

The Company intends to continue to evaluate local distribution company consolidation opportunities in Ontario and intends to pursue those acquisitions which deliver value to the Company and its shareholders. Over time, the Company may also consider larger-scale, vertically integrated acquisition opportunities or other strategic initiatives outside of Ontario to diversify its asset base and leverage its strong operational expertise. These acquisition opportunities may include other providers of electrical transmission, distribution and other similar services in Canada and in the United States.

Customer Focus

Hydro One remains in transition from a Crown corporation to an industry leading investor owned utility. Our continued focus on customer service remains a critical aspect of our success as a Company. Greater corporate accountability for performance outcomes, and company-wide improvements in productivity and efficiency, align with our customer’s expectations of how Hydro One should operate.

Customer Service

Hydro One is committed to delivering significant value to customers by becoming easier to do business with, being available when customers need assistance, and always staying connected. This includes specific, measurable commitments to customers that encompass all areas of service. Hydro One’s billing system is stable and outperforming its previous system in terms of timeliness, accuracy and reliability. In 2017, the Company launched a new mobile-friendly corporate website, improved its self-service portal, and introduced a newly designed customer bill. Additionally, the Company is committed to increasing the availability of customer service at the local level, and increasing face to face customer engagement throughout the province. In March 2018, Hydro One transitioned the customer contact centre from a third party provider back to Hydro One in order to improve customer service. For more information on these services, please refer to “Business of Hydro One – Outsourced Services”.

Review of Operations

Hydro One has been focused on the identification of opportunities for improved corporate performance and the development of strategies to drive more efficient, cost-effective operations. Hydro One conducts regular reviews of key corporate activities and programs, covering areas such as construction services and project management practices, asset deployment and controls, information technology and cybersecurity, vegetation management practices, fleet services and utilization, supply chain management and business continuity planning. Operational improvements in capital planning and execution have already been observed, and improvements have been made to work execution process. The OEB’s rate decisions also contain directions to Hydro One to become more cost efficient and improve value to customers.

Winter Moratorium and Winter Relief Program

Hydro One has an existing voluntary policy (the winter disconnection moratorium) that from December 1 to March 31 it will not disconnect residential customers whose accounts are in arrears.

Hydro One announced its Winter Relief Program in December 2016, as an extension of its existing winter disconnection moratorium. This initiative is intended to help residential customers facing extreme hardship and who have had their electricity service disconnected by reaching out to these customers directly to help re-connect their electricity service for the remainder of the winter. As part of the program, Hydro One waives reconnection fees and works with customers to determine payment options to bring their accounts up-to-date and to evaluate various support programs in which certain customers may be eligible to participate. In November 2017, the OEB issued a decision and order banning licensed electricity distributors from disconnecting homes for non-payment during the winter.

BUSINESS OF HYDRO ONE

Business Segments

Hydro One is Ontario’s largest electricity transmission and distribution utility with approximately $25.7 billion in assets and 2017 revenues of approximately $6.0 billion. Hydro One owns and operates substantially all of Ontario’s electricity transmission network and is the largest electricity distributor in Ontario by number of customers. Hydro One delivers electricity safely and reliably to over 1.3 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One owns and operates approximately 30,000 circuit kilometres of high-voltage transmission lines and approximately 123,000 circuit kilometres of primary low-voltage distribution lines.

Hydro One has three business segments: (i) transmission; (ii) distribution; and (iii) other business. Each of the three segments is described below.

Hydro One’s transmission and distribution businesses are both operated primarily through Hydro One Networks Inc. This allows both businesses to utilize common operating platforms, technology, work processes, equipment and field staff and thereby take advantage of operating efficiencies and synergies. For regulatory purposes, Hydro One Networks Inc. files separate rate applications with the OEB for each of its licensed transmission and distribution businesses.

Transmission Business

Overview

Hydro One’s transmission business consists of owning, operating and maintaining Hydro One’s transmission system, which accounts for approximately 98% of Ontario’s transmission capacity based on revenue approved by the OEB. All of the Company’s transmission business is carried out through its wholly-owned subsidiary, Hydro One Networks Inc. and through other wholly-owned subsidiaries of Hydro One that own and control Great Lakes Power (now Hydro One Sault Ste. Marie LP), as well as through the Company’s 66% interest in B2M Limited Partnership. Hydro One’s transmission business represented approximately 53% of its total assets as at December 31, 2017, and accounted for approximately 51% of its total revenue in 2017, net of purchased power and 52% of its total revenue in 2016, net of purchased power.

The Company’s transmission business is a rate-regulated business that earns revenues mainly from charging transmission rates that are subject to approval by the OEB. In February 2016, the OEB updated the filing requirements for electricity transmission applications and introduced new revenue requirement setting options. During 2017 and 2018, the Company’s transmission rates are determined based on a cost-of-service model as permitted by the OEB during the transition to a performance-based model. Transmission rates are collected by the IESO and are remitted by the IESO to Hydro One on a monthly basis, which means that Hydro One’s transmission business has no direct exposure to end-customer counterparty risk.

Transmission rates are based on monthly peak electricity demand across Hydro One’s transmission network. This gives rise to seasonal variations in Hydro One’s transmission revenues, which are generally higher in the summer and winter due to increased demand, and lower during other periods of reduced demand. Hydro One’s transmission revenues also include revenues associated with exporting energy to markets outside of Ontario. Ancillary revenue includes revenues from providing maintenance services to generators and from third party land use.

Business

The Company’s transmission system serves substantially all of Ontario and transported approximately 132 TWh of energy throughout the province in 2017. Hydro One’s transmission customers consist of 43 local distribution companies (including Hydro One’s own distribution business) and 88 large industrial customers connected directly to the transmission network, including automotive, manufacturing, chemical and natural resources businesses. Electricity delivered over the Company’s transmission network is supplied by 129 generators in Ontario and electricity imported into the province through interties. Interties are transmission interconnections between neighbouring electric systems that allow power to be imported and exported.

The high voltage power lines in Hydro One’s transmission network are categorized as either lines which form part of the “bulk electricity system” or “area supply lines”. Power lines which form part of the bulk electricity system typically connect major generation facilities with transmission stations and often cover long distances, while area supply lines serve a local region. Ontario’s transmission system is connected to the transmission systems of Manitoba, Michigan, Minnesota, New York and Quebec through the use of interties, allowing for the import and export of electricity to and from Ontario.

Hydro One’s transmission assets were approximately $14 billion as at December 31, 2017 and include transmission stations, transmission lines, a control centre and telecommunications facilities. Hydro One has approximately 308 in-service transmission stations and approximately 30,000 circuit kilometres of high voltage lines whose major components include cables, conductors and wood or steel support structures. All of these lines are overhead power lines except for approximately 270 circuit kilometres of underground cables located in certain urban areas.

B2M Limited Partnership is Hydro One’s partnership with the Saugeen Ojibway Nation with respect to the Bruce-to-Milton transmission line. B2M Limited Partnership owns the transmission line assets relating to two circuits between Bruce TS and Milton TS, while Hydro One owns the transmission stations where the lines terminate. Hydro One maintains and operates the Bruce-to-Milton line. Hydro One has a 66% economic interest in the partnership.

Hydro One’s transmission network is managed from a central location. This centre monitors and controls the Company’s entire transmission network, and has the capability to remotely monitor and operate transmission equipment, respond to alarms and contingencies and restore and reroute interrupted power. There is also a backup facility which would be staffed in the event of an evacuation of the centre.
Hydro One uses telecommunications systems for the protection and operation of its transmission and distribution networks. These systems are subject to very stringent reliability and security requirements, which help the Company meet its reliability obligations and facilitate the restoration of power following service interruptions.

In 2016, Hydro One completed the acquisition of Great Lakes Power, an Ontario regulated transmission business operating along the eastern shore of Lake Superior, north and east of Sault Ste. Marie, Ontario. The total purchase price for Great Lakes Power was approximately $376 million, including the assumption of approximately $150 million in outstanding indebtedness. On January 16, 2017, Great Lakes Power’s name was changed to Hydro One Sault Ste. Marie LP. See “General Development of the Business – Chronological Development of the Business – 2016 – Acquisition of Great Lakes Power”.

Regulation

Transmission Rate Setting

As discussed under “Rate-Regulated Utilities”, transmission rate setting in Ontario has changed. The OEB has created two new revenue plan options: the Custom Incentive Rate Setting Plan (the “Custom IR Method”) and the Incentive Index Rate Setting Plan (the “Revenue Cap Index”).

Under the Custom IR Method, the revenue requirement is adjusted though the rate term using a custom index proposed by the transmitter to reflect forecasts, and internal and external benchmarking evidence.

Under the Revenue Cap Index the first year’s revenue requirement reflects the transmitter’s cost of service, and annually thereafter, this amount is subject to a formulaic increase reflecting productivity and stretch commitments proposed by the transmitter. Revenue Cap Index applicants can request incremental capital funding.

The OEB sets transmission rates based on a two-step process. First, all transmitters apply to the OEB for the approval of their revenue requirements. Second, the OEB aggregates the total revenue requirements of all transmitters in Ontario and applies a formula to arrive at a single set of rates that are charged to ratepayers for the three types of transmission services applicable in Ontario, namely: network services, line connection services and transformation connection services. The three separate rates charged for these services are the same for all transmitters and are referred to as “uniform transmission rates”. Uniform transmission rates for all transmitters are set by the OEB on an annual basis, using the revenue requirements set out in the most recent rate decision issued for each transmitter.

The updated filing requirements for transmitters mandate that steps be made towards the integration of core RRF concepts into revenue requirement applications. Transmitters applying for revenue requirements under the Custom IR Method or Revenue Cap Index must include (i) evidence of the continuous improvement and efficiency gains anticipated to be achieved over the rate term; (ii) a mechanism to protect ratepayers in the event of earnings significantly in excess of the regulatory net income supported by the return on equity established in the approved revenue requirement; and (iii) proposed performance metrics applicable to their individual circumstances. A key component of rate–setting under the RRF is benchmarking evidence to support cost forecasts and system planning proposals.

A transmitter must apply for the approval of its revenue requirement for an initial base year covered by the rate decision. The revenue requirement for subsequent years is determined based on a formula that accounts for inflation and certain productivity factors set by the regulator. The revenue requirement in these subsequent years is set on the assumption that the transmitter will achieve efficiency or productivity improvements to offset the productivity factor imposed by the regulator.

Recent Transmission Rate Applications

Hydro One Networks Inc., B2M Limited Partnership and Hydro One Sault Ste. Marie LP (formerly Great Lakes Power) file separate applications to the OEB for the approval of their revenue requirements for transmission services.

Hydro One Networks Inc.

In January 2015, the OEB approved Hydro One Networks Inc.’s 2015 transmission rate order for transmission services, which provided for a revenue requirement of $1,477 million for 2015 and $1,516 million for 2016

(excluding B2M Limited Partnership). These revenue requirements reflect an approved rate base of $9,651 million, return on equity of 9.30% and deemed capital structure of 60% debt and 40% equity.

In January 2016, the OEB issued its decision and order on the 2016 transmission revenue requirement for Hydro One Networks Inc. approving a revenue requirement of approximately $1,480 million based on an approved rate base of $10,040 million and a return on equity of 9.19%.

In May 2016, Hydro One Networks Inc. filed a transmission rate application with the OEB for its 2017-2018 revenue requirements on a cost of service basis, electing to take advantage of the transition period available to transmitters before the OEB requires transmitters to choose between the two incentive-based revenue plan options. In its application, Hydro One Networks Inc. requested the OEB’s approval of rates revenue requirements of $1,505 million for 2017 and $1,586 million for 2018.

In preparing its application for 2017-2018, Hydro One Networks Inc. carried out customer engagement and incorporated the feedback into its application. As part of the transmission rate application, Hydro One Networks Inc. also filed its proposed five-year transmission system capital plan.

In September 2017, the OEB issued its decision on Hydro One Networks Inc.’s application for transmission rate revenue requirements. Key changes arising out of the OEB’s decision included: (i) reductions in planned capital expenditures of $126 million and $122 million respectively for 2017 and 2018, (ii) reductions in operations, maintenance and administration expenses of $15 million each year related to compensation expenses, and (iii) reductions in estimated tax savings from the initial public offering of Hydro One Limited of $24 million and $26 million for 2017 and 2018, respectively. On October 10, 2017, Hydro One Networks Inc. filed a draft rate order reflecting the changes outlined in the OEB’s decision.

In its decision, the OEB concluded that the net deferred tax asset resulting from the transition from the payments in lieu of tax regime under the Electricity Act to the federal and provincial tax regimes in connection with the Company’s initial public offering should not accrue entirely to the Company’s shareholder, but rather a portion should be shared with Hydro One Networks Inc.’s ratepayers. The OEB proposed a basis for sharing a portion of the tax savings resulting from the deferred tax asset with Hydro One Networks Inc.’s ratepayers by reducing the amount of taxes approved for recovery in Hydro One Networks Inc.’s 2017-2018 transmission rates. On November 9, 2017, the OEB issued a decision and order that established the portion of the tax savings that should be shared with Hydro One Networks Inc.’s ratepayers, based on its initial decision.

Hydro One Networks Inc. has filed with the OEB a motion to review and vary the OEB’s decision, and has filed an appeal with the Divisional Court of Ontario. The motion, among other things, seeks allocation to the Company’s shareholders of the full amount of the future tax savings arising from the deferred tax asset. In both the motion and the appeal, Hydro One Networks Inc.’s position is that the OEB made errors of fact and law in its determination of the allocation of the tax savings between the Company’s shareholders and Hydro One Networks Inc.’s ratepayers. On December 19, 2017, the OEB granted a hearing of the merits of the motion which took place on February 12, 2018.

If the OEB’s decisions are upheld, based on the facts known at this time, the exposure from the potential impairments would be a one-time decrease in net income of up to approximately $885 million (as further described below), resulting in an annual decrease to funds from operation in the range of $50 million to $60 million.

The OEB’s allocation methodology would result in an impairment of Hydro One Networks Inc.’s transmission deferred income tax regulatory asset of up to approximately $515 million. If the OEB were to apply the same basis for sharing the deferred tax asset in Hydro One Networks Inc.’s 2018-2022 distribution rates, for which a decision is currently outstanding, it would result in an impairment of Hydro One Networks Inc.’s distribution deferred income tax regulatory asset of up to approximately $370 million.

In October 2017, Anwaatin Inc., as an intervenor, filed a motion to review and vary the September 28, 2017 OEB decision alleging that the OEB breached its duty of procedural fairness, failed to respond to certain evidence, and failed to provide reasons on the capital budget as it related to reliability issues impacting Anwaatin Inc.’s constituents. This motion was heard by the OEB on February 13, 2018.

On November 23, 2017, the OEB approved the 2017 rates revenue requirement of $1,438 million. On December 20, 2017, the OEB approved the 2018 rates revenue requirement of $1,511 million, which included a $25 million increase from the approved amount, as a result of the OEB-updated cost of capital parameters. Uniform transmission rates, reflecting these approved amounts, were approved by the OEB on February 1, 2018 to be effective as of January 1, 2018.

B2M Limited Partnership

In December 2015, the OEB approved B2M LP’s revenue requirement for years 2015 to 2019, subject to annual updates in each of 2016, 2017 and 2018 to adjust its revenue requirement for the following year consistent with the OEB’s updated cost of capital parameters.

In December 2016, B2M Limited Partnership filed a draft rate order with a revised 2017 revenue requirement of $34 million. On June 8, 2017, the OEB approved B2M Limited partnership’s rate order reflecting 2017 transmission revenue requirement of $34 million.

On December 20, 2017, B2M Limited Partnership submitted an interim rates application to the OEB requesting approval for an updated revenue requirement for electricity transmission to be effective January 1, 2018. On February 1, 2018, the OEB issued its decision and rate order for 2018 uniform transmission rates declaring the 2018 uniform transmission rates as interim, as the B2M LP application for an update to its 2018 transmission revenue requirement is still under consideration by the OEB. See also the Annual MD&A under the subheading “Regulation – Electricity Rate Applications – B2M LP”.

Hydro One Sault Ste. Marie LP

In December 2016, Hydro One Sault Ste. Marie LP filed an application with the OEB for 2017 transmission rates, requesting an increase to the approved 2016 revenue requirement of 1.9%. On September 28, 2017, the OEB issued its decision and order in Hydro One Sault Ste. Marie LP’s 2017 transmission rates application, denying the requested revenue requirement for 2017. Hydro One Sault Ste. Marie LP’s 2016 approved revenue requirement of $41 million remained in effect for 2017.

Reliability Standards for Transmission

The Company’s transmission business is required to comply with various mandatory regulations for transmission reliability, including mandatory standards, directories and market rules established by NERC, NPCC, and the IESO, which are international, regional and Ontario reliability regulatory authorities respectively, involved in regulating, promoting and otherwise improving the reliability of transmission networks in North America. Hydro One’s compliance with these reliability regulations is enforced by both the IESO and the National Energy Board.

Among the various regulations, NERC has established a set of currently enforced standards and continues to issue new and revised standards to ensure that utilities and other users, owners and operators of the bulk electricity system in North America implement and sustain preventive, detective and corrective measures to mitigate cyber and physical security risks to critical infrastructure. Hydro One’s physical, electronic and information security measures have been and are being upgraded to meet these revised requirements. Hydro

One expects to continue to perform additional work and incur further costs to comply with these and other reliability regulations. Hydro One anticipates that these costs will be incurred annually over a number of years and will be recovered in rates. See the Annual MD&A under the subheadings “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Compliance with Laws and Regulations”, “ – Risk Associated with Information Technology Infrastructure and Data Security” and “ – Risks Relating to Asset Condition and Capital Projects” for more information.

Regional Planning

The OEB oversees regional planning processes to ensure that transmission and distribution investments are coordinated at a regional level. The OEB has indicated it will rely on regional planning studies and reports to support rate applications submitted by transmitters and distributors and “leave to construct” applications submitted by transmitters. In Ontario, the regional planning process is led by the transmitter responsible for a particular geographic region. For this purpose, the province is divided into 21 regions. As the largest transmitter in Ontario, Hydro One plays a key role in the regional planning process and is responsible for leading the regional planning process in 20 of the 21 designated regions. The first cycle of the regional planning process was completed in 2017. The second cycle of the regional planning process is currently in progress. Once a transmission and distribution infrastructure plan is finalized, the transmitter responsible for each region will take steps to implement the recommended transmission investments and distributors in the region will implement the recommended distribution investments in their respective service territories.

In conducting regional planning, Hydro One works closely with the IESO and all distributors in the region to jointly identify needs and develop transmission and distribution investment options. Hydro One also coordinates with the IESO on its Integrated Regional Resource Planning process.

Capital Expenditures

The Company anticipates that it will spend approximately $1,010 million to $1,486 million per year, over the next five years, on capital expenditures relating to its transmission business. The Company’s capital expenditure plans are included in Hydro One’s applications to the OEB for transmission rates. See “Capital Investments – Future Capital Investments” in the Annual MD&A for more information on future capital expenditures.

The Company incurs both sustaining capital expenditures and development capital expenditures. Sustaining capital expenditures are those investments required to replace or refurbish lines or station components to ensure that transmission assets continue to function as originally designed. Hydro One’s plans to maintain, refurbish or replace existing assets are based upon risk assessments, asset condition assessments and end-of-service life criteria specific to each type of asset. Priorities are assigned to each type of investment based upon the extent of the risks that it mitigates.

Investments to sustain Hydro One’s transmission assets are critical to maintain the safety, reliability and integrity of its existing transmission network. Hydro One’s sustainment capital plan is designed to maintain Hydro One’s transmission reliability performance, as determined by measures such as the average length (in minutes) of unplanned interruptions per delivery point. The Company expects that significant investments will be required in its existing infrastructure over the long term.

The Company’s development capital expenditure plan is designed to address Ontario’s changing generation profile, accommodate load growth in areas throughout Ontario and support the expected change in generation mix. Development capital expenditures include those investments required to develop and build new large-scale projects such as new transmission lines and stations and smaller projects such as transmission line or station reinforcements, extensions or additions.

The Company engages with various stakeholders, including its customers, as it develops its capital plans. It also engages affected communities and parties who may be impacted by individual projects. The Company also consults with Indigenous communities whose rights may be affected by its projects.

Competitive Conditions

Within our principal market of Ontario, the Company operates and maintains substantially all of the transmission system. Competition for transmission services in Ontario is currently limited. The adoption by the OEB of uniform transmission rates that apply to all transmitters also reduces the financial incentive for customers to seek alternative transmission providers, since each transmitter in Ontario charges the same uniform rate for transmission services. Hydro One competes with other transmitters for the opportunity to build new large-scale transmission facilities in Ontario. As an example, Hydro One Networks Inc. filed a section 92 application with the OEB in February 2018 to design, build and operate the new East-West Tie transmission line. Management believes that Hydro One is well-positioned to pursue the development of such facilities. However, the competitive process was amended by the proclamation of the Energy Statute Law Amendment Act to allow for the selection of a transmitter outside the existing competitive process. The 2017 Long-Term Energy Plan directs the IESO to develop a transmission procurement process that is clear, cost-effective, efficient and able to respond to changing policy, market and system needs. See “The Electricity Industry in Ontario – Recent Legislative Amendments Affecting the Electricity Industry Generally – Energy Statute Law Amendment Act” and “ – Ontario 2017 Long-Term Energy Plan” for more information.

Hydro One does not compete with other transmitters with respect to investments which are made to sustain or develop its existing transmission infrastructure. See Annual MD&A under the heading “Regulation – Other Applications”.

Distribution Business

Overview

Hydro One’s distribution business consists of owning, operating and maintaining Hydro One’s distribution system, which it owns primarily through Hydro One Networks Inc., the largest local distribution company in Ontario. The Company’s distribution system is also the largest in Ontario. The Company’s distribution business is a rate-regulated business that earns revenues mainly by charging distribution rates that are subject to approval by the OEB. The Company’s distribution rates are generally determined using a performance-based model, except for the distribution rates of Hydro One Remote Communities Inc., which are set on a cost-recovery basis and do not include a return on equity.

Hydro One’s distribution business represented approximately 36% of its total assets as at December 31, 2017, and accounted for approximately 49% of its total revenue in 2017, net of purchased power and 48% of its total revenue in 2016, net of purchased power. Hydro One’s distribution business also includes the business of its wholly-owned subsidiary, Hydro One Remote Communities Inc., which supplies electricity to customers in remote communities in northern Ontario. Distribution revenues include distribution rates approved by the OEB and amounts to reimburse Hydro One for the cost of purchasing electricity delivered to its distribution customers. Distribution revenues also include minor ancillary service revenues, such as fees related to the joint use of the Company’s distribution poles by participants in the telecommunications and cable television industries, as well as miscellaneous charges such as charges for late payments.

As at December 31, 2017, Hydro One’s distribution assets were approximately $9 billion.

Business

Hydro One delivers electricity through its distribution network to over 1.3 million residential and business customers, most of whom are located in rural areas, as well as 51 local distribution companies (including Hydro One’s own distribution business).

Hydro One’s distribution system includes approximately 123,000 circuit kilometres of primary low-voltage distribution lines and approximately 1,000 distribution and regulating stations. Other distribution assets include poles, transformers, service centres and equipment.

Hydro One’s distribution system services a predominantly rural territory. As a result of the lower population density in the Company’s service territory, the Company’s costs to provide distribution services may be higher than those of distributors who service urban areas. Furthermore, unlike the distribution systems found in urban areas, most of Hydro One’s distribution system was not designed with redundancy, to be interconnected in loops with other distribution lines, with the result that interruptions experienced at any point along a distribution line in Hydro One’s network can cause all customers downstream of the interruption point to lose power. Accordingly, the reliability of Hydro One’s distribution system is lower than that of local distribution companies which service urban territories that typically have redundancy built into their systems. The Company engages in vegetation management activities to maintain the reliability of Hydro One’s distribution system on a preventive basis and to protect public health and safety. This consists of the trimming or removal of trees to lower the risk of contact with distribution lines, thereby reducing the risk of power outages, and preventing potential injury to the public or employees. The Company’s monitoring systems assist with determining areas of priority and with system restoration. The Company relies on its local line crews for these restoration activities.

Hydro One’s distribution business is involved in the connection of new sources of electricity generation, including renewable energy. Hydro One invests in upgrades and modifications to its distribution system to accommodate these new sources of generation and ensure the continued reliability of its distribution network. As at December 31, 2017, there were approximately 16,000 small, mid-size and large embedded generators connected to Hydro One’s distribution network, including approximately 15,000 generators with capacities of up to 10 kW. As at December 31, 2017, Hydro One also had approximately 2,000 generators pending connection.

Hydro One has played a significant role in the installation of smart meters and the migration of distribution customers to time of use pricing in Ontario. Smart meters are regarded as an integral means of promoting a culture of conservation, and they allow customers to change their electricity consumption patterns and reduce their costs. Hydro One has completed all material activities associated with the implementation of smart meters, and has transitioned the vast majority of its customers to time of use pricing.

Acquisitions

Agreement to Acquire Orillia Power

In August 2016, the Company reached an agreement to acquire Orillia Power, an electricity distribution company located in Simcoe County, Ontario, for approximately $41 million, including the assumption of approximately $15 million in outstanding indebtedness and regulatory liabilities, subject to closing adjustments. The acquisition is subject to regulatory approval by the OEB. On July 27, 2017, the OEB issued Procedural Order No. 6 (“Procedural Order”) which stated that the OEB has decided to delay a decision on the Orillia Power application until Hydro One defends its cost allocation proposal in the 2018-2022 distribution application hearing. On August 14, 2017, Hydro One filed a motion to review and vary the Procedural Order requesting the OEB to allow the Orillia Power application to proceed immediately in the ordinary course. On January 4, 2018, the OEB issued its decision and order, referring the matter back to the panel on the application. On February 5, 2018, the OEB issued another procedural order, directing the parties to file evidence or submissions on their expectations of the overall cost structures following the deferred rebasing period and the effect on Orillia Power customers. Hydro One Networks Inc. and the City of Orillia filed their submissions on February 15, 2018, and they now await the OEB’s decision as to whether the OEB will approve the acquisition, deny it, or require additional evidence.

Regulation

Distribution Rates

Distribution rates in Ontario are determined using a performance-based model set out in the OEB’s Renewed Regulatory Framework for Electricity Distributors: A Performance-Based Approach, which is sometimes referred to as the “RRF”. Under the RRF, distributors in Ontario may choose one of three rate-setting methods, depending on their capital requirements: 4th Generation Incentive Rate-Setting (now known as Price Cap IR), Custom Incentive Rate-Setting, or Annual Incentive Rate-Setting Index.

The RRF contemplates that a distributor will apply for the approval of its revenue requirement for an initial base year covered by the rate decision. The revenue requirement for subsequent years is determined based on a formula that accounts for inflation and certain productivity factors set by the regulator. The revenue requirement in these subsequent years is set on the assumption that the distributor will achieve efficiency or productivity improvements to offset the productivity factor imposed by the regulator. The RRF allows the distributor to retain all or a portion of the cost savings achieved in excess of the estimate established by the regulator during the period covered by the rate decision. This allows the distributor an ability to earn more than its allowed return on equity. The RRF provides incentives for distributors to achieve certain performance outcomes, namely: customer focus, operational effectiveness, public policy responsiveness and financial performance. The OEB has indicated that customer focused outcomes and continuous performance improvements by distributors are central to the RRF framework objectives. The OEB has further indicated that distributors should develop plans that respond to customer service needs.

A distributor must submit proposed performance measures as part of its application for distribution rates under the RRF. Distributors may also propose their own performance measures for approval by the OEB. In its most recent distribution application, Hydro One submitted eight additional quantitative measures relating to areas that will be the subject of increased spending levels over the next few years, such as pole replacements, distribution station refurbishments and vegetation management. Distributors are required to report to the OEB on their performance against the performance measures approved as part of their most recent rate decision.

The OEB’s review process of the anticipated cost of service for providing distribution services under the RRF follows a process similar to that of a transmission rate application . Once the revenue requirement for distribution services is determined, it is allocated across the distributor’s customer rate classes using a methodology approved by the OEB resulting in the setting of individual rates for distribution services based on each customer rate class. Hydro One currently has 13 customer rate classes.

Distribution rates in Ontario are not the same for all distributors and reflect the particular circumstances of each distributor, including its own costs of providing electricity service to its own particular customers. The OEB policy, A New Distribution Rate Design for Residential Electricity Customers, changes the current distribution rate design for residential customers (a combination of a fixed monthly rate and a variable charge) to a fixed monthly charge only. In December 2015, the OEB increased the transition period for certain customer classes of Hydro One Networks Inc. to eight years to mitigate bill impacts. Implementation will be completed over the next two to six years for Hydro One Networks Inc.’s residential customers.

The OEB has also initiated a working group to consider possible changes to the design of rates for commercial industrial customers. Changes to rate design will not impact the total revenue to be collected from these customer classes.

Recent Distribution Rate Applications

The Company’s distribution rates, other than the distribution rates of Hydro One Remote Communities Inc., are determined by using a performance-based model.

Hydro One Networks Inc.

In March 2015, the OEB issued a decision regarding Hydro One Networks Inc.’s distribution rates for the three-year period from 2015 to 2017, providing for a revenue requirement of $1,326 million for 2015, $1,430 million for 2016 and $1,486 million for 2017.

In December 2016, the OEB issued its decision and order approving Hydro One Networks Inc.’s distribution rates effective January 1, 2017. The overall impact of this decision was a reduction of the proposed 2017 revenue requirement to approximately $1,415 million from $1,486 million. The 2017 revenue requirement reflects an approved rate base of $7,190 million, return on equity of 8.78% and a deemed capital structure of 60% debt and 40% equity. The overall impact of the 2017 rates is a reduction in distribution delivery charges for most residential customers.

In March 2017, Hydro One Networks Inc. filed an application with the OEB for its 2018-2022 distribution rates. The application reflects the level of capital investments required to minimize degradation in overall system asset condition, to meet regulatory requirements, and to maintain current reliability levels. On November 17, 2017, Hydro One Networks Inc. filed with the OEB a request for interim rates based on current OEB-approved rates, adjusted for an updated load forecast. On December 1, 2017, the OEB denied this request and set interim rates based on current OEB-approved rates with no adjustments.

In an update to its 2018-2022 distribution application filed on December 21, 2017, Hydro One Networks Inc. described the impact on the proposed revenue requirement of various developments since initially filing its application. These included, without limitation, the updated cost of capital parameters and inflation factor for 2018 issued by the OEB, and reductions in the 2018 operating, maintenance and administrative forecast and 2018-2022 capital forecasts.

In March 2018, the OEB approved the continuation of the transition towards fully fixed distribution rates for residential customers, updates to the rates used to recover transmission charges and clearance of balances in certain deferral and variance accounts for the former Haldimand Hydro, Woodstock Hydro and Norfolk Hydro. Hydro One Networks Inc. will be filing a rate order which reflects the findings of the OEB’s decision approving the 2018 rates.

Hydro One Remote Communities Inc.

In August 2017 Hydro One Remote Communities Inc. filed an application seeking approval of the 2018 revenue requirement and customer rates for the distribution and generation of electricity, in the Hydro One Remote Communities service area, to be implemented on May 1, 2018. Hydro One Remote Communities Inc.’s business is exempt from a number of sections of the Electricity Act which relate to the competitive market. For example, Hydro One Remote Communities Inc. continues to apply bundled rates to customers in remote communities. Hydro One Remote Communities Inc.’s business is operated on a break-even basis, without a return on equity included in rates. As a result, any net income or loss in the year related to the regulated operations of Hydro One Remote Communities Inc. is recorded in a regulatory variance account for inclusion in the calculation of future customer rates. For more information, see the Annual MD&A under the heading “Regulation – Hydro One Remotes Communities Inc.”.

Conservation and Demand Management

CDM requirements in Ontario require distributors to achieve specific energy savings targets by encouraging their customers to reduce their energy usage. Distributors seek to achieve these targets through a number of different initiatives, including by offering customers energy saving devices for use at home, cash rebates for the purchase of energy efficient light bulbs and other products. Incentive programs are also offered to small, medium, and large businesses, as well as industrial customers. Distributors are responsible for developing and submitting CDM plans and reporting on their progress towards achieving specific energy-savings targets. The IESO oversees compliance with CDM requirements in Ontario and also reimburses distributors for the costs of complying with CDM requirements. Hydro One expects that its costs of complying with CDM requirements will be fully reimbursed by the IESO. As a result, CDM-related costs that are reimbursed by the IESO are not included in Hydro One’s rate applications to the OEB.

Distributors in Ontario are collectively required to achieve a total of 7 TWh of electricity savings by December 31, 2020, with each local distribution company being allocated individual energy-savings targets and budgets.

Hydro One Networks Inc.’s 2015-2020 CDM energy savings target is 1,255 GWh.

Hydro One entered into a joint CDM plan submission with another local distribution company in February 2017 which allows the companies to achieve a bonus of 1.5 cent/kWh if they achieve their combined allocated targets, as compared to 1 cent/kWh if each local distribution company achieved its full allocated target.

Capital Expenditures

Hydro One’s asset sustainment activities are based on an assessment of asset condition. Distribution asset renewals are undertaken when assessments indicate there is a high risk of failure and where further maintenance activities are not appropriate. Capital expenditures for the Company’s distribution business in the near term are anticipated to focus on new load connections, storm damage, wood pole replacement, and system capability reinforcement. In addition, the Company expects to continue to construct new distribution lines and stations in the future in response to system growth forecasts, continued suburban community development, high load relief requirements and requirements to connect new sources of generation. The Company expects that it will spend approximately $641 million to $805 million per year over the next five years on capital expenditures relating to its distribution business.

Hydro One is continuing to modernize its distribution system through the deployment of smart devices (including remotely controllable switches and breakers as well as faulted circuit indicators) as power system assets are renewed. Hydro One is also implementing a new Distribution Management System (“DMS”) at its Ontario Grid Control Centre. The DMS will enable distribution components to be monitored and controlled, perform real-time analysis and determine, with greater precision, the location of equipment failures. Additional functionality is planned, in future, to allow field staff to view system conditions remotely in real-time. Smart metering data will also be used to deliver operational and asset management benefits such as better notification of outages and their scope, asset loading information and other data. For more information on future capital expenditures, see the Annual MD&A under the subheading “Capital Investments – Future Capital Investments”.

Competitive Conditions

Hydro One’s distribution service area is set out in its licence issued by the OEB. Only one distributor is permitted to provide distribution services in a service territory, and distributors have exclusive rights to provide service to new customers located within their service territory. As a result, there is very little direct competition for distribution services in Ontario, except near the borders of adjoining service territories, where a distributor may apply to the OEB to claim the right to serve new customers who are not currently connected to its distribution grid.

In 2017, the Company eliminated load transfer arrangements with local distribution companies as directed by the OEB. As a result, some of the Company’s customers have been transferred to the adjacent local distribution companies and other customers have been added to the Company’s customer base.

To create more efficiency in the distribution sector, the Province has endorsed the need for faster consolidation among local distribution companies in Ontario, resulting in competition for acquisition or merger opportunities. Potential acquirers may include strategic and financial buyers, in addition to other local distribution companies. Management believes that Hydro One is well-positioned to continue to pursue consolidation opportunities. However, as consolidation within Ontario has continued, competition for remaining consolidation opportunities has increased.

Other Business

Hydro One’s other business segment consists of certain corporate activities, including a deferred tax asset, and is not rate-regulated. The deferred tax asset arose on the transition from the provincial payments in lieu of tax regime to the federal tax regime in connection with the initial public offering of Hydro One Limited and reflects the revaluation of the tax basis of Hydro One’s assets to fair market value. Prior to November 6, 2015, Hydro One’s other business segment principally consisted of its telecommunications business, run through Hydro One Telecom Inc. As of November 6, 2015, Hydro One Telecom Inc. became an indirect wholly-owned subsidiary of Hydro One Limited and was no longer owned by Hydro One Inc.

The other business segment represented approximately 11% of Hydro One’s total assets as at December 31, 2017, and accounted for approximately 0% of its total revenue in 2017, net of purchased power and did not account for any revenue in 2016.

Indigenous Communities

Hydro One believes that building and maintaining respectful, positive and mutually beneficial relationships with Indigenous communities across the province is important to achieving the Company’s corporate objectives. Hydro One is committed to working with Indigenous communities in a spirit of cooperation, partnership and shared responsibility. Hydro One’s equity partnership with the Saugeen Ojibway Nation in respect of the Bruce-to-Milton transmission line demonstrates the Company’s commitment to these principles. In keeping with the Company’s Indigenous Relations Policy, Hydro One’s Indigenous Relations team provides guidance and advice to support the Company in developing and advancing positive relationships. Hydro One also has several programs related to Indigenous communities and their citizens. These include educational and training opportunities which provide opportunities for work terms, Indigenous procurement partnership agreements along with community investments, customer support and outreach. Together, Hydro One Networks Inc. and Hydro One Remote Communities Inc. serve approximately 100 First Nation communities.

The Company’s Health, Safety, Environment and Indigenous Peoples Committee of the Board is responsible for assisting the Board in discharging the Board’s oversight of responsibilities relating to effective occupational health and safety and environmental policies and practices at Hydro One, and its relationship with Indigenous communities.

Outsourced Services

Hydro One has outsourced certain non-core functions, including facilities management services with respect to its stations and other facilities, and certain back-office services such as information technology, payroll, supply chain and accounting services. The Company’s back-office services are provided by a third party service provider under an agreement that expires on February 28, 2021 for information technology services, and on December 31, 2019 for back-office services. The agreement relating to the Company’s information technology services was amended effective March 1, 2018, and extended for 14 months. The Company has an option to renew the agreement in relation to the non-information technology services for two additional terms of approximately one year each. The Company’s call centre services were previously provided by a third party service provided under an agreement that expired on February 28, 2018. Effective March 1, 2018, Hydro One insourced these call centre services. The Company’s facilities management services are provided by a third party service provider under an agreement that expires on December 31, 2024 with an option for the Company to renew the agreement for an additional term of three years.

Employees

As at December 31, 2017, Hydro One had approximately 7,300 regular and non-regular employees province-wide comprised of a mix of skilled trades, engineering, professional, managerial and executive personnel. Hydro One’s regular employees are supplemented primarily by accessing a large external labour force available through arrangements with the Company’s trade unions for variable workers, sometimes referred to as “hiring halls”, and also by access to contract personnel. The hiring halls offer Hydro One the ability to access highly trained and appropriately skilled workers on a project-by-project basis. This provides the Company with more flexibility to address seasonal needs and unanticipated changes to its budgeted work programs. The Company also offers apprenticeship and technical training programs to ensure that future staffing needs will continue to be met.

For more information on employees, see the Annual MD&A under the heading “Hydro One Work Force”.

Health, Safety and Environmental Management

Hydro One has an integrated Health, Safety and Environment Management System that includes key elements for the successful minimization of risk and continued performance improvements. Health, safety and environmental hazards and risks are identified and assessed and controls are implemented to mitigate significant risks. The Company has policies in place regarding Health and Safety, Environment, Workplace Violence and Harassment and Public Safety.

Hydro One Networks Inc. is a designated “Sustainable Electricity Company” by the Canadian Electricity Association. The brand demonstrates Hydro One’s commitment to responsible environmental, social and economic practices, and to the principles of sustainable development.

Given the nature of the work undertaken by Hydro One employees, health and safety remains one of the Company’s top priorities. ‘Safety comes first’ is one of Hydro One’s core values. The Company has developed and is continuing to develop a number of programs and initiatives for accident prevention and to minimize the risk of injury to the public associated with its facilities and operations.

Measures are in place to monitor, on a regular basis, health, safety and environment performance using proactive and reactive measures and/or qualitative and quantitative measures. Since 2004, the evolution of Hydro One’s recordable rate, its key health and safety performance measure, has seen a reduction of approximately 84% in the number of recordable rate incidents. All measures are monitored by management and by the Health, Safety, Environment and Indigenous Peoples Committee. Management compensation has been tied, in part, to success in achieving annual health and safety performance targets. A program allowing for an effective early and safe return to work has allowed the Company to ensure that, when injuries occur, employees recover and return to the workplace as soon as possible.

In 2017, Hydro One continued with its “Journey to Zero” safety initiative that began in 2009. This initiative compares Hydro One to other companies to identify performance gaps. Safety perception assessments were completed in 2009, 2013, 2015 and 2017. The assessment identified opportunities for improvement and forms the development of new health and safety initiatives using cross-functional teams from across the province.

Environmental Regulation

Hydro One is subject to extensive federal, provincial and municipal regulation relating to the protection of the environment that governs, among other things, environmental assessments, discharges to water and land and the generation, storage, transportation, disposal and release of various hazardous substances. Estimated environmental liabilities are reviewed annually or more frequently if significant changes in regulation or other relevant factors occur. Estimated changes are accounted for prospectively.

Permits and Approvals

The Company is required to obtain and maintain specified permits and approvals from federal, provincial and municipal authorities relating to the design, construction and operation of new and upgraded transmission and distribution facilities. Examples include environmental assessment approvals, permits for facilities to be located in parks or other regulated areas, water crossing permits, and approvals to discharge to air and water. Some projects may require environmental approvals from the federal government. Interconnections with neighbouring utilities in other provinces and states also require federal approval and will be subject to federal regulatory review.

In general, larger projects are subject to an individual environmental assessment process, pursuant to the Environmental Assessment Act. The majority of approvals fall under a class environmental assessment process which provides for more streamlined approvals. The scope, timing and cost of environmental assessments are dependent on the scale and type of project, the location (urban versus rural), the environmental sensitivity of affected lands and the significance of potential environmental effects.

Regulation of Releases

Federal, provincial and municipal environmental legislation regulates the release of specific substances into the environment through the prohibition of discharges that will or may have an adverse effect on the environment, which can include liquids, gasses and noise. Releases occur in the course of the Company’s normal operations. Accordingly, Hydro One has spill, leak prevention and leak mitigation programs involving the testing, replacement, repair and installation of containment systems including re-gasketting of transformers and sulphur-hexafluoride-filled equipment. In addition, the Company has an emergency response capability which the Company believes is sufficient to minimize the environmental impact of spills and to comply with its legal obligations.

Pursuant to the Climate Change Mitigation and Low-carbon Economy Act, the Province introduced a cap and trade program in Ontario beginning January 1, 2017. For more information, see “The Electricity Industry in Ontario – Recent Legislative Amendments Affecting the Electricity Industry Generally – Climate Change Mitigation and Low-carbon Economy Act”.

Hazardous Substances

Hydro One manages a number of hazardous substances, such as PCBs, herbicides, and wood preservatives. In addition, some facilities have substances present which are designated for special treatment under occupational health and safety legislation, such as asbestos, lead and mercury. The Company has environmental management programs in place to deal with PCBs, herbicides, asbestos, and other hazardous substances.

Land Assessment and Remediation

Hydro One has a pro-active land assessment and remediation program in place to identify and, where necessary, remediate historical contamination that has resulted from past operational practices and uses of certain long-lasting chemicals at the Company’s facilities. These programs involve the systematic identification of contamination at or from these facilities and, where necessary, the development of remediation plans for the Company’s properties and affected adjacent private properties. As at December 31, 2017, future expenditures related to Hydro One’s land assessment and remediation program were estimated at approximately $64 million. These expenditures are expected to be spent over the period ending 2044. Additional acquisitions could add to land assessment and remediation expenditures. The expenditures on this program for 2017 were approximately $8 million. These costs are expected to be recovered in the Company’s transmission and distribution rates.

Insurance

Hydro One maintains insurance coverage, including liability, all risk property, boiler and machinery and directors’ and officers’ insurance. The Company also maintains other insurance coverage that is required by law, covering risks such as automobile liability, pesticide liability and aircraft liability. The Company does not have insurance for damage to its transmission and distribution wires, poles or towers located outside transmission and distribution stations, including damage caused by severe weather, other natural disasters or catastrophic events or for environmental remediation costs. The OEB has generally permitted the recovery of costs associated with extreme weather events, such as the ice storm that occurred in 1998.

Ombudsman

The role of the ombudsman is to facilitate resolution of complaints by customers of the Company that remain unresolved after having been processed through the Company’s complaints handling process. The ombudsman is an impartial and independent investigator, who makes recommendations to facilitate the resolution of both individual and systemic issues with a view to achieving a resolution that is fair to both the customer and the Company. The main purposes of the ombudsman are to address procedural and substantive unfairness, handle unresolved complaints, conduct systemic reviews that will lead to improvements in programs and systems, support the Company in holding its employees accountable for carrying out the Company’s directives and their responsibilities, and support the boards of directors in its mandate to govern in a just, fair, and equitable manner. The ombudsman also works with the OEB to maintain integrated procedures for liaising with the Company and inquiring into matters raised by customers with the ombudsman. The ombudsman is an office of last resort within the Company.

Reorganizations

In 2015, prior to the closing of the initial public offering of Hydro One Limited, Hydro One completed a series of transactions resulting in, among other things, the acquisition by Hydro One Limited of all of the issued and outstanding shares of Hydro One Inc. and the issuance of new common shares and preferred shares of Hydro One Limited to the Province. The Province then sold a portion of its common shares of Hydro One Limited pursuant to the initial public offering. A series of pre-closing steps occurred, including:

•
On October 31, 2015, Hydro One Inc. repurchased its existing preferred shares held by the Province for cancellation at a price equal to the redemption price of the preferred shares (being equal to approximately $323 million) satisfied by the issuance to the Province of common shares of Hydro One Inc. having an aggregate fair market value equal to the price to be paid for the preferred shares.

•
All of the issued and outstanding common shares of Hydro One Inc. were acquired by Hydro One Limited in return for the issuance to the Province of 12,197,500,000 common shares and 16,720,000 Series 1 preferred shares of Hydro One Limited.

•	Hydro One Inc. and certain of its subsidiaries were required to pay a $2.6 billion “departure tax” to the Ontario Electricity Financial Corporation as a consequence of the initial public offering.

•	The outstanding common shares of Hydro One Limited were consolidated such that 595,000,000 common shares were issued and outstanding immediately prior to the closing of the initial public offering.

Under applicable Canadian securities laws, the acquisition of all of the issued and outstanding shares of Hydro One Inc. was considered a “significant acquisition”. Hydro One Limited filed a business acquisition report in respect of the acquisition on January 14, 2016. See also “General Development of the Business – Chronological Development of the Business – 2015 – Acquisition of Hydro One Inc.” for more information.

Share Subscription

On November 20, 2017, 2587264 Ontario Inc., a wholly-owned subsidiary of Hydro One Limited, subscribed for 485,870 Class B Preference Shares for an aggregate purchase price of $485,870,000.

RISK FACTORS

A discussion of Hydro One Inc.’s risk factors can be found under the heading “Risk Management and Risk Factors” in the Annual MD&A.

DIVIDENDS

Dividends on Hydro One Inc.’s common shares are declared at the discretion of the Board and are recommended by management based on Hydro One Inc.’s results of operations, maintenance of the deemed regulatory capital structure, financial condition, cash requirements and other relevant factors, such as industry practice and shareholder expectations.

In 2017, the Company paid $15 million of dividends on its common shares. In 2017, Hydro One Inc. did not declare any dividends on the issued and outstanding Class B Preference Shares.

In 2016, the Company paid $2 million of dividends on its common shares.

In 2015, in connection with the initial public offering of Hydro One Limited, Hydro One Inc. completed a series of reorganizational transactions while the Province was still the sole shareholder of Hydro One Inc. In connection with the reorganizational transactions, on August 31, 2015, at the direction of the Province, Hydro One Inc. declared a dividend-in-kind on its common shares payable in all of the issued and outstanding shares of Hydro One Brampton Networks Inc., and on October 30, 2015, Hydro One Inc. declared and paid to the Province a cash dividend of $800 million on the outstanding common shares of Hydro One Inc. Throughout the rest of 2015, Hydro One Inc. paid $75 million in dividends on its common shares and prior to their repurchase, declared and paid dividends on its outstanding 12,920,000 series A preferred shares of approximately $13 million, which was calculated at a rate of $1.375 per annum per share, as stipulated in Hydro One Inc.’s articles at the time. The Series A preferred shares were repurchased by Hydro One Inc. for cancellation on October 31, 2015.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of Hydro One Inc.’s articles, as they may be amended from time to time. Hydro One Inc.’s authorized share capital consists of an unlimited number of common shares, an unlimited number of Class A Preference Shares and an unlimited number of Class B Preference Shares. As at December 31, 2017, there were 142,239 common shares, no Class A Preference Shares, and 485,870 Class B Preference Shares issued and outstanding.

All of the outstanding common shares of Hydro One Inc. (all of Hydro One Inc.’s voting securities) are owned by Hydro One Limited. All of the outstanding Class B Preference Shares of Hydro One Inc. are owned by 2587264 Ontario Inc., a wholly-owned subsidiary of Hydro One Limited.

Common Shares

Holders of common shares are entitled to receive notice of and to attend all meetings of shareholders and to vote thereat, except meetings at which only the holders of a specified class of shares are entitled to vote separately as a class or series. On each occasion when holders of common shares are entitled to vote, holders of common shares are entitled to one vote per share at all such meetings of shareholders. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Hydro One Inc., including the Class A Preference Shares and the Class B Preference Shares, holders of the common shares are entitled, to receive dividends if, as, and when declared by the Board. Holders of common shares are also entitled to receive the remaining property of Hydro One Inc. upon its liquidation, dissolution or winding-up.

Class A Preference Shares

Hydro One Inc. may from time to time issue Class A Preference Shares. Subject to the rights, privileges, restrictions and conditions attaching to the Class B Preference Shares, the holders of the Class A Preference Shares shall be entitled to receive, as and when declared by the Board, non-cumulative preferential dividends at a rate per share per annum to be determined by the Board.

Subject to the OBCA, holders of Class A Preference Shares are not entitled to receive notice of, or to attend or to vote at, any meeting of the shareholders of Hydro One Inc. The Class A Preference Shares rank junior to the Class B Preference Shares, but are entitled to a preference over the common shares and any other shares ranking junior to the Class A Preference Shares with respect to payment of dividends and the distribution of assets and return of capital in the event of the liquidation, dissolution or winding up of Hydro One Inc.

Subject to the OBCA, Hydro One Inc., at its option, is entitled to redeem at any time or times all or any part of the Class A Preference Shares with or without the consent of such holder by giving notice in writing, (unless such notice is waived by the holder) specifying the number of shares to be redeemed, the redemption price and the date on which Hydro One Inc. wishes to redeem such Class A Preference Shares (the “Class A Redemption Date”). The Class A Redemption Date shall be 30 day(s) after the date on which the notice is given by the Company or such other date as Hydro One Inc. and such holder may agree. From and after the Class A Redemption Date, subject to certain conditions, such Class A Preference Shares shall cease to be entitled to dividends and the holder thereof shall not be entitled to exercise any of the rights of holders of Class A Preference Shares in respect thereof.

Class B Preference Shares

Hydro One Inc. may from time to time issue Class B Preference Shares. The holders of the Class B Preference Shares shall be entitled to receive, as and when declared by the Board, cumulative preferential cash dividends payable quarterly on the 20th day of the months of February, May, August and November in each year commencing February 20, 2018 (each a “Class B Dividend Payment Date”) at the Floating Quarterly Dividend Rate as calculated from time to time as set out in the Company’s articles. “Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up) equal to the sum of the CDOR Rate on the applicable Floating Rate Calculation Date plus 0.25%. “CDOR Rate” means, for any Quarterly Floating Rate Period, the average rate for Canadian dollar bankers’ acceptances with a term of three months which appears on the Bloomberg Screen CDOR Page as of 10:00 a.m. (Toronto time) on the applicable Floating Rate Calculation Date, provided that if the CDOR Rate does not appear on the Bloomberg Screen CDOR Page as contemplated on a Floating Rate Calculation Date, then the CDOR Rate applicable for the applicable Quarterly Floating Rate Period shall be calculated by the Corporation as the average of the rates applicable to Canadian dollar bankers’ acceptances with a term of three months quoted by four chartered banks listed on Schedule I of the Bank Act (Canada) (the “Approved Banks”) at 10:00 a.m. (Toronto time) on the applicable Floating Rate Calculation Date, provided that if fewer that four of the Approved Banks quote the aforementioned rate on the applicable Floating Rate Calculation Date and at the time described above, then the CDOR Rate for the applicable Quarterly Floating Rate Period shall be the average of the rates of the Approved Banks so quoting on the applicable Floating Rate Calculation Date or the rate so quoted by a single Approved Bank if only one such Approved Bank quotes the aforementioned rate on the applicable Floating Rate Calculation Date. “Quarterly Floating Rate Period” means the period commencing on each Floating Rate Calculation Date (November 20, 2017 and each Class B Dividend Payment Date thereafter) to, but excluding, the next Floating Rate Calculation Date. Accordingly, on each Class B Dividend Payment Date, the dividend payable on the Class B Preference Shares, if declared, will be in the amount per Class B Preference Share determined by multiplying: (i) the product obtained by multiplying the amount paid up thereon in respect of each Class B Preference Share by the Floating Quarterly Dividend Rate applicable to the Quarterly Floating Rate Period immediately preceding such Class B Dividend Payment Date; by (ii) a fraction, the numerator of which is the actual number of days elapsed in such Quarterly Floating Rate Period and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year. Dividends on the Class B Preference Shares shall be in priority to any dividends declared on the Class A Preference Shares, the common shares or any other shares of the Company ranking junior to the Class B Preference Shares.

Subject to the OBCA, holders of Class B Preference Shares are not entitled to receive notice of, or to attend or to vote at, any meeting of the shareholders of Hydro One Inc. The Class B Preference Shares are entitled to a preference over the Class A Preference Shares, the common shares and any other shares ranking junior to the Class B Preference Shares with respect to payment of dividends and the distribution of assets and return of capital in the event of the liquidation, dissolution or winding up of Hydro One Inc.

Subject to the OBCA, Hydro One Inc., at its option, is entitled to redeem at any time or times all or any part of the Class B Preference Shares with or without the consent of such holder by giving notice in writing, unless such notice is waived by the holder, specifying the number of shares to be redeemed, the redemption price and the date on which Hydro One Inc. wishes to redeem such Class B Preference Shares (the “Class B Redemption Date”). The Class B Redemption Date shall be 30 days after the date on which the notice is given by the Company or such other date as Hydro One Inc. and such holder may agree. From and after the Class B Redemption Date, subject to certain conditions, such Class B Preference Shares shall cease to be entitled to dividends and the holder thereof shall not be entitled to exercise any of the rights of holders of Class B Preference Shares in respect thereof.

Subject to the OBCA, a holder of any Class B Preference Shares is entitled to require Hydro One Inc. to redeem at any time or times any Class B Preference Shares registered in the name of such holder by tendering to the Company at its registered office a share certificate representing the Class B Preference Shares which the holder desires to have the Company redeem together with a request in writing (the “Retraction Demand”), unless such request is waived by the Company, specifying the number of shares to be redeemed and the business day (the “Retraction Date”) on which the holder wishes to have the Company redeem such Class B Preference Shares. The Retraction Date shall be the date that is one business day after the date on which the Retraction Demand is tendered to the Company or such other date as the holder and Hydro One Inc. may agree. From and after the Retraction Date, subject to certain conditions, such Class B Preference Shares shall cease to be entitled to dividends and the holder thereof shall not be entitled to exercise any of the rights of holders of Class B Preference Shares in respect thereof.

Except with the consent in writing of the holders of all the Class B Preference Shares outstanding, no dividends shall at any time be declared and paid, or declared and set aside for payment, and no other distributions shall at any time be made on or in respect of the Class A Preference Shares, the common shares, or any other shares of the Company ranking junior to the Class B Preference Shares, if the payment or setting aside for payment of such dividend or the making of such distribution would impair the ability of Hydro One Inc. to redeem any Class B Preference Shares on the Class B Redemption Date or the Retraction Date.

CREDIT RATINGS

As at December 31, 2017, Hydro One Inc.’s long term and short term debt ratings were as follows:

Rating Agency	Short term Debt Rating	Long term Debt Rating
DBRS Limited	R-1 (low)	A (high)
Moody’s Investors Service (Moody’s)(1)	Prime-2	A3
Standard & Poor’s Rating Services (S&P)(1)	A-1	A

Note:

(1)	On July 19, 2017, S&P and Moody’s revised their outlooks on Hydro One to negative from stable, while affirming the existing debt ratings.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The rating agencies rate long term debt instruments by rating categories ranging from a high of AAA to a low of D (C in the case of Moody’s). Long term debt instruments which are rated in the A category by S&P are in the third highest category and mean the obligor’s capacity to meet its financial commitments and obligations is strong but is considered somewhat more susceptible to the adverse effects of changes in circumstances and adverse economic conditions than obligations in higher rated categories. S&P may modify the ratings from AA to CCC using a plus (+) or minus (-) sign to show relative standing within the major rating categories. Long term debt instruments which are rated in the A category by DBRS are in the third highest category and are considered to be of a good credit quality, with substantial capacity for the payment of financial obligations. Entities in the A category may be vulnerable to future events, but qualifying negative factors are considered manageable. The “high” modifier indicates relative standing within this rating category by DBRS. Long term debt instruments which are rated in the A category by Moody’s are in the third highest category and are considered upper-medium grade and are subject to low credit risk. Moody’s applies numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 3 indicates a ranking in the lower end of that generic rating category.

The ratings mentioned above are not a recommendation to purchase, sell or hold Hydro One Inc.’s debt securities and do not comment on market price or suitability for a particular investor. There can be no assurance that the ratings will remain in effect for any given period of time or that the ratings will not be revised or withdrawn entirely by any or all of S&P, DBRS and Moody’s at any time in the future if in their judgment circumstances so warrant.

Hydro One Inc. has made, and anticipates making, payments to each of S&P, DBRS and Moody’s pursuant to the ratings agency services agreements entered into with such credit rating organizations with respect to the ratings assigned to the long term debt of the company. In addition, as debt securities are issued, Hydro One Inc. expects to make payments to such credit rating organizations pursuant to the ratings agency services agreements entered into with such credit rating organizations for the ratings they assign to such debt securities.

Hydro One Inc.’s parent, Hydro One Limited, has made payments to S&P for ratings evaluation services in connection with its proposed acquisition of Avista Corporation, including rating evaluation services related to the Company. There have been no other services provided by any of such credit rating organizations to Hydro One Inc. within the last two years.

MARKET FOR SECURITIES

Hydro One Inc.’s Debentures (7.35%) due 2030, Series 2 Notes (6.93%) due 2032, Series 4 Notes (6.35%) due 2034, Series 5 Notes (6.59%) due 2043, Series 9 Notes (5.36%) due 2036, Series 11 Notes (5.00%) due 2046, Series 12 Notes (4.89%) due 2037, Series 17 Notes (6.03%) due 2039, Series 18 Notes (5.49%) due 2040, Series 20 Notes (4.4%) due 2020, Series 23 Notes (4.39%) due 2041, Series 24 Notes (4.00%) due 2051, Series 25 Notes (3.20%) due 2022, Series 26 Notes (3.79%) due 2062, Series 28 Notes (2.78%) due 2018, Series 29 Notes (4.59%) due 2043, Series 30 Notes (4.29%) due 2064, Series 31 Notes (Floating Rate 3-month BA + 0.35%) due 2019, Series 32 Notes (4.17%) due 2044, Series 33 Notes (1.62%) due 2020, Series 34 Notes (1.84%) due 2021, Series 35 Notes (2.77%) due 2026, Series 36 Notes (3.91%) due 2046, Series 37 Notes (1.48%) due 2019 and Series 38 Notes (3.72%) due 2047 are currently outstanding and, except for the Series 28 Notes and Series 29 Notes, are not listed on any exchange or similar market for securities. Hydro One Inc.’s Series 28 Notes and Series 29 Notes are listed for trading on the NYSE.

Prior Sales

In 2017, no medium term notes were issued by Hydro One Inc.

On November 20, 2017, Hydro One Inc. issued 485,870 Class B Preference Shares to 2587264 Ontario Inc. for an aggregate purchase price of $485,870,000.

Trading Price and Volume

Hydro One Inc.’s Series 28 Notes (2.78%) due 2018 are listed on the NYSE under the symbol “HYDO18”. The Series 29 Notes (4.59%) due 2043 are listed on the NYSE under the symbol “HYDO43”. In the period from their date of issuance to December 31, 2017, there have been no reported trades of the Series 28 Notes or the Series 29 Notes on the NYSE.

DIRECTORS AND OFFICERS

Directors and Executive Officers

Under the Governance Agreement, the Board is required to be constituted to have the same members as the board of directors of Hydro One Limited, unless the board of directors of Hydro One Limited determines otherwise. As such, the current directors of Hydro One Inc. are also directors of Hydro One Limited.

The following table sets forth information regarding the directors and executive officers of Hydro One Limited and Hydro One as of December 31, 2017. Each director is elected annually to serve for one year or until his or her successor is elected or appointed.

On January 28, 2018, Hydro One announced the appointment of Paul Dobson as its new Chief Financial Officer effective March 1, 2018. Mr. Dobson, 51, was most recently the Chief Financial Officer at Direct Energy Ltd. in Houston, Texas.

On February 21, 2018, Hydro One announced the appointment of Patrick Meneley as Executive Vice President and Chief Corporate Development Officer effective March 1, 2018. Mr. Meneley, 54, was most recently the EVP, Wholesale Banking at TD Bank Group and Vice Chair and Head of Global Corporate and Investment Banking for TD Securities.

Name, Province or State and Country of Residence	Age	Position/Title	Independent Board Member	Principal Occupation		Committees(8)
Mayo Schmidt(1) Ontario, Canada	60	President and Chief Executive Officer and Director	No			—
Gregory Kiraly Ontario, Canada	53	Chief Operating Officer		Chief Operating Officer	n	N/A
Judy McKellar Ontario, Canada	61	Executive Vice President, Chief Human Resources Officer		Executive Vice President, Chief Human Resources Officer		N/A
Ferio Pugliese Ontario, Canada	49	Executive Vice President, Customer Care and Corporate Affairs		Executive Vice President, Customer Care and Corporate Affairs		N/A
James Scarlett Ontario, Canada	64	Executive Vice President, Chief Legal Officer		Executive Vice President, Chief Legal Officer		N/A
Chris Lopez (6) Ontario, Canada	43	Acting in the capacity of Chief Financial Officer		Senior Vice President, Finance		N/A
David F. Denison(2) Ontario, Canada	65	Director and Chair of the Board	Yes	Board Chair, Hydro One Limited and Hydro One Inc.		—
Ian Bourne(3) Alberta, Canada	70	Director	Yes	Chair, Ballard Power Systems Inc.		Human Resources Committee (Chair); Nominating, Corporate Governance, Public Policy & Regulatory Committee
Charles Brindamour Ontario, Canada	47	Director	Yes	Chief Executive Officer, Intact Financial Corporation		Audit Committee; Human Resources Committee
Marcello (Marc) Caira(3) Ontario, Canada	63	Director	Yes	Vice-Chairman, Restaurant Brands International Inc.		Human Resources Committee; Nominating, Corporate Governance, Public Policy & Regulatory Committee
Christie Clark Ontario, Canada	64	Director	Yes	Corporate Director		Human Resources Committee; Nominating, Corporate Governance, Public Policy & Regulatory Committee

Name, Province or State and Country of Residence	Age	Position/Title	Independent Board Member	Principal Occupation	Committees(8)
George Cooke(3) (4) Ontario, Canada	64	Director	Yes	Corporate Director/Board Chair, OMERS Administration Corporation	Audit Committee; Health, Safety, Environment and Indigenous Peoples Committee
Margaret (Marianne) Harris Ontario, Canada	60	Director	Yes	Corporate Director	Human Resources Committee; Health, Safety, Environment and Indigenous Peoples Committee (Chair)
James Hinds Ontario, Canada	60	Director	Yes	Corporate Director	Audit Committee; Health, Safety, Environment and Indigenous Peoples Committee
Kathryn Jackson(3) (7) Pennsylvania, United States	60	Director	Yes	Corporate Director	Nominating, Corporate Governance, Public Policy & Regulatory Committee; Health, Safety, Environment and Indigenous Peoples Committee
Roberta Jamieson Ontario, Canada	65	Director	Yes	President and Chief Executive Officer, Indspire	Audit Committee; Health, Safety, Environment and Indigenous Peoples Committee
Frances Lankin Ontario, Canada	63	Director	Yes	Corporate Director	Audit Committee; Nominating, Corporate Governance, Public Policy & Regulatory Committee
Philip S. Orsino Ontario, Canada	63	Director	Yes	Corporate Director	Audit Committee (Chair); Nominating, Corporate Governance, Public Policy & Regulatory Committee
Jane Peverett(3) British Columbia, Canada	59	Director	Yes	Corporate Director	Human Resources Committee; Nominating, Corporate Governance, Public Policy & Regulatory Committee (Chair)
Gale Rubenstein(3) (5) Ontario, Canada	64	Director	Yes	Partner, Goodmans LLP	Human Resources Committee; Health, Safety, Environment and Indigenous Peoples Committee

Notes

(1)	Mr. Schmidt was appointed President and Chief Executive Officer and a director of Hydro One Inc. on September 3, 2015.

(2)	Mr. Denison was appointed to the Board and appointed as Chair of the Board on April 16, 2015.

(3)	These directors have been designated as the Province’s nominees to the board of directors of Hydro One Limited for the purpose of the Governance Agreement.

(4)	Mr. Cooke has served on the Board since January 26, 2010.

(5)	Ms. Rubenstein has served on the Board since March 30, 2007.

(6)	Mr. Lopez was acting in the capacity Chief Financial Officer from May 19, 2017 to February 28, 2018.

(7)
On January 24, 2018, Ms. Kathryn Jackson informed the Chair of the board of directors of Hydro One Limited of her decision to retire from board service following the completion of her current term. Consequently, Ms. Jackson will not stand for re-election to the board of directors of Hydro One Limited at Hydro One Limited’s 2018 annual meeting of shareholders and accordingly will also cease to be a director of Hydro One Inc.

(8)
The “Health, Safety, Environment and Indigenous Peoples Committee”, formerly named “Health, Safety, Environment and First Nations & Métis Committee”, name change was approved by the board on July 13, 2017. The board approved the name change of the “Nominating, Corporate Governance, Public Policy & Regulatory Committee” to “Governance Committee” on a going forward basis on February 13, 2018.

As of May 19, 2017, Mr. Michael Vels, previously the Chief Financial Officer, is no longer employed by Hydro One and as of December 13, 2017, Mr. Paul Barry, previously the Executive Vice President, Strategy and Corporate Development of Hydro One Networks Inc., is no longer employed by Hydro One. All directors save for Mr. Denison, Mr. Cooke and Ms. Rubenstein were first appointed to the Board on July 17, 2015.

The following includes a brief profile of each of the executive officers and directors of Hydro One, which include a description of their present occupation and their principal occupations for the past five years.

Mr. Mayo Schmidt is the President and Chief Executive Officer of Hydro One. Prior to joining Hydro One, Mr. Schmidt served as President and Chief Executive Officer at Viterra Inc., a global food ingredients company operating in 14 countries providing critical nutritional food ingredients to over 50 countries. Early in his career, Mr. Schmidt held a number of key management positions of increasing responsibility at General Mills, Inc. until he joined ConAgra as President of their Canadian operations and spearheaded ConAgra’s expansion into Canada. In 2007, he led the consolidation of Canada’s agriculture sector which included the acquisition of Agricore United, following which he led the acquisition of ABB, Australia’s leading agriculture corporation growing Viterra Inc. from a $200 million market capitalization to finally a sale in 2012 for over $7.5 billion. Mr. Schmidt currently sits on the Board of Directors of Nutrien Ltd. and is also Chairman of its Governance Committee. He is a member of Harvard University Private and Public, Scientific, Academic and Consumer Food Policy Group, and is on Washburn University’s Foundation board of Trustees. Mr. Schmidt received his Honorary Doctorate of Commerce from Washburn in 2016 and his B.B.A. from Washburn in 1980.

Effective March 1, 2018, Paul Dobson was appointed to the role of Chief Financial Officer (“CFO”) of Hydro One. As CFO, Mr. Dobson is responsible for finance, treasury, controller, internal audit, technology and regulation. Prior to joining Hydro One in 2018, Mr. Dobson served as CFO for Direct Energy Ltd. (Direct Energy), Houston, Texas, where he was responsible for overall financial leadership of a $15 billion revenue business with three million customers in Canada and the United States. Since 2003, Mr. Dobson has held senior leadership positions in finance, operations, information technology and customer service across the Centrica Group, the parent company of Direct Energy. Prior to Direct Energy, Mr. Dobson worked at CIBC for 10 years in finance, strategy and business development roles in both Canada and the United States. Mr. Dobson also brings considerable experience in mergers and acquisitions and integrating acquired companies across North America and in the United Kingdom. Mr. Dobson is a dual Canadian-U.S. citizen who holds an honours bachelor’s degree from the University of Waterloo as well as an MBA from the University of Western Ontario and is a CPA, CMA.

Effective September 12, 2016, Gregory Kiraly was appointed to the role of Chief Operating Officer (“COO”) of Hydro One. As COO, Mr. Kiraly oversees the complete transmission and distribution value chain including Planning, Engineering, Construction, Operations, Maintenance, and Forestry; Shared Services functions including Facilities, Real Estate, Fleet, and Procurement; and the Telecom and Remote Communities subsidiaries. Prior to joining Hydro One in 2016, Mr. Kiraly served as senior vice president of Electric Transmission and Distribution at Pacific Gas and Electric Company (PG&E) in San Francisco, which delivers safe and reliable energy to more than 16 million customers in northern and central California. Since joining PG&E in 2008, Mr. Kiraly led efforts that achieved the lowest employee injury rates ever, seven straight years of record electric reliability, and over $500 million in productivity improvements and efficiency savings. Before PG&E, Mr. Kiraly held executive-level positions in energy delivery at Commonwealth Edison (Exelon) in Chicago and leadership positions in both gas and electric distribution at Public Service Electric and Gas Company in Newark, New Jersey. Mr. Kiraly holds a bachelor’s degree in industrial engineering from New Jersey Institute of Technology and a master’s of business administration in finance from Seton Hall University. He is also a graduate of Harvard University’s Advanced Management Program.

Effective November 14, 2016, Chris Lopez was appointed as Senior Vice President of Finance of Hydro One Networks Inc., bringing almost 17 years of progressive experience in the utilities industry in Canada and Australia. Prior to joining Hydro One, Mr. Lopez was the Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation from 2011 to 2015. Prior to that, Mr. Lopez was Director of Operations Finance at TransAlta in Calgary from 2007 to 2011, and he held senior financial roles up to and including Country Financial Controller for TransAlta in Australia, from 1999 to 2007. Mr. Lopez worked as a Senior Financial Accountant with Rio Tinto Iron Ore, in Australia from 1997 to 1999. Mr. Lopez received a Bachelor of Business degree from Edith Cowan University in 1996, and a Chartered Accountant designation in Australia in 1999. He received a graduate diploma in corporate governance and directorships from the Australian Institute of Company Directors in 2007. Mr. Lopez was accountable for leading the management of financial governance and reporting, treasury management, taxation and planning and analysis before stepping up into the acting role of Chief Financial Officer for the second half of 2017 following the departure of Michael Vels.

Judy McKellar is the Executive Vice President, Chief Human Resources Officer of Hydro One Inc. She was appointed to this position on November 11, 2016. Ms. McKellar has held various roles of increasing responsibility at Hydro One Networks Inc., an indirect subsidiary of Hydro One Limited, in the Human Resources department over her 30+ year career and was appointed VP of Human Resources in 2010. In 2014, she assumed the additional responsibility of Senior Vice President of People and Culture/Health, Safety and Environment and serves as the accountable executive for the Human Resources Committee of the Board of Directors. Ms. McKellar earned a Bachelor of Arts degree from Victoria College, University of Toronto and was recently named as one of 2015’s 100 Most Powerful Women in Canada by PricewaterhouseCoopers in the “Public Sector” category.

Effective March 1, 2018, Patrick Meneley was appointed to the role of Executive Vice President and Chief Corporate Development Officer of Hydro One Limited. In this capacity, Mr. Meneley is responsible for leading strategy, innovation and mergers and acquisitions. Prior to joining Hydro One in 2018, Mr. Meneley served as Executive Vice President, Wholesale Banking at TD Bank Group and Vice Chair and Head of Global Corporate and Investment Banking for TD Securities. Mr. Meneley spent 15 years leading and building one of the leading corporate and investment banking businesses in Canada, along with a profitable and growing franchise in the United States. Mr. Meneley holds an MBA (with distinction) from the University of Western Ontario and a Bachelor of Commerce (with honours) from the University of British Columbia.

Effective September 9, 2016, Ferio Pugliese was appointed to the role of Executive Vice President, Customer Care and Corporate Affairs of Hydro One Networks Inc. Prior to his appointment, Mr. Pugliese held progressively senior leadership roles in hospitality, pulp and paper and airline industries with responsibility for human resources, operations and customer service. Since 2007, Mr. Pugliese was a member of the Executive Leadership team at Westjet Airlines serving as WestJet’s Executive Vice President People, Culture and Inflight Services and in 2013 led the launch and successful operation of the company’s regional airline as President of WestJet Encore. WestJet Encore was recognized for having the continent’s top on-time performance for regional airlines in 2015. Mr. Pugliese is highly recognized as a market leader in customer service and brings expertise in building and leading a winning culture focused on serving customers and communities. Mr. Pugliese was recognized by Caldwell Partners as one of Canada’s Top 40 under 40 in 2007. He holds a Master of Arts degree in Adult Education from Central Michigan University, an Honours Bachelor of Arts degree in Social Science and an Honours Bachelor of Commerce degree from the University of Windsor.

Effective September 1, 2016, James Scarlett was appointed as Executive Vice President and Chief Legal Officer of Hydro One. Prior to joining Hydro One, Mr. Scarlett was a Senior Partner at Torys LLP. He joined Torys in March 2000 and held a number of leadership roles at the firm, including head of Torys’ Capital Markets Group, Mining Group and International Business Development Strategy. Mr. Scarlett was also a member of the firm’s Executive Committee from 2009-2015. Prior to joining Torys, Mr. Scarlett was a partner at another major Canadian law firm. While at that firm Mr. Scarlett held leadership roles as head of its Corporate Group, Securities Group and as a member of its Board. Mr. Scarlett was also seconded to the Ontario Securities Commission in 1987 and was appointed as the first Director of Capital Markets in 1988, a position he held until his return to private law practice in 1990. Mr. Scarlett earned his law degree (J.D.) from the University of Toronto in 1981 and his Bachelor of Commerce Degree from the University of McGill in 1975. In 2015, Mr. Scarlett earned his ICD.D (Institute of Corporate Directors) designation.

Mr. Ian Bourne is the chair of the board of directors of Ballard Power Systems Inc. (2006-present), a leader in proton exchange membrane fuel cell technology. He is a director of the Canada Pension Plan Investment Board (CPPIB), Wajax Corporation (WJX) and the Canadian Public Accountability Board (CPAB). He is also the former chair of the board of directors of SNC-Lavalin Group Inc. (2013-2015), for which he was a director from 2009 to 2015 and also served as that company’s Interim Chief Executive Officer from March 2012 to October 2012. Mr. Bourne is chair of the Governance Committee of CPPIB and has been a member of the human resources committee of CPPIB, CPAB, Ballard Power Systems Inc. (BLDP) and SNC-Lavalin Group Inc. (SNC). Mr. Bourne has also served on the Audit Committees of CPPIB, WJX, BLDP and SNC. He was a director of Canadian Oil Sands Limited (2007-2016) and served as the chair of the Corporate Governance and Compensation Committee and was a member of the Audit Committee. Mr. Bourne has been active in serving on a variety of community based organizations including the Calgary Philharmonic Orchestra, The Glenbow Museum and The Calgary Foundation. He holds a Bachelor of Commerce degree from Mount Allison University and is a Fellow of the Institute of Corporate Directors. Mr. Charles Brindamour is the Chief Executive Officer of Intact Financial Corporation, the largest provider of property and casualty insurance in Canada and a leading provider of specialty insurance in North America. Mr. Brindamour is a director of Intact Financial Corporation, The Geneva Association, the Business Council of Canada, the C.D. Howe Institute and Branksome Hall. He is also a member of the Advisory Committee of the University of Waterloo’s Climate Change Adaptation Project and serves on the advisory board of Gibraltar Growth Corporation. Mr. Brindamour is a graduate of Laval University in Actuarial Sciences and an associate of the Casualty Actuarial Society.

Mr. Marc Caira is the vice-chairman of the board of directors of Restaurant Brands International Inc., a multinational quick service restaurant company. He is also a director of the Minto Group, a private real estate developer and on the board of governors of Seneca College, a leading post-secondary educational institution. Prior to his appointment as vice-chairman of Restaurant Brands International Inc. in December 2014, Mr. Caira was President and Chief Executive Officer of Tim Hortons Inc. (July 2013-December 2014), a multinational fast food restaurant, a member of the executive board of Nestlé S.A. in Switzerland, a transnational food and beverage company, and Chief Executive Officer of Nestlé Professional. Mr. Caira holds a Diploma in Marketing Management from Seneca College, Toronto (1977) and is a graduate of the Director Program at The International Institute for Management Development, Lausanne, Switzerland.

Mr. Christie Clark is a corporate director. He serves as a director of Loblaw Companies Limited, a Canadian food and pharmacy retailer, Air Canada, a Canadian airline company, and Choice Properties Real Estate Investment Trust, an owner, manager and developer of retail and commercial real estate across Canada. He previously served as the Chief Executive Officer and Senior Partner of PricewaterhouseCoopers LLP from July 2005 to July 2011. Mr. Clark is a Fellow of the Chartered Professional Accountants of Ontario, and in addition to his public company board memberships, he is on the Boards of the Canadian Olympic Committee and Own the Podium. He is also a member of the Advisory Board of the Smith School of Business at Queen’s University. He is currently the Director in Residence for the Institute of Corporate Directors’ national short course, “Audit Committee effectiveness”. Mr. Clark holds a Bachelor of Commerce degree from Queen’s University and a Master of Business Administration degree from the University of Toronto.

Mr. George Cooke is a corporate director and the chair of the board of directors of OMERS Administration Corporation and the Ontario Lottery and Gaming Corporation. He is also a governor of Curling Canada. Mr. Cooke is the former President and CEO of The Dominion of Canada General Insurance Company (The

Dominion), a property and casualty insurance company, a position he held from 1992 to August 2012. In August 2012, Mr. Cooke retired from his role as President of The Dominion and continued to hold the position of Chief Executive Officer of The Dominion until December 31, 2012. Mr. Cooke obtained a Bachelor of Arts degree (Hons.) in Political Studies and a Master of Business Administration degree from Queen’s University. He also holds an Honorary Doctor of Laws degree from Assumption University in Windsor.

Mr. David F. Denison is the board chair of Hydro One Limited and Hydro One Inc. He is a corporate director and previously served as President and Chief Executive Officer of the Canada Pension Plan Investment Board, a global investment management organization, from 2005 to 2012 and as a director of Allison Transmission Holdings Inc. from 2013 to 2016. Prior to that, Mr. Denison was President of Fidelity Investments Canada Limited. Mr. Denison is a director of the Royal Bank of Canada, BCE Inc. and Bell Canada. He is also a member of the Investment Board and International Advisory Committee of the Government of Singapore Investment Corporation, the International Advisory Council of China Investment Corporation, and co-chairs the University of Toronto Investment Committee. Mr. Denison earned Bachelor degrees in mathematics and education from the University of Toronto and is a Chartered Professional Accountant and a Fellow of the Chartered Professional Accountants of Ontario. Mr. Denison is an Officer of the Order of Canada. In 2018, Mr. Denison was awarded (and will officially receive in May 2018) a Fellowship from the Institute of Corporate Directors.

Ms. Marianne Harris is a corporate director. She is the chair of the board of directors of the Investment Industry Regulatory Organization of Canada (IIROC), a self-regulatory organization that oversees investment dealers and trading activity on debt and equity marketplaces in Canada. Prior to becoming a corporate director, Ms. Harris was Managing Director of the Bank of America Merrill Lynch and President, Corporate and Investment Banking for Merrill Lynch Canada Inc. In addition to her position as chair of IIROC, she is a director of Sun Life Financial Inc., Sun Life Assurance Company of Canada and Loblaw Companies Limited. Ms. Harris is also a member of the Dean’s Advisory Council at the Schulich School of Business (York University) and the Advisory Council of the Hennick Centre for Business and Law (York University). Ms. Harris holds a Master of Business Administration degree from the Schulich School of Business, a Juris Doctor degree from Osgoode Hall Law School (York University) and a B.Sc. (Honours) from Queen’s University.

Mr. James Hinds is a corporate director. He is also a director of Allbanc Split Corp., a mutual fund company. He is a retired investment banker, having previously served as Managing Director of TD Securities Inc., prior to which he held positions at CIBC Wood Gundy Inc. and Newcrest Capital Inc. Mr. Hinds was the past chair of the Independent Electricity System Operator (IESO), a Crown corporation responsible for operating the electricity market, and was also chair of the former Ontario Power Authority Board of Directors (2010-2014) until its merger with the IESO effective January 1, 2015. Mr. Hinds received a Bachelor of Arts degree from Victoria College at the University of Toronto, a Master of Business Administration from the Wharton School of Business and a law degree from the University of Toronto Law School.

Dr. Kathryn Jackson is a corporate director. She also heads the energy and technology consulting practice for KeySource, serving clients in business growth, technology development and energy services across commercial markets and in the U.S. federal sector. Until 2015 she was the Senior Vice President and Chief Technology Officer of RTI International Metals Inc. (2014-2015), a U.S. titanium producer, and also served as Head of Overall Research and Development Activities. Prior to joining RTI, Dr. Jackson was Senior Vice President and Chief Technology Officer at Westinghouse Electric Company, a U.S. nuclear power company. Dr. Jackson has also served as executive vice president of River Systems Operations and Environment and the corporate environmental officer at the Tennessee Valley Authority (TVA). In her 17 years with TVA, she was responsible for the management of the 6,000 megawatt hydropower system, flood control, navigation, dam safety, public lands management, environmental services, and research and development activities. Dr. Jackson is a director of Portland General Electric Company and Cameco Corporation and previously served as Chair of the Independent System Operator New England and is a former director of Rice Energy Inc. She is an advisor to Carnegie Mellon University’s Engineering School and the Complex Engineered Systems program, and is a member of the advisory board of the Carnegie Mellon Electricity Industry Center. Dr. Jackson holds a Doctorate and a Master’s degree in Engineering and Public Policy from Carnegie Mellon University, a Master’s degree in Industrial Engineering Management from the University of Pittsburgh and a Bachelor’s degree in Physics from Grove City College.

Ms. Roberta Jamieson is a Mohawk woman from the Six Nations of the Grand River Territory in Ontario, where she still resides. She is also President and Chief Executive Officer of Indspire, Canada’s premiere Indigenous-led charity supporting Indigenous Education, and Executive Producer of the Indspire Awards, a nationally broadcast television special honouring Indigenous achievement. Ms. Jamieson was the first First Nations woman to earn a law degree in Canada; the first non-parliamentarian appointed an ex-officio member of a House of Commons Committee; the first woman Ombudsman of Ontario (1989-1999); and in December 2011, she was the first woman elected Chief of the Six Nations of the Grand River Territory. An accomplished expert in alternative dispute resolution, Ms. Jamieson also served as Commission of the Indian Commission of Ontario. She was also a Director of the Ontario Power Generation Inc. Board of Directors (2012-2015) and served on its Risk Oversight Committee. Ms. Jamieson holds a Bachelor of Laws from the University of Western Ontario. She has earned numerous awards, including, most recently, YWCA’s President’s Award and Women’s Executive Network’s “Canada’s Most Powerful Women” Hall of Fame, as well as 25 honorary degrees. In 2015, Ms. Jamieson was recognized by the Public Policy Forum for the outstanding contributions she has made to the quality of public policy and good governance. On March 7, 2018, Ms. Jamieson was appointed to the Gender Equality Advisory Council for Canada’s G7 Presidency.

Hon. Frances Lankin is a corporate director. She was the former President and CEO of the United Way Toronto (2001-2010), a Toronto-based charity. In 2009, Ms. Lankin was appointed to the Queen’s Privy Council for Canada and served for five years as a member of the Security Intelligence Review Committee. In 2014, Ms. Lankin was appointed to the Premier’s Advisory Council on Government Assets whose mandate was to review and identify opportunities to modernize government business enterprises, and in 2011 and 2012, she co-led a review of Ontario’s social assistance system as part of the province’s poverty reduction strategy. Ms. Lankin is a director of the Ontario Lottery and Gaming Corporation. Ms. Lankin was appointed a Member of the Order of Canada in 2012 and in April of 2016, was appointed to the Senate of Canada where she sits as an Independent Senator from Ontario.

Mr. Philip S. Orsino is a corporate director. He was the President and Chief Executive Officer of Jeld-Wen Inc., a global integrated manufacturer of building products from 2011 until he retired in 2014. Formerly until October 2005, Mr. Orsino was the President and Chief Executive Officer of Masonite International Corporation for 22 years. Mr. Orsino is a director of The Bank of Montreal and chair of its Audit and Conduct Review Committee and a director of The Minto Group, a private real estate developer, and chair of the Audit Committee. He was the recipient of the 2003 Canada’s Outstanding CEO of the Year Award and received the University of Toronto’s Distinguished Business Alumni Award for 2002. He is a Fellow of the Chartered Professional Accountants of Ontario and holds a degree from Victoria College at the University of Toronto. Mr. Orsino was appointed an Officer of the Order of Canada in 2004.

Ms. Jane Peverett is a corporate director. She was President and Chief Executive Officer (2005-2009) of the British Columbia Transmission Corporation, which was responsible for the high voltage electricity transmission system in British Columbia. Prior to that, she was President and CEO of Union Gas Limited. Ms. Peverett currently serves as a director of the Canadian Imperial Bank of Commerce and chairs its Audit Committee, a director of Northwest Natural Gas Company, and a director of Canadian Pacific Railway and chairs its Audit Committee. Ms. Peverett previously served as a director of British Columbia Ferry Services Inc. and Encana Corporation and chaired its Audit Committee. Ms. Peverett earned a Bachelor of Commerce degree from McMaster University and a Master of Business Administration degree from Queen’s University. She is also a Certified Management Accountant, a Fellow of the Society of Management Accountants and holds the ICD.D designation from the Institute of Corporate Directors.

Ms. Gale Rubenstein is a partner of the law firm Goodmans LLP and a member of the firm’s Executive Committee. Ms. Rubenstein was senior counsel to the Pan Canadian Investors Committee for Third Party Structured Asset Backed Commercial Paper, counsel to liquidators of numerous financial institutions, counsel to the Province in connection with the General Motors and Chrysler restructurings and counsel to the Superintendent of Financial Services (Ontario) and Province of Ontario regarding the Algoma and Stelco restructurings She has been counsel to liquidators of numerous financial institutions. She obtained her Bachelor of Laws degree from Osgoode Hall Law School (York University) and is a member of the Canada Deposit Insurance Corporation Advisory Panel on Bank Resolution, a Fellow of the Insolvency Institute of Canada, and a director of the Ontario Heart and Stroke Foundation and Outside the March Theatre Company.

Information Regarding Certain Directors and Executive Officers

As at December 31, 2017, none of the directors or executive officers of Hydro One Inc. beneficially owned, or controlled, directly or indirectly, any common shares of Hydro One Inc.

Corporate Cease Trade Orders and Bankruptcies

Except as described below:

•
none of the directors or executive officers of Hydro One Inc. is, or within the last 10 years has served as, a director or executive officer of any company that, during such service or within a year after the end of such service, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

•
none of the directors or executive officers of Hydro One Inc. is, or within the last 10 years has served as, a director, chief executive officer or chief financial officer of any company that, during such service or as a result of an event that occurred during such service, was subject to an order (including a cease trade order, or similar order or an order that denied access to any exemption under securities legislation), for a period of more than 30 consecutive days; or

•
none of the directors or executive officers of Hydro One Inc. nor any shareholder holding shares sufficient to materially affect control of Hydro One Inc., within the last 10 years has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

In May 2004, Saskatchewan Wheat Pool Inc., a predecessor to Viterra Inc., initiated a disposition of its hog operations, which had been carried on through certain of its subsidiaries, through a court supervised process under the Companies’ Creditors Arrangement Act. On April 12, 2005, the Saskatchewan Financial Services Commission issued a cease trade order against four of these subsidiaries for failing to file the required annual continuous disclosure documents. The cease trade order was revoked on October 18, 2010 pursuant to Viterra Inc.’s application to effect a re-organization of the entities in question. Mr. Schmidt served as an officer and/or director of these entities at the time.

Mr. Orsino was a director of CFM Corporation from July 2007 until his resignation in March 2008. In April 2008, CFM filed for protection under the Companies’ Creditors Arrangement Act.

Ms. Peverett was a director of Postmedia Network Canada Corp. between April 2013 and January 2016. On October 5, 2016, within one year of Ms. Peverett’s resignation from the board of directors, Postmedia completed a recapitalization transaction (recapitalization transaction) pursuant to a court approved plan of arrangement under the Canada Business Corporations Act. As part of the recapitalization transaction, approximately US $268.6 million of debt was exchanged for shares that represented approximately 98% of the outstanding shares at that time. Additionally, Postmedia repaid, extended and amended the terms of its outstanding debt obligations pursuant to the recapitalization transaction.

Penalties or Sanctions

None of the directors or executive officers of Hydro One Inc., nor any shareholder holding shares sufficient to materially affect control of Hydro One Inc., has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, there are no existing material potential conflicts of interest among the Company and the directors or executive officers of the Company as a result of their outside business interests as at the date of this annual information form. Certain of the directors and executive officers serve as directors and executive officers of other public companies. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Company. Where conflicts arise, they are managed through a variety of measures, including declaration of the conflict, recusal from meetings and/or portions of meetings, and the creation of separate board materials for the affected directors.

Indebtedness of Directors and Executive Officers

No director, executive officer, employee, former director, former executive officer or former employee or associate of any director or executive officer of Hydro One Inc. or any of its subsidiaries had any outstanding indebtedness to Hydro One Inc. or any of its subsidiaries except routine indebtedness or had any indebtedness that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Hydro One Inc. or any of its subsidiaries.

CORPORATE GOVERNANCE

Hydro One and the Board recognize the importance of corporate governance to the effective long term management of the Company. Independence, integrity and accountability are the foundation of the Company’s approach to corporate governance.

Hydro One Inc.’s corporate governance practices are influenced by, and to the extent applicable, largely mimic the corporate governance practices of Hydro One Limited. Hydro One Inc.’s corporate governance practices are also influenced by the obligations of Hydro One Limited under the Governance Agreement.

The Governance Agreement requires the Board to be constituted to have the same members as the board of directors of Hydro One Limited unless the board of directors of Hydro One Limited determines otherwise. The Governance Agreement also requires, among other things, that Hydro One Limited cause its subsidiaries, including Hydro One Inc., to manage and operate their business and affairs on a basis that permits Hydro One Limited to maintain, and act in accordance with corporate governance policies, procedures and practices that are consistent with the best practices of leading Canadian publicly listed companies, having regard to Hydro One Limited’s ownership structure and the Governance Agreement.

For further details on Hydro One Limited’s corporate governance practices, including information about its various board committees, please refer to the management information circular of Hydro One Limited for its upcoming annual meeting which, once filed, can be found under Hydro One Limited’s profile on SEDAR at www.sedar.com.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as noted below and elsewhere in this annual information form, there are no material interests, direct or indirect, of any director or executive officer of the Company, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of Hydro One Inc.’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date hereof that has materially affected or is reasonably expected to materially affect the Company.

Relationships with the Province and Other Parties

Overview

The Province is Hydro One Limited’s principal shareholder, and Hydro One Limited directly or indirectly owns all of the issued and outstanding shares of Hydro One Inc. The OEB is the principal regulator of Ontario’s electricity industry. The Province appoints the board members of the OEB and fills any vacancies on the OEB. The OEB is obligated to implement approved directives of the Province concerning general policy and objectives to be pursued by the OEB and other directives aimed at addressing existing or potential abuses of market power by industry participants. The IESO, among other matters, directs the operation of the Ontario power system by balancing supply and demand of electricity and directing electricity flow and assumed the responsibility for forecasting supply and demand of electricity over the medium and long term to meet the needs of the province. The board of directors of the IESO, other than its Chief Executive Officer, is appointed by the Province in accordance with the regulations in effect from time to time under the Electricity Act.

In connection with the November 2015 closing of the initial public offering of Hydro One Limited, Hydro One Limited entered into the Governance Agreement with the Province, which, among other things, addressed the Province’s role in the governance of Hydro One Limited. The Governance Agreement requires the Board to be constituted to have the same members as the board of directors of Hydro One Limited unless the board of directors of Hydro One Limited determines otherwise. The Governance Agreement also requires, among other things, that Hydro One Limited cause its subsidiaries, including Hydro One Inc., to manage and operate their business and affairs on a basis that permits Hydro One Limited to maintain, and act in accordance with corporate governance policies, procedures and practices that are consistent with the best practices of leading Canadian publicly listed companies, having regard to Hydro One Limited’s ownership structure and the Governance Agreement. For a complete description of the Governance Agreement, and the other details of the relationship between Hydro One Limited and the Province, please refer to Hydro One Limited’s Annual Information Form dated March 27, 2018 which is available under Hydro One Limited’s profile on SEDAR at www.sedar.com.

A copy of the Governance Agreement can also be found under Hydro One Limited’s profile on SEDAR at www.sedar.com. Also see the Annual MD&A under the heading “Related Party Transactions”.

Transfer Orders

The transfer orders pursuant to which Hydro One Inc. acquired Ontario Hydro’s electricity transmission, distribution and energy services businesses as of April 1, 1999, did not transfer certain assets, rights, liabilities or obligations where the transfer would constitute a breach of the terms of any such asset, right, liability or obligation or a breach of any law or order (the “trust assets”). The transfer orders also did not transfer title to assets located on Reserves, which assets are held by the Ontario Energy Financial Corporation. For more information, see the Annual MD&A under the subheading “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Risk from Transfer of Assets Located on Reserves”.

Hydro One is obligated under the transfer orders to manage both the trust assets (until it has obtained all consents necessary to complete the transfer of title to these assets to Hydro One) and the assets otherwise retained by the Ontario Electricity Financial Corporation that relate to Hydro One’s businesses. Hydro One has entered into an agreement with the Ontario Electricity Financial Corporation under which it is obligated, in managing these assets, to take instructions from the Ontario Electricity Financial Corporation if Hydro One’s actions could have a material adverse effect on the Ontario Electricity Financial Corporation. The Ontario Electricity Financial Corporation has retained the right to take control of and manage the assets, although it must notify and consult with Hydro One before doing so and must exercise its powers relating to the assets in a manner that will facilitate the operation of Hydro One’s businesses. The consent of the Ontario Electricity Financial Corporation is also required prior to any disposition of these assets.

The Province also transferred officers, employees, assets, liabilities, rights and obligations of Ontario Hydro in a similar manner to its other successor transferees. These transfer orders include a dispute resolution mechanism to resolve any disagreement among the various transferees with respect to the transfer of specific assets, liabilities, rights or obligations.

The transfer orders do not contain any representations or warranties from the Province or the Ontario Electricity Financial Corporation with respect to the transferred officers, employees, assets, liabilities, rights and obligations. Furthermore, under the Electricity Act, the Ontario Electricity Financial Corporation was released from liability in respect of all assets and liabilities transferred by the transfer orders, except for liability under Hydro One’s indemnity from the Ontario Electricity Financial Corporation. The parties, with the consent of the Minister of Finance, agreed to terminate such indemnity effective October 31, 2015. By the terms of the transfer orders, each transferee indemnifies the Ontario Electricity Financial Corporation with respect to any assets and liabilities related to that transferee’s business not effectively transferred, and is obligated to take all reasonable measures to complete the transfers where the transfers were not effective.

Hydro One has indemnified the Ontario Electricity Financial Corporation in respect of the damages, losses, obligations, liabilities, claims, encumbrances, penalties, interest, taxes, deficiencies, costs and expenses arising from matters relating to the Company’s business and any failure by Hydro One to comply with its obligations to the Ontario Electricity Financial Corporation under agreements dated as of April 1, 1999. These obligations include obligations to employ the employees transferred to Hydro One under the transfer orders, make and remit employee source deductions (including tax withholding amounts, and employer contributions), manage the real and personal properties which the Ontario Electricity Financial Corporation continues to hold in trust or otherwise and take any necessary action to transfer all of these properties to the Company, to pay realty taxes and other costs, provide access to books and records and to assume other responsibilities in respect of the assets held by the Ontario Electricity Financial Corporation in trust for the Company.

Departure Taxes

By virtue of being wholly owned by the Province, Hydro One was exempt from tax under the federal Income Tax Act and the Province of Ontario Taxation Act (the Tax Acts). However, under the Electricity Act, Hydro One was required to make payments in lieu of tax to the Ontario Electricity Financial Corporation. The payments in lieu of tax were, in general, equivalent to the amount of tax that Hydro One would otherwise be liable to pay under the Tax Acts if it was not exempt from taxes under those statutes.

In connection with the initial public offering of Hydro One Limited, Hydro One’s exemption from tax under the Tax Acts ceased to apply. Under the Tax Acts, Hydro One was deemed to have disposed of its assets immediately before it lost its tax exempt status resulting in Hydro One making payments in lieu of tax under the Electricity Act totalling $2.6 billion in respect thereof, calculated by reference to the federal Income Tax Act (“departure tax”).

Hydro One Inc. also paid the Ontario Electricity Financial Corporation approximately $0.3 billion in additional payments in lieu of tax in connection with the period prior to the initial public offering.

For a discussion of the departure tax and the related financial implications on the Company, see “Business of Hydro One – Regulation – Recent Transmission Rate Applications” as well as the Annual MD&A under the heading “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Regulatory Risks and Risks Relating to Hydro One’s Revenues – Risks Relating to Regulatory Treatment of Deferred Tax Asset”.

MATERIAL CONTRACTS

The following are the only material contracts that Hydro One Inc. has entered into since January 1, 2002 that remain in effect, other than contracts entered into by Hydro One Inc. in the ordinary course of business:

(a)	(i)
a third supplemental trust indenture dated as of January 31, 2003 relating to the issuance of Series 4 Notes in the aggregate principal amount of $1,000,000,000, of which $200,000,000 was drawn down on January 31, 2003, $120,000,000 was drawn down on June 25, 2004 and $65,000,000 was drawn down on August 24, 2004, pursuant to the Trust Indenture dated as of June 4, 2001 between Hydro One Inc. and Computershare Trust Company of Canada (the “Trust Indenture”);

(ii)
a fourth supplemental trust indenture dated as of April 22, 2003 relating to the issuance of Series 5 Notes in the aggregate principal amount of $1,000,000,000, of which $250,000,000 was drawn down on April 22, 2003 and $65,000,000 was drawn down on August 20, 2004, pursuant to the Trust Indenture;

(iii)
an eighth supplemental indenture dated as of May 19, 2005 relating to the issuance of Series 9 Notes in the aggregate principal amount of $1,000,000,000, of which $350,000,000 was drawn down on May 19, 2005 and $250,000,000 was drawn down on April 24, 2006, pursuant to the Trust Indenture;

(iv)
a tenth supplemental trust indenture dated as of October 19, 2006 relating to the issuance of Series 11 Notes in the aggregate principal amount of $1,000,000,000, of which $75,000,000 was drawn down on October 19, 2006, and $250,000,000 was drawn down on September 13, 2010, pursuant to the Trust Indenture;

(v)
an eleventh supplemental trust indenture dated as of March 13, 2007 relating to the issuance of Series 12 Notes in the aggregate principal amount of $1,000,000,000, of which $400,000,000 was drawn on March 13, 2007, pursuant to the Trust Indenture;

(vi)
a sixteenth supplemental trust indenture dated as of March 3, 2009 relating to the issuance of Series 17 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on March 3, 2009, pursuant to the Trust Indenture;

(vii)
a seventeenth supplemental trust indenture dated as of July 16, 2009 relating to the issuance of Series 18 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on July 16, 2009 and $200,000,000 was drawn on March 15, 2010, pursuant to the Trust Indenture;

(viii)
a nineteenth supplemental trust indenture dated as of March 15, 2010 relating to the issuance of Series 20 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on March 15, 2010, pursuant to the Trust Indenture;

(ix)	a twenty-second supplemental trust indenture dated as of July 29, 2011 amending the definition of “Canadian GAAP” in the Trust Indenture;
(x)
a twenty-third supplemental trust indenture dated as of September 26, 2011 relating to the issuance of Series 23 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on September 26, 2011, pursuant to the Trust Indenture;

(xi)
a twenty-fourth supplemental trust indenture dated as of December 22, 2011 relating to the issuance of Series 24 Notes in the aggregate principal amount of $1,000,000,000, of which $100,000,000 was drawn down on December 22, 2011, and $125,000,000 was drawn down on May 22, 2012, pursuant to the Trust Indenture;

(xii)
a twenty-fifth supplemental trust indenture dated as of January 13, 2012 relating to the issuance of Series 25 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on January 13, 2012, and $300,000,000 was drawn down on May 22, 2012, pursuant to the Trust Indenture;

(xiii)
a twenty-sixth supplemental trust indenture dated as of July 31, 2012 relating to the issuance of Series 26 Notes in the aggregate principal amount of $1,000,000,000, of which $75,000,000 was drawn down on July 31, 2012, and $235,000,000 was drawn down on August 16, 2012, pursuant to the Trust Indenture;

(xiv)
a twenty-eighth supplemental trust indenture dated as of October 9, 2013 relating to the issuance of Series 28 Notes in the aggregate principal amount of $1,000,000,000, of which $750,000,000 was drawn down on October 9, 2013, pursuant to the Trust Indenture;

(xv)
a twenty-ninth supplemental trust indenture dated as of October 9, 2013 relating to the issuance of Series 29 Notes in the aggregate principal amount of $1,000,000,000, of which $435,000,000 was drawn down on October 9, 2013, pursuant to the Trust Indenture;

(xvi)
a thirtieth supplemental trust indenture dated as of January 29, 2014 relating to the issuance of Series 30 Notes in the aggregate principal amount of $1,000,000,000, of which $50,000,000 was drawn down on January 29, 2014, pursuant to the Trust Indenture;

(xvii)
a thirty-first supplemental trust indenture dated as of March 21, 2014 relating to the issuance of Series 31 Notes in the aggregate principal amount of $1,000,000,000 of which $125,000,000 was drawn down on March 21, 2014, $50,000,000 was drawn down on May 14, 2014, and $53,000,000 was drawn down on June 24, 2014, pursuant to the Trust Indenture;

(xviii)
a thirty-second supplemental trust indenture dated as of June 6, 2014 relating to the issuance of Series 32 Notes in the aggregate principal amount of $1,000,000,000 of which $350,000,000 was drawn down on June 6, 2014, pursuant to the Trust Indenture;

(xix)
a thirty-third supplemental trust indenture dated as of April 30, 2015 relating to the issuance of Series 33 Notes in the aggregate principal amount of $1,000,000,000 of which $350,000,000 was drawn down on April 30, 2015, pursuant to the Trust Indenture;

(xx)
a thirty-fourth supplemental trust indenture dated as of February 24, 2016 relating to the issuance of Series 34 Notes in the aggregate principal amount of $1,000,000,000 of which $500,000,000 was drawn down on February 24, 2016, pursuant to the Trust Indenture;

(xxi)
a thirty-fifth supplemental trust indenture dated as of February 24, 2016 relating to the issuance of Series 35 Notes in the aggregate principal amount of $1,000,000,000 of which $500,000,000 was drawn down on February 24, 2016, pursuant to the Trust Indenture;

(xxii)
a thirty-sixth supplemental trust indenture dated as of February 24, 2016 relating to the issuance of Series 36 Notes in the aggregate principal amount of $1,000,000,000 of which $350,000,000 was drawn down on February 24, 2016, pursuant to the Trust Indenture;

(xxiii)
a thirty-seventh supplemental trust indenture dated as of November 18, 2016 relating to the issuance of Series 37 Notes in the aggregate principal amount of $1,000,000,000 of which $500,000,000 was drawn down on November 18, 2016, pursuant to the Trust Indenture; and

(xxiv)
a thirty-eighth supplemental trust indenture dated as of November 18, 2016 relating to the issuance of Series 38 Notes in the aggregate principal amount of $1,000,000,000 of which $450,000,000 was drawn down on November 18, 2016, pursuant to the Trust Indenture.

Each of these supplemental trust indentures supplement the terms of the Trust Indenture, which contains customary covenants and representations by Hydro One Inc. for the public issuance of debt securities in the Canadian market.

(b)
a dealer agreement (the “Dealer Agreement”) dated March 8, 2018 between the Company and BMO Nesbitt Burns Inc., Casgrain & Company Limited, CIBC World Markets Inc., Desjardins Securities Inc., Laurentian Bank Securities Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. (collectively, the “Dealers”), relating to the public offering of unsecured medium term notes of Hydro One Inc. in a maximum aggregate principal amount of up to $4,000,000,000. The Dealer Agreement provides for the appointment of the Dealers as non-exclusive agents of Hydro One Inc. to solicit, from time to time, offers to purchase its medium term notes in Canada, the United States and, in certain circumstances, other jurisdictions.

Copies of the foregoing material agreements have been filed with the Canadian securities regulatory authorities and are available on SEDAR at www.sedar.com.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is from time to time involved in legal proceedings of a nature considered normal to its business. Except as disclosed below, Hydro One believes that none of the litigation in which it is currently involved, or has been involved since the beginning of the most recently completed financial year, individually or in the aggregate, is material to its consolidated financial condition or results of operations. The Company is not subject to any material regulatory actions.

Hydro One Inc., Hydro One Networks, Hydro One Remote Communities Inc., and Norfolk Power Distribution Inc. are defendants in a class action suit in which the representative plaintiff is seeking up to $125 million in damages related to allegations of improper billing practices. The plaintiff’s motion for certification was dismissed by the court on November 28, 2017, but the plaintiff has appealed the court’s decision, and the appeal has been set for October 16, 2018.

In connection with the reorganization of Ontario Hydro, Hydro One Inc. succeeded Ontario Hydro as a party to various pending legal proceedings relating to the businesses, assets, real estate and employees transferred to it. Hydro One Inc. also assumed responsibility for future claims relating to the businesses, assets, real estate and employees acquired by Hydro One Inc. and arising out of events occurring prior to, as well as after, April 1, 1999. In addition to claims assumed by the Company, it is, from time to time, named as a defendant in legal actions arising in the normal course of business. There are currently no actions that are outstanding which are expected to have a material adverse effect on the Company.

INTEREST OF EXPERTS

KPMG LLP, Chartered Professional Accountants, located at 333 Bay Street, Suite 4600, Bay Adelaide Centre, Toronto, Ontario M5H 2S5, is the auditor of Hydro One Inc. and has audited the consolidated financial statements of Hydro One Inc. as at and for the years ended December 31, 2017 and December 31, 2016. KPMG LLP has confirmed that it is independent of Hydro One Inc. within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and also that they are independent accountants with respect to Hydro One Inc. under all relevant US professional and regulatory standards.

TRUSTEE AND REGISTRARS

The trustee and registrar for Hydro One Inc.’s debt securities is Computershare Trust Company of Canada, located in Toronto, Ontario. The U.S. trustee and registrar for certain of Hydro One Inc.’s debt securities is Computershare Trust Company, N.A., located in New York, New York.

ADDITIONAL INFORMATION

Additional information relating to Hydro One Inc. may be found on SEDAR at www.sedar.com.
Additional financial information is provided in the Annual MD&A and in the consolidated financial statements and notes to the consolidated financial statements of Hydro One Inc. for 2017.

STATEMENT OF EXECUTIVE COMPENSATION

Hydro One Inc.’s Statement of Executive Compensation is set out under Schedule “A” hereto.

SCHEDULE “A”

STATEMENT OF EXECUTIVE COMPENSATION

I. Background

Hydro One Inc. is a wholly-owned subsidiary of Hydro One Limited. The Board, and the human resources committee of the Board, are comprised of the same directors as the board of directors and human resources committee of Hydro One Limited, respectively, and each of the boards and committees hold joint meetings. This allows them to make joint compensation decisions in respect of officers of both corporations and results in the same compensation practices applying to both corporations. As a result, employees of Hydro One Inc. and its subsidiaries participate in the compensation plans of Hydro One Limited. References in this Schedule “A” to “HRC” mean collectively the human resources committee of Hydro One Limited and the human resources committee of Hydro One Inc. and references to the “Board” mean collectively the board of directors of Hydro One Limited and the board of directors of Hydro One Inc. The President and Chief Executive Officer (“President and CEO”), the Chief Financial Officer (“CFO”), the Chief Operating Officer (“COO”) and the Executive Vice President, Chief Legal Officer of Hydro One Inc. have the same titles and roles in Hydro One Limited. The Executive Vice President, Customer Care and Corporate Affairs and the SVP, Finance are positions held only in Hydro One Networks Inc. Although decisions may be made jointly, they do not result in duplicative compensation paid at both Hydro One Limited and Hydro One Inc. This Statement of Executive Compensation pertains to Hydro One Inc. although as noted above, the compensation practices described herein largely reflect the compensation practices of Hydro One Limited. References herein to “Hydro One” or the “Company” refer to Hydro One Inc. and its subsidiaries taken together as a whole. References to “Hydro One Inc.” refer to Hydro One Inc. only and references to “Hydro One Limited” refer to Hydro One Limited only. Capitalized terms used in this Schedule “A” and not herein defined have the meaning given to such terms in the annual information form to which this Schedule “A” is attached.

II. Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides information regarding Hydro One’s compensation philosophy as well as its practices, policies and plans. In particular, it includes disclosure about the President and CEO, the former CFO, an individual acting in the capacity of the CFO, and the three other most highly compensated executive officers who provided services to the Company during 2017 (collectively, the “NEOs”):

Name	Title	Summary of Information
Mayo Schmidt	President and Chief Executive Officer	See Pages S-14 to S-16
Michael Vels	Former Chief Financial Officer	See Pages S-16 and S-17
Chris Lopez(1)	Senior Vice President, Finance (Acting in the capacity of Chief Financial Officer)	See Pages S-17 to S-19
Gregory Kiraly	Chief Operating Officer	See Pages S-19 and S-20
Ferio Pugliese	Executive Vice President, Customer Care and Corporate Affairs	See Pages S-21 and S-22
James Scarlett	Executive Vice President, Chief Legal Officer	See Pages S-22 and S-23

Note:

(1)	Mr. Lopez has acted in the capacity of Chief Financial Officer following Mr. Vels' resignation on May 19, 2017 until Mr. Paul Dobson became Chief Financial Officer on March 1, 2018.

a. Compensation Philosophy and Guiding Principles

Hydro One’s executive compensation program seeks to provide total compensation opportunities that are market competitive and attract, retain, motivate and reward highly qualified executives with the calibre of talent and skills necessary to deliver on its corporate strategy, grow its business and increase shareholder value. Hydro One is focused on becoming a more competitive and commercially-oriented company with increased accountability for the Company’s outcomes and a greater linkage between the Company’s compensation programs, employee performance, productivity and efficiencies. The Company’s compensation strategy is guided by the following principles which are reflected in the compensation arrangements for our NEOs:

Principle	Objective
Performance-oriented
To provide pay-for-performance and align performance objectives to strategy and core values over the short and long term horizon to reinforce our strategic business objectives and a performance-oriented culture.

Long term focus	To reward sustainable growth that supports long term value creation for shareholders and customers.
Market competitive	To attract and retain high performing employees with compensation targeted at or around the market median, but with pay outcomes that can pay above or below the median depending on performance.
Individual accountability	To foster a culture of individual ownership and accountability.
Balanced approach to risk	To support an appropriate level of risk-taking that balances short and long term company objectives.
Shared responsibility	To require employees to share responsibility for compensation risks and responsibilities.
Simple and integrated	To provide programs that are simple to understand and administer and will communicate the integrated value of monetary and non-monetary rewards.

b. Compensation Risk Management

Hydro One’s compensation program is structured to provide an appropriate balance of risk and reward consistent with the Company’s risk profile and to ensure that compensation practices do not encourage excessive risk-taking by executives. Such risk mitigation practices include the following:

Pay Mix
The variable component of Hydro One’s compensation program (which includes both short term and long term incentives at Hydro One Limited) represents a sufficient percentage of “at risk” compensation to motivate executives and other employees of the Company to focus on both short term and long term results and performance criteria.
All elements of compensation, together, ensure a balance in the mix of fixed and variable compensation, short term and long term incentives, cash versus equity, and performance-based versus time-based awards.

Capped Payouts	The maximum amount an executive can receive under the STIP is capped at 200% of target. PSUs are also capped at 200% of target.
Effective Design of Long Term Incentive Mix
Long term incentives (currently PSUs and RSUs) will vest over a specific vesting period, with both PSUs and RSUs vesting at the end of the period (with a three-year performance term for PSUs).
A combination of time-vesting and performance-vesting long term incentives and varied performance measures provide a balanced approach to driving performance, avoid undue risk-taking and align management with long term shareholder interests.

Clawbacks
Executives may be required to forfeit outstanding incentive awards and repay incentive compensation that have already been paid if, among other things, there is wrongdoing, misconduct, a material misstatement of Hydro One Limited’s or Hydro One’s financial results, an error in any financial or operating measure used to determine incentive compensation amounts or as may be required by applicable laws, stock exchange rules or other regulatory requirements. This applies to cash bonuses, the value of options, PSUs, RSUs and other equity-based compensation awards, whether vested or unvested, including those which have been paid or settled.

Share Ownership Requirements (concerning Hydro One Limited)
To better align the interests of the Company’s executives with the interests of Hydro One Limited’s shareholders, Hydro One Limited has put in place share ownership guidelines based on the level of the position. Under these guidelines, the Company’s executives are subject to share ownership requirements which can be met through direct or beneficial ownership of Hydro One Limited’s common shares, management DSUs (“management DSUs”) and/or time-vested RSUs granted under the long term incentive plan. Individuals have until the later of five years from: (a) the closing date of the initial public offering of Hydro One Limited’s common shares in November 2015; and (b) the date they first became subject to these requirements to satisfy the share ownership requirements. Employees who were subject to these requirements and are promoted or appointed into a position that is subject to a higher share ownership requirement have three years from the date of their promotion or appointment to meet the higher minimum requirement. The executives must maintain such ownership post-retirement for 24 months (in the case of the President and CEO and CFO) or 12 months (in the case of other executives).

The share ownership requirements as a multiple of annual base salary are set forth below:

Position
President and Chief Executive Officer (CEO)............................................................................................5x
Direct Reports to the President and CEO - Executive Vice Presidents or equivalent.................................3x
Direct reports to the President and CEO - Senior Vice President Level or equivalent................................2x
Other Executives - Senior Vice President Level or equivalent, and Vice President Level or equivalent....1x

Anti-hedging
Directors, executives and other employees are prohibited from purchasing financial instruments that are designed to hedge, offset or otherwise reduce or limit their economic risk, including with respect to a decrease in market value of equity securities of Hydro One Limited granted as compensation or held, directly or indirectly, by such individuals, or otherwise undermining their alignment with shareholder interests. Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, put options, call options, exchange contracts, derivatives and other types of financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, collars and exchange funds), and the pledging of or granting of any other security interest in equity securities of Hydro One Limited as security for any loan where recourse is limited to the pledged security.

Trading Restrictions	Executives are prohibited from trading Hydro One Limited and Hydro One Inc. securities during our trading blackout period.
Use of Discretion	The HRC and/or the Board can exercise discretion when making compensation decisions to address exceptional circumstances not contemplated within the compensation plan design or performance measures.

c. Compensation Governance

Hydro One’s management team, the HRC and our compensation advisors all play a key role in determining compensation for the Company’s directors and executives and in managing compensation risk on behalf of the Board.

The HRC is responsible for assisting the Board in fulfilling its oversight responsibilities relating to the attraction and retention of key senior management. Details concerning the HRC, its mandate and its members, are as follows:

Members: Ian Bourne (Chair) Charles Brindamour Marcello (Marc) Caira Christie Clark Margaret (Marianne) Harris Jane Peverett Gale Rubenstein
The HRC must consist of at least three directors, all of whom are independent within the meaning of applicable Canadian securities laws.

Under its mandate, the HRC’s responsibilities include:
• reviewing the compensation, attraction and retention of key senior management;
• reviewing and recommending to the Board compensation payable, including appropriate performance incentives, to the President and CEO and certain designated employees;
• reviewing the administration of employee compensation and incentive plans and programs and the Company’s pension plans;
• implementing executive share ownership guidelines, the hedging prohibitions and the compensation recoupment policy;
• annually reviewing and recommending succession plans for the President and
CEO and certain designated employees, and contingency preparedness plans; and
• monitoring, reviewing and recommending the Company’s labour relations strategy and collective bargaining mandates and agreements.

The HRC’s responsibilities also include ensuring that the Company’s compensation programs are aligned with the Company’s strategic plans and risk profile, retaining appropriate compensation consultants and reviewing the Company’s succession planning and talent management processes for all non-union employees, assessing the integrity of the President and CEO and designated employees, and reviewing the Company’s workplace diversity and inclusion plans and the results of employees’ engagement evaluations.

All of the HRC members have gained the following relevant experience in human resources and compensation by serving as an executive officer (or equivalent) of a major organization and/or through prior service on the compensation committee of a stock exchange listed company or otherwise:

•	human resources experience [experience with benefit, pension and compensation programs (in particular, executive compensation)];

•	risk management experience (knowledge and experience with internal risk controls, risk assessments and reporting as it pertains to executive compensation); and

•	executive leadership experience (experience as a senior executive/officer of a public company or major organization).

Please refer to the annual information form to which this Schedule “A” is attached for biographical information concerning each member of the HRC.

d. Compensation Advisors

The HRC engaged a compensation advisor, Hugessen Consulting Inc., during 2017 to assist it in carrying out its mandate. All decisions and actions taken by the HRC and the Board have been based on numerous factors and considerations which may, but do not necessarily, reflect the information or advice provided by the advisor.

Hugessen Consulting Inc.

Beginning in 2015, the HRC retained Hugessen Consulting Inc. (“Hugessen”) as compensation advisors independent of management. Hugessen is an independent consulting firm that provides advice to boards and compensation committees on executive compensation. In 2016 and 2017, Hugessen was retained to provide advice on the competitiveness and effectiveness of Hydro One Limited and Hydro One’s compensation programs, including a review of the overall long term incentive plan structure, and to provide updates to the HRC on executive compensation best practices and evolving governance trends in both Canada and the United States.

Hugessen’s fees (including taxes) incurred during 2017 and 2016 regarding services provided the HRC are as follows:

Year	Executive Compensation Related Fees ($)	All Other Fees ($)
Year ended December 31, 2017	188,174(1)	0
Year ended December 31, 2016	104,029	0

Note:

(1)
Hugessen was also retained by the chair of the governance committee of the Board to conduct a compensation benchmarking review for non-executive directors of Hydro One Limited and Hydro One Inc. using the same peer group used for executive compensation benching. Fees related to this work are included in this figure.

Willis Towers Watson

In both 2016 and 2017, management engaged Willis Towers Watson to provide information requested by the HRC. This included reviewing a risk assessment of its executive compensation program in the context of the Canadian Securities Administrators’ disclosure rules and reviewing the peer groups that are used for benchmarking compensation, conducting a continuing education session on long term incentives, and providing a benchmarking analysis of compensation for executives (including the NEOs).

Willis Towers Watson’s fees (including taxes) incurred during 2017 and 2016 for the services noted above as follows:

Year	Executive Compensation Related Fees ($)
Year ended December 31, 2017	71,642
Year ended December 31, 2016	20,340

e. Decision-Making Process to Determine Compensation

Hydro One’s compensation decision-making process involves management, the HRC, advice from third party advisors, and the Board for final approval. Joint meetings of the HRC and the Board are held with the board of directors of Hydro One Limited, as applicable, to ensure compensation is arrived at on a corporate wide basis.

Outlined below is a general overview of the process that the Company (together with Hydro One Limited) follows in determining compensation:

•	Management recommends program design.

•	The HRC reviews and recommends the program and performance measures to the Board for approval to ensure compensation is arrived at on a corporate-wide basis.

•	The HRC approves the compensation payable to the President and CEO’s direct reports who hold an executive vice president level position (including the NEOs).

•	Board approves the compensation payable to the President and CEO after receiving the HRC’s recommendation.

1. Design of the compensation program

Management designs the Hydro One compensation program.

Management presents its recommended compensation program to the HRC, which reviews the recommendations (with its independent advisor), and then the HRC provides its recommendations to the Board for approval.

Hydro One has successfully transitioned to a compensation program with significant variable “at risk” compensation including a stronger performance-based STIP component and a LTIP component aligned with being part of a publicly traded organization. In 2017, the HRC undertook a detailed review of the long term incentive plan of Hydro One Limited having regard to the Company’s and Hydro One Limited’s long term strategy and it approved the inclusion of stock options of Hydro One Limited for certain executives for the grants to be made under the LTIP in 2018. The HRC continues to monitor the compensation program to ensure it is achieving its intended results and may refine the program over time to ensure it continues to be aligned with the Company’s and Hydro One Limited’s strategy and long term objectives.

2. Choice of performance measures and annual targets

Management suggests objectives for the Company (together with Hydro One Limited) and prepares corporate performance measures with their respective weightings for the incentive plans.

The HRC reviews the corporate performance measures and related weightings proposed by management for the STIP and the LTIP and may accept them or suggest modifications. Once the HRC has completed its review, it recommends the corporate performance measures and related weightings to the Board for its approval.

At the beginning of each year, the President and CEO reviews and sets the annual individual objectives and performance measures designed to support the Company's strategy that will be used to assess the individual performance of each of the President and CEO’s direct reports who hold an executive vice-president level position (including the NEOs) for purposes of the STIP.

The HRC reviews and approves their individual annual objectives and performance measures, with adjustments as appropriate.

Similarly, at the beginning of the year, the HRC reviews and considers the President and CEO’s annual individual objectives and performance measures, may amend them, and then recommends them to the Board for approval.

3. Set targets for executive compensation

With assistance from its independent advisor, the HRC develops and recommends target compensation and variable pay for the direct reports of the President and CEO who hold executive vice president level positions, including the NEOs identified on page S-1 after reviewing the results of its benchmarking analysis (see pages S-8 and S-9 for information about our benchmarking analysis and compensation peer groups). For other executives, management develops and recommends target compensation and variable pay after reviewing compensation for similar roles and responsibilities within the comparator peer groups. The peer group used for benchmarking compensation is reviewed annually by the HRC.

4. Assess company performance

Early in the first quarter of every year, management assesses company performance against the corporate performance measures approved by the Board and presents its findings to the HRC. Management then makes recommendations on the results to the HRC.

The HRC reviews management’s recommendations, together with input from its independent advisor, considers whether adjustments are necessary or appropriate to reflect events occurring during the performance period that affect the applicable performance objective and recommends to the Board for approval the degree to which corporate performance measures for the incentive plans were met.

The Board reviews the recommendations of the HRC and approves the Company performance results for compensation purposes.

5. Assess individual performance

In reviewing the performance and compensation of his direct reports who hold an executive vice-president level position (including the NEOs), the President and CEO:

•	assesses their performance against their annual objectives;

•
recommends to the HRC their salary, short term incentive awards and long term incentive awards of Hydro One Limited, taking into account past performance, previous awards, future potential and market position.

The HRC completes an in-depth assessment of the President and CEO’s individual performance in leading the Company towards its corporate goals and executing against Hydro One’s long term strategy, including:

•	overall company performance; and

•	implementation of the President and CEO’s strategies to increase shareholder value; and

•	achievement of the President and CEO’s annual objectives.

6. Award compensation

The HRC reviews, finalizes and approves the compensation, including base salary and incentive awards of the President and CEO’s direct reports who hold an executive vice-president level position (including NEOs).

The President and CEO is not involved in determining his own compensation. The HRC reviews the President and CEO’s self-assessment (and consults with its independent advisor) before considering his compensation.

The HRC’s independent advisor, if required, may provide an analysis for the HRC to review when making its decisions about President and CEO compensation.

Following such review, the HRC recommends the compensation of the President and CEO to the Board for approval.

f. Approach to Compensation

The following section discusses the compensation structure, programs and significant elements of compensation for the Company’s NEOs.

Benchmarking and Pay Positioning for the NEOs

The target total direct compensation for 2017 for all executives, including the NEOs, was set by the Board, taking a range of factors into account, including its stated compensation philosophy to be at or around the median of the relevant peer groups as well as comparing executives’ compensation relative to each other. Actual compensation takes into consideration each individual’s performance as well as skills and experience as benchmarked thorough an extensive executive search process. Each role requires a high level of skill and proven experience with large, complex publicly traded enterprises, either as an executive with, or an advisor to, such enterprises. For details on the NEOs’ 2017 target total direct compensation and actual compensation, see their individual compensation profiles starting on page S-14.

The compensation philosophy of the Company and Hydro One Limited is to provide total compensation opportunities that are competitive in the context of relevant peer groups for various management levels.

Prior to the initial public offering of Hydro One Limited, the Company identified a primary reference group consisting of the four largest utilities listed on the TSX plus four other TSX listed companies within the broader energy industry of comparable size and scope of operations to Hydro One. These eight companies are listed in the following table:

Utility and Broader Energy Industry Compensation Peer Group

Utility Peers	Broader Energy Peers
AltaGas Ltd.	ATCO Ltd.
Emera Incorporated	Inter Pipeline Ltd.
Fortis Inc.	Keyera Corp.
Pembina Pipeline Corporation	TransAlta Corporation

This utility and broader energy industry compensation peer group was used to determine the target total direct compensation for the President and CEO and Chief Financial Officer at the time of their date of hire in 2015 and for 2016.

For purposes of determining the 2017 compensation for Hydro One’s NEOs, the Company used a primary reference group consisting of the following 19 Canadian-based entities, reporting in the heavy industrial sector, with a large unionized workforce, a pay-for-performance culture, and many engineering/technologist job positions. This executive compensation peer group reflects the broader range of companies with which Hydro One competes for talent and was originally adopted in 2016 for the NEOs, other than the President and CEO and Chief Financial Officer. Having completed two strong fiscal years since the initial public offering and given the status of our transformation, in 2017, the Company extended the use of this broader compensation peer group to the President and CEO and Chief Financial Officer positions.

Primary Compensation Reference Peer Group

Core Utility Peers	Other - Asset Intensive Companies
AltaGas Ltd.	Agrium Inc. (now known as Nutrien Ltd.)
ATCO Ltd.	Air Canada
Emera Inc.	Canadian National Railway Company
Fortis Inc.	Canadian Pacific Railway Ltd.
Inter Pipeline Ltd.	Canadian Tire Corporation, Limited
Keyera Corp.	CGI Group Inc.
Pembina Pipeline Corporation	National Bank of Canada
TransAlta Corporation	Rogers Communications Inc.
TransCanada Corporation	SNC Lavalin Group Inc.
Telus Corporation

In selecting this peer compensation group, the Company considered scoping criteria that are reflective of the size, scale and complexity of Hydro One’s businesses, including revenues, assets, market capitalization and enterprise value. Companies were selected generally based on a range of approximately 0.5x to 2.0x Hydro One’s positioning on these criteria.

Components of Compensation

Hydro One’s compensation structure includes base salary, an annual short term incentive, a long term incentive of Hydro One Limited and benefits.

The table below describes the components of compensation for the Company’s NEOs.

	Component	Form	Objectives
Fixed	Base Salary	Cash Annual base salaries are based on job function, individual performance and experience and market competitiveness.	• Attract and retain highly qualified and experienced executives. • Provide a predictable and steady income.
	Pension	Defined contribution pension plan for NEOs and new hires(1).	• Provide market-competitive sustainable retirement arrangements to attract and retain talent.
	Benefits	Group health, life and disability benefits.	• The NEOs participate in benefit programs and flexible benefits plans available to all employees.
Variable	Short Term Incentive	Cash - executives can choose to receive some or all in the form of management DSU available under the management deferred share unit plan that has been adopted by Hydro One Limited.	• Motivate and reward achievement of annual business and financial performance objectives. • Align individual performance measures with annual objectives.
	Long Term Incentive	PSUs and RSUs Award is made as a percentage of base salary.	• Motivate and align executives with long term strategy and shareholders’ interests. • Encourage sustained long term performance. • Balance short and long term results focus.
	Non-union employee share ownership plan (ESOP)	Market-purchased shares of Hydro One Limited acquired by payroll deduction up to a maximum 6% of base salary with a 50% match(2).	• Encourage share ownership of Hydro One Limited and increase alignment with shareholders’ interests of Hydro One Limited (and indirectly, Hydro One).

Notes:

(1)
The existing Hydro One DBPP which was originally established on December 31, 1999 by Hydro One Inc. was closed to new non-union employees effective September 30, 2015. The NEOs and other new non-union employees hired on or after July 1, 2015 who were not eligible to join the Hydro One DBPP as of September 30, 2015 participate in the Hydro One DCPP effective January 1, 2016. Existing non-union employees who were eligible members of the Hydro One DBPP as of September 30, 2015 continue to participate in the Hydro One DBPP. For further details on the existing defined benefit registered pension plan, see “Defined Benefit Registered Pension Plan” starting on page S-29.

(2)
In 2015, Hydro One Limited also introduced share grant plans for qualifying union-represented employees. While these plans do not affect Hydro One’s executives (including the NEOs) or non-union employees, they increase the alignment of eligible unionized employees in the success of Hydro One. In addition, the Hydro One Limited also introduced a Society Represented Employee Share Ownership Plan (“Society ESOP Plan”) to enable certain eligible employees that are represented by the Society of United Professionals (“Society-represented employees”) to acquire common shares of Hydro One Limited in a convenient and regular method through payroll deduction. The eligible Society-represented employees are permitted to contribute a maximum of 4% of their base salary with a company match of 25%. The vesting period for the Society ESOP Plan is 2 years. In addition, the eligible Society-represented employees can only participate in either the share grant plan or the Society ESOP Plan, but not both.

About the Short Term Incentive Plan

Hydro One’s STIP is designed to, among other things:

•	reward participants for achievement of annual Company and individual performance goals; and

•	focus on the drivers of value creation.

The Company’s STIP is available to all full time non-union employees, including executives. Company goals and performance may include goals and performance of Hydro One Limited. Provided below is a summary of the components of the short term incentive plan.

Component of the Short Term Incentive Plan	Impact on Award
How the award is determined
The amount of the award is a function of the executive’s incentive target, company performance and his or her individual performance.

For NEOs, awards are weighted 80% on the achievement of corporate goals and 20% on achievement of individual goals.

Corporate performance
Corporate performance is based on financial and non-financial measures to drive Company performance as detailed in the corporate scorecard.

Financial Measures
• Net Income - to increase shareholder value by increasing earnings
• Productivity Savings - to increase shareholder value by decreasing operating, maintenance and administration (OM&A) and capital related costs

Non-Financial Measures
• Health and Safety - to reinforce the importance of keeping our employees and customers safe
• Customer-related Measures - to align employees with customer interests
• Work Program Accomplishments - to align employees with regulatory and customer goals

See page S-23 for more information about the performance measures and results related to the Company’s corporate scorecard.

Individual performance
Individual performance is assessed based on the achievement of corporate aligned performance objectives with a focus on delivering differentiated rewards to top performers. See each NEO’s compensation profile starting on page S-14.

Range of awards	Awards may range from 0 to 200% of target short term incentives based on the corporate and individual performance.
HRC/Board
The HRC considers whether adjustments are necessary or appropriate to reflect events occurring during the performance period.

Cash or, at the option of an eligible executive, management DSUs. Management DSUs are fully vested and accrue dividend equivalents when dividends are paid on the common shares of Hydro One Limited and are redeemable for cash at the prevailing market price of the common shares of Hydro One Limited upon settlement after the executive ceases to be employed.

Clawbacks	Amounts can be forfeited or clawed back under certain conditions.

About the Long Term Incentive Plan

Hydro One Limited’s LTIP (in which employees of Hydro One are allowed to participate) is designed to, among other things:

•	reward executives for longer-term value creation;

•	attract and retain highly qualified and experienced talent; and

•	foster alignment with shareholder interests

The LTIP was introduced in 2015, with first grants made in early 2016 and is available to executives and certain non-union employees of Hydro One Limited and its subsidiaries as determined by the human resources committee of Hydro One Limited. Non-employee directors are not eligible to participate. Awards under the LTIP are expected to be settled in common shares from treasury of Hydro One Limited. Provided below is a summary of the components of the LTIP as implemented by the human resources committee of Hydro One Limited in respect of specific grants under the LTIP in 2017.

Types of Awards
PSUs: An award that entitles the participant to receive common share(s) of Hydro One Limited in the future subject to the achievement of specified performance criteria.
RSUs: An award that entitles the participant to receive one common share of Hydro One Limited in the future, subject to continued employment during the vesting period.

In 2017, the allocation of PSUs for executives was increased to 60% of the long term incentive award and RSUs decreased to 40%. This resulted in a higher at-risk element of compensation as it increases the proportion of incentives subject to performance measures. In 2016, this value was divided equally between PSUs and RSUs.

While none of the following have been granted, the LTIP also allows for the grant of options, share appreciation rights, restricted shares, deferred share units and other share based awards of Hydro One Limited at the discretion of the HRC. At its December 8, 2017 meeting, the board of Hydro One Limited approved the awarding of stock options of Hydro One Limited to certain eligible employees commencing in 2018. The 2018 LTIP grant for these eligible employees (including NEOs) will be comprised of 50% PSUs, 25% RSUs and 25% stock options.

Vesting
Unless otherwise determined by the human resources committee of Hydro One Limited:
PSUs: Awards granted in 2017 vest at the end of the three year performance period (December 31, 2019), subject to a performance multiplier of 0 to 200% based on achievement of specific performance measures. RSUs: Awards granted in 2017 vest on December 31, 2019 assuming the individual has remained employed by the Company through such date, with the exception of special grants for new hires.

Dividend Equivalents	Both PSUs and RSUs accrue dividend equivalents and are settled in common shares in accordance with the performance results and/or vesting requirement
Performance Measures
Three year average earnings per share (EPS): Each PSU granted in 2017 is subject to achieving certain performance thresholds for the three-year average EPS for the period from January 1, 2017 to December 31, 2019 (the performance period). In respect of the performance thresholds, below a certain performance threshold, no PSUs will vest. At the target performance threshold, the PSUs vest at the target level of 100% and will entitle the holder to one common share for each PSU granted. At or above the maximum performance threshold, the PSUs vest at the maximum level of 200% and will entitle the holder to two common shares for each PSU granted. Between performance thresholds, PSUs are earned on an interpolated basis.

Dividend rate: If the average dividend rate for any rolling 12 months during the performance period falls below the annualized quarterly dividend rate at the time of grant, no PSUs will vest regardless of whether the EPS performance thresholds are met.

Range of Awards	Awards may range from 0 to 200% of target
Human Resources Committee and Board of Hydro One Limited Judgment	For PSUs, the human resources committee of Hydro One Limited considers whether adjustments are necessary or appropriate to reflect events occurring during the performance period.
Clawbacks	Amounts can be forfeited or clawed back under certain conditions.

For details on the grants of PSUs and RSUs made to the NEOs, see “2017 Compensation Profiles” below.

Compensation Mix

Set out below is the compensation mix for 2017 total direct compensation at target for the NEOs.

NEO		Base Salary	Short Term Incentive(1)	Long Term Incentive
				PSUs	RSUs
Mayo Schmidt, President and Chief Executive Officer	Target	$850,000(1)	90% of base salary(2)	168% of base salary(3)	112% of base salary(3)
		$1,200,000(1)	110% of base salary(2)	198% of base salary(3)	132% of base salary(3)
	Percentage total direct compensation	19%	20%	37%	24%
Michael Vels, Chief Financial Officer	Target	$525,000	70% of base salary(4)	108% of base salary	72% of base salary
	Percentage total direct compensation	29%	20%	31%	20%
Chris Lopez, SVP, Finance (Acting in the capacity of Chief Financial Officer)	Target	$300,000(5)	40% of base salary	51% of base salary	34% of base salary
		$313,500(5)	40% of base salary	51% of base salary	34% of base salary
	Percentage total direct compensation	45%	18%	22%	15%
Gregory Kiraly Chief Operating Officer	Target	$550,000	70% of base salary	117% of base salary	78% of base salary
	Percentage total direct compensation	27%	19%	32%	21%
Ferio Pugliese EVP, Customer Care and Corporate Affairs	Target	$525,000	70% of base salary	108% of base salary	72% of base salary
	Percentage total direct compensation	29%	20%	31%	20%
James Scarlett EVP and Chief Legal Officer	Target	$500,000	70% of base salary	108% of base salary	72% of base salary
	Percentage total direct compensation	29%	20%	31%	20%

Notes:

(1)	Base salary was $850,000 from January 1, 2017 to May 3, 2017 and $1,200,000 from May 4, 2017 to December 31, 2017.

(2)	STIP target was 90% of base salary from January 1, 2017 to May 3, 2017 and 110% of base salary from May 4, 2017 to December 31, 2017.

(3)	LTIP target was 280% of base salary from January 1, 2017 to May 3, 2017 and 330% of base salary from May 4, 2017 to December 31, 2017.

(4)	As Mr. Vels resigned on May 19, 2017, he was not eligible for any STIP in respect of 2017.

(5)	Base salary was $300,000 from January 1, 2017 to March 31, 2017 and $313,500 from April 1, 2017 to December 31, 2017.

g. 2017 Compensation Profiles

The 2017 compensation profiles for the NEOs are presented below.

President and CEO
Mayo Schmidt is the President and Chief Executive Officer of Hydro One. Prior to joining Hydro One, Mr. Schmidt served as President and Chief Executive Officer at Viterra Inc., a global food ingredients company operating in 14 countries providing critical nutritional food ingredients to over 50 countries. Early in his career, Mr. Schmidt held a number of key management positions of increasing responsibility at General Mills, Inc. until he joined ConAgra as President of their Canadian operations and spearheaded ConAgra’s expansion into Canada. In 2007, he led the consolidation of Canada’s agriculture sector which included the acquisition of Agricore United, following which he led the acquisition of ABB, Australia’s leading agriculture corporation growing Viterra Inc. from a $200 million market capitalization to finally a sale in 2012 for over $7.5 billion. Mr. Schmidt currently sits on the Board of Directors of Nutrien Ltd. and is also Chairman of its Governance Committee. He is a member of Harvard University Private and Public, Scientific, Academic and Consumer Food Policy Group, and is on Washburn University’s Foundation board of Trustees. Mr. Schmidt received his Honorary Doctorate of Commerce from Washburn in 2016 and his B.B.A. from Washburn in 1980.

2017 Target Total Direct Compensation

2017 Target Total Direct Compensation(1)
	January 1 to May 3, 2017	May 4 to December 31, 2017	Blended 2017 Target Compensation
Base Salary	$850,000	$1,200,000	$1,082,054
Short Term Incentive	$765,000 (90% of base salary)	$1,320,000 (110% of base salary)	$1,132,972
Long Term Incentive	$2,380,000 (280% of base salary)	$3,960,000 (330% of base salary)	$3,427,562
Target Total Direct Compensation	$3,995,000	$6,480,000	$5,642,588

Note:

(1)
Mr. Schmidt’s total target direct compensation was increased on May 4, 2017 as a reflection of his performance since joining Hydro One in September 2015 and to align with compensation that is market competitive.

2017 Performance
Mr. Schmidt’s short term incentive award was 128% of his target opportunity, which represents a corporate performance multiplier of 128.9% (bearing an 80% weighting) and an individual performance multiplier of 124.3% (bearing a 20% weighting). This individual performance multiplier was based on the Board's assessment of Mr. Schmidt's performance against his individual pre-defined scorecard. Mr. Schmidt reduced the health and safety components of the scorecards for all leaders to zero as a result of an aviation accident.

Mr. Schmidt continued to lead the Company through its transformation and in 2017 delivered numerous significant achievements. He was awarded the 2017 Ontario Energy Association Leader of the Year Award.

In the first quarter of 2017, Mr. Schmidt led the development of a Board-approved corporate strategy which culminated in the company-wide launch of a Purpose statement, set of core values and new strategic direction. The corporate strategy is a roadmap to optimizing the core business and pursuing innovation, diversification and disciplined growth. It prepares the Company to meet evolving customer expectations and changing market dynamics in the utility industry. Safety continues to be the most important value in this organization and the Company remains committed to achieving a world-class safety record. The organization experienced a tragic event on December 14 and a number of electrical contact incidents in 2017. There is a deep commitment in the Company toward a stated objective of a journey to zero with the CEO’s personal engagement in every facet. The team is implementing strategies and procedures to effect cultural change across the organization.

With rising interest rates and lower regulated return on equity that impacted transmission and distribution revenues, Hydro One Limited, like many utilities, faced increasing pressure on its stock price. Hydro One Limited’s Total Shareholder Return for 2017 was approximately -1%. Under Mr. Schmidt’s leadership, however, the Company materially moderated the impact of these headwinds in a disciplined approach. Strong progress was achieved in executing against the corporate strategy. Mr. Schmidt led the successful management of operational and cost efficiency initiatives that delivered approximately $89.5 million in productivity savings in 2017 offsetting a weather related loss of income for three quarters which returned to normal in the fourth quarter. Mr. Schmidt established the Company as an industry leader in customer advocacy by working with his leadership team to launch the Winter Relief Program and by collaborating with the Province to develop and carry out the Fair Hydro Plan and administering the Affordability Fund. He shaped a customer-centric culture that contributed to a 5% improvement over 2016 results in distribution customer satisfaction. Mr. Schmidt led the Company through a 5-year incentive rate application for the distribution business and Hydro One Limited successfully announced the acquisition of Avista which, when approved, positions the Hydro One Limited to achieve scale, an innovation platform, a leadership position in a growing region, regulatory and asset diversification. Furthermore, Mr. Schmidt demonstrated a high level of personal engagement with key stakeholders including the Indigenous community leaders, provincial leadership, regulatory agencies, shareholders and the financial community. In 2017, the organization experienced much improved relations with the Indigenous communities it serves with an expectation of a deep commitment for continued relationship building. The positive relationships Mr. Schmidt and his leadership team built with Indigenous leadership resulted in signed memoranda of understanding with each of the Six Nations and the Mississaugas of the New Credit that will see joint ownership of the assets related to the Niagara reinforcement project.

In 2017, Mr. Schmidt also focused on building a market leading team of professionals ensuring a strong fit and complement for the Company’s culture. In addition, Mr. Schmidt and his leadership team undertook a detailed succession planning and talent review designed to identify high potential and diverse future leaders.

2017 Actual Compensation
Mr. Schmidt’s total direct compensation was increased on May 4, 2017 as described above. His actual compensation reflects this change, as well as his performance.

2017 Actual Compensation
Base Salary	$1,082,054
Short term incentive	$1,450,000(1)
Long term incentive	$3,542,265(2)
Total direct compensation	$6,074,319

Notes:

(1)
For 2017, Mr. Schmidt was granted a short term incentive award of $1,450,000 representing 128% of his target opportunity. Mr. Schmidt’s 2017 short term incentive award was calculated based on pro-rated salary amounts for the year. Mr. Schmidt elected to take none of his short term incentive award in management DSUs.

(2)
In 2017, Mr. Schmidt was granted long term equity incentive awards with an aggregate value on the date of grant of $3,542,265 (subject to rounding) and said award was calculated based on pro-rated salary amounts for the year. These awards were granted in the form of 88,890 PSUs and 59,260 RSUs. Both PSUs and RSUs accrue dividend equivalents and are settled in common shares of Hydro One Limited in accordance with the performance results and/or vesting requirement. The amounts shown exclude dividend equivalent amounts earned on the PSUs and RSUs granted. The dividend equivalent amount earned in 2017 for the PSUs and RSUs granted in both 2016 and 2017 (excluding management DSUs) was $179,269.

CFO
Michael Vels was the Chief Financial Officer of Hydro One from July 1, 2015 until his resignation on May 19, 2017.

Before joining Hydro One, Mr. Vels was the Chief Financial Officer for Maple Leaf Foods Inc. Mr. Vels had over 20 years of experience with Maple Leaf Foods Inc. where he was responsible for leading organizational change, multiple capital market transactions, business acquisitions and divestitures, information technology transformations and restructurings. He also served on the board of directors of Maple Leaf Foods Inc.’s public traded subsidiary, Canada Bread Company, Limited. Mr. Vels led complex multi-divisional finance teams, information solutions and communications and investor relations functions and has considerable experience with mergers, acquisitions and divestitures. He currently serves on the Board of Directors of Canada’s National Ballet School.

Mr. Vels earned a Bachelor of Accountancy from the University of Witwatersrand, in Johannesburg, South Africa. He is a Chartered Accountant (South African Institute of Chartered Accountants) and he has earned his ICD.D (Institute of Corporate Directors) designation.

As CFO, Mr. Vels was responsible for finance and treasury, regulatory, information technology, risk and pensions, and supporting the President and CEO and the Board to achieve transformational change at Hydro One Limited and its subsidiaries (including Hydro One) and implement its strategic objectives.

2017 Target Total Direct Compensation

2017 Target Total Direct Compensation(1)
Base Salary	$525,000
Short Term Incentive	$367,500 (70% of base salary)
Long Term Incentive	$945,000 (180% of base salary)
Target Total Direct Compensation	$1,837,500

Note:

(1)	Mr. Vels’ target total direct compensation was increased effective January 1, 2017 as detailed below.

2017 Actual Compensation

2017 Actual Compensation (pro-rated)
Base Salary	$199,931(1)
Short term incentive	$0(2)
Long term incentive	$945,022(3)
Total direct compensation	$1,144,953

Notes:

(1)	Mr. Vels’ base salary of $500,000 as at December 31, 2016 was increased to $525,000 effective January 1, 2017 and remained at this amount until the date of his resignation on May 19, 2017.

(2)	As Mr. Vels resigned on May 19, 2017, he was not eligible for a short term incentive award in respect of 2017.

(3)
In 2017, Mr. Vels was granted long term equity incentive awards with an aggregate value on the date of grant of $945,022 consistent with the terms of his employment agreement (subject to rounding). These awards were granted in the form of 23,380 PSUs and 15,590 RSUs. Both PSUs and RSUs accrue dividend equivalents and are settled in common shares of Hydro One Limited in accordance with the performance results and/or vesting requirement. The amounts shown exclude dividend equivalent amounts earned on the PSUs and RSUs granted. The dividend equivalent amount earned in 2017 (for the PSUs and RSUs granted in both 2016 and 2017 (excluding management DSUs) was $6,205. All unvested awards expired on the date of Mr. Vels’ resignation (May 19, 2017) per the terms of the LTIP; accordingly, his long term incentive awards for 2016 and 2017 were forfeited.

Senior Vice President, Finance (Acting in the capacity of Chief Financial Officer)
Effective November 14, 2016, Chris Lopez was appointed as Senior Vice President of Finance of Hydro One Networks Inc., bringing almost 17 years of progressive experience in the utilities industry in Canada and Australia.

Prior to joining Hydro One, Mr. Lopez was the Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation from 2011 to 2015. Prior to that, Mr. Lopez was Director of Operations Finance at TransAlta in Calgary from 2007 to 2011, and he held senior financial roles up to and including Country Financial Controller for TransAlta in Australia, from 1999 to 2007. Mr. Lopez worked as a Senior Financial Accountant with Rio Tinto Iron Ore, in Australia from 1997 to 1999.

Mr. Lopez received a Bachelor of Business degree from Edith Cowan University in 1996, and a Chartered Accountant designation in Australia in 1999. He received a graduate diploma in corporate governance and directorships from the Australian Institute of Company Directors in 2007.

2017 Target Total Direct Compensation

2017 Target Total Direct Compensation(1)
	January 1 to March 31, 2017	April 1 to December 31, 2017	Blended 2017 Target Compensation
Base Salary	$300,000	$313,500	$310,170
Short Term Incentive	$120,000 (40% of base salary)	$125,400 (40% of base salary)	$124,068
Long Term Incentive	$255,000 (85% of base salary)	$255,000 (85% of base salary)	$255,000
Target Total Direct Compensation	$675,000	$693,900	$689,238

Note:

(1)	Mr. Lopez's target total direct compensation was increased effective April 1, 2017.

2017 Performance
Mr. Lopez’s short term incentive award was 129.7% of his target opportunity, which represents a corporate performance multiplier of 128.9% (bearing an 80% weighting) and an individual performance multiplier of 133% (bearing a 20% weighting).

Mr. Lopez was accountable for leading the management of financial governance and reporting, treasury management, taxation and planning and analysis before stepping up into the acting role of Chief Financial Officer for the second half of 2017 following the departure of Michael Vels.

Mr. Lopez successfully delivered against his individual objectives. He demonstrated strong leadership and financial management through the $6.7 billion cash acquisition of Avista. His team was instrumental to the assessment and execution of the $1.4 billion deal-contingent foreign exchange forward contract to convert the proceeds from Hydro One Limited's convertible debt offering in July 2017 into U.S. dollars to finance the acquisition.

In 2017, the Company improved its reporting and investment planning processes. Under Mr. Lopez’s leadership, the Finance group undertook several projects to simplify and advance data governance, financial and operational reporting which were key to the achievement of Hydro One’s financial and business results this year. The improvements to monthly operational reports, automation of external reporting and communicating the value and quality of the information reported have enabled timely and effective business decisions. Examples include productivity savings of approximately $89.5 million achieved in 2017, in service capital additions accuracy, enhanced allocation and management of overhead and corporate common costs. Mr. Lopez also led the development of a financial system roadmap designed to modernize reporting systems and processes over the next 24 months.

2017 Actual Compensation

2017 Actual Compensation
Base Salary	$310,170(1)
Short term incentive	$162,678(2)
Long term incentive	$255,110(3)
Total direct compensation	$727,958

Notes:

(1)	Mr. Lopez's base salary of $300,000 as at December 31, 2016 was increased to $313,500 on April 1, 2017.

(2)
For 2017, Mr. Lopez was granted a short term incentive award of $162,678 representing a payout of 129.7% of his target opportunity. In 2017, Mr. Lopez elected to take 100% of his short term incentive award in management DSUs and his short term incentive award was calculated based on pro-rated salary amounts for the year.

(3)
In 2017, Mr. Lopez was granted long term equity incentive awards with an aggregate value on the date of grant of $255,110 consistent with the terms of his employment agreement (subject to rounding). These awards were granted in the form of 6,310 PSUs and 4,210 RSUs. Both PSUs and RSUs accrue dividend equivalents and are settled in common shares of Hydro One Limited in accordance with the performance results and/or vesting requirement. The amounts shown exclude dividend equivalent amounts earned on the PSUs and RSUs granted. The dividend equivalent amount earned in2017 for the PSUs and RSUs granted in both 2016 and 2017 (excluding management DSUs) was $7,009.

COO
Effective September 12, 2016, Gregory Kiraly was appointed to the role of Chief Operating Officer (“COO”) of Hydro One.

Prior to joining Hydro One in 2016, Mr. Kiraly served as senior vice president of Electric Transmission and Distribution at Pacific Gas and Electric Company (PG&E) in San Francisco, which delivers safe and reliable energy to more than 16 million customers in northern and central California. Since joining PG&E in 2008, Mr. Kiraly led efforts that achieved the lowest employee injury rates ever, seven straight years of record electric reliability, and over $500 million in productivity improvements and efficiency savings. Before PG&E, Mr. Kiraly held executive-level positions in energy delivery at Commonwealth Edison (Exelon) in Chicago and leadership positions in both gas and electric distribution at Public Service Electric and Gas Company in Newark, New Jersey.

Mr. Kiraly holds a bachelor’s degree in industrial engineering from New Jersey Institute of Technology and a master’s of business administration in finance from Seton Hall University. He is also a graduate of Harvard University’s Advanced Management Program.

2017 Target Total Direct Compensation

2017 Target Total Direct Compensation(1)
Base Salary	$550,000
Short Term Incentive	$385,000 (70% of base salary)
Long Term Incentive	$1,072,500 (195% of base salary)
Target Total Direct Compensation	$2,007,500

Note:

(1)	Mr. Kiraly's target total direct compensation has remained unchanged since his date of hire in 2016.

2017 Performance
Mr. Kiraly’s short term incentive award was 129.9% of his target opportunity, which represents a corporate performance multiplier of 128.9% (bearing an 80% weighting) and an individual performance multiplier of 134% (bearing a 20% weighting). As with Mr. Schmidt, Mr. Kiraly's individual results reflect management's decision to reduce the health and safety component of his individual scorecard to zero due to the aviation accident in 2017.

As COO, Mr. Kiraly oversees the complete transmission and distribution value chain including Planning, Engineering, Construction, Operations, Maintenance, and Forestry; Shared Services functions including Facilities, Real Estate, Fleet, and Procurement; and the Telecom and Remote Communities subsidiaries. Mr. Kiraly is leading the operational transformation of Hydro One with a focus on “operational excellence” and a renewed commitment to providing safe, reliable, and affordable power to its customers. During his first full year as Hydro One’s COO, Mr. Kiraly has restructured the operations organization and re-staffed his executive leadership team. A new operating model has been developed and implemented, with a comprehensive leadership and governance structure that drives accountability for significantly improved results. With the tragic aviation accident in the last month of the year and a number of electrical contact incidents preceding it, Mr. Kiraly and his team are focused on achieving world-class safety performance through an integrated approach of the application of safety management system principles and employee engagement.

In 2017, Mr. Kiraly and his team continued to refine and execute comprehensive process changes that reflect best practices regarding capital work execution. The process changes included advanced project engineering and design; a new cost estimating system; a stage gate approval process; and an investment planning process that includes a comprehensive risk assessment process which results in a more objective, fact-based assessment of capital investment alternatives and capital allocation. These process changes have resulted in a reduction of variability in project over/under runs and has produced two successive years of “on target” execution of the transmission capital work portfolio of just under $1 billion annually.

Mr. Kiraly and his team drove major operational improvements resulting in approximately $78.9 million of the $89.5 million corporate-wide productivity savings achieved in 2017. In addition, Mr. Kiraly’s team contributed to meaningful operating and capital cost reductions. Major technology projects have been implemented including a new field mobility platform that automates the scheduling, dispatch and general work management producing $15 million in annual savings, and the installation of a telematics system on 5,000 fleet vehicles has resulted in a 10% reduction in fleet vehicles and equipment. Mr. Kiraly is also overseeing the development of a grid modernization strategy and plan that will maintain transmission reliability as top quartile, dramatically improve distribution reliability, enable technology, and provide greater customer choice. In order to address the impacts caused by multiple storms in the last half of the year and the ongoing need to improve distribution system reliability, Mr. Kiraly and his team developed and began implementation of two initiatives in 2017 - a new, best-in-class, transformational vegetation management program and the automation of the distribution grid.

2017 Actual Compensation

2017 Actual Compensation
Base Salary	$550,000(1)
Short term incentive	$500,000 (2)
Long term incentive	$1,072,577(3)
Total direct compensation	$2,122,577

Notes:

(1)	Mr. Kiraly’s base salary of $550,000 as at December 31, 2017 has remained unchanged since his date of hire in 2016.

(2)
For 2017, Mr. Kiraly was granted a short term incentive award of $500,000 representing a payout of 129.9% of his target opportunity. Mr. Kiraly elected to take none of his short term incentive award in management DSUs.

(3)
In 2017, Mr. Kiraly was granted long term equity incentive awards with an aggregate value on the date of grant of $1,072,577 consistent with the terms of his employment agreement (subject to rounding). These awards were granted in the form of 26,540 PSUs and 17,690 RSUs. Both PSUs and RSUs accrue dividend equivalents and are settled in common shares of Hydro One Limited in accordance with the performance results and/or vesting requirement. The amounts shown exclude dividend equivalent amounts earned on the PSUs and RSUs granted. The dividend equivalent amount earned in 2017 for the PSUs and RSUs granted in both 2016 and 2017 (excluding management DSUs) was $66,861.

Executive Vice President, Customer Care and Corporate Affairs
Effective September 9, 2016, Ferio Pugliese was appointed to the role of Executive Vice President, Customer Care and Corporate Affairs of Hydro One Networks Inc.

Prior to his appointment, Mr. Pugliese held progressively senior leadership roles in hospitality, pulp and paper and airline industries with responsibility for human resources, operations and customer service. Since 2007, Mr. Pugliese was a member of the Executive Leadership team at Westjet Airlines serving as WestJet’s Executive Vice President People, Culture and Inflight Services and in 2013 led the launch and successful operation of the company’s regional airline as President of WestJet Encore. WestJet Encore was recognized for having the continent’s top on-time performance for regional airlines in 2015. Mr. Pugliese is highly recognized as a market leader in customer service and brings expertise in building and leading a winning culture focused on serving customers and communities.

Mr. Pugliese was recognized by Caldwell Partners as one of Canada’s Top 40 under 40 in 2007. He holds a Master of Arts degree in Adult Education from Central Michigan University, an Honours Bachelor of Arts degree in Social Science and an Honours Bachelor of Commerce degree from the University of Windsor.

2017 Target Total Direct Compensation

2017 Target Total Direct Compensation(1)
Base Salary	$525,000
Short Term Incentive	$367,500 (70% of base salary)
Long Term Incentive	$945,000 (180% of base salary)
Target Total Direct Compensation	$1,837,500

Note:

(1)	Mr. Pugliese's target total direct compensation has remained unchanged since his date of hire in 2016.

2017 Performance
Mr. Pugliese’s short term incentive award was 130.6% of his target opportunity, which represents a corporate performance multiplier of 128.9% (bearing an 80% weighting) and an individual performance multiplier of 137.5% (bearing a 20% weighting).

As Executive Vice President, Customer Care and Corporate Affairs, Mr. Pugliese has responsibility for the Company’s customer care strategy, Indigenous relations, government relations, marketing and branding.

In 2017, under Mr. Pugliese’s leadership, his team delivered the following improvements to the business. Customer satisfaction with Hydro One’s distribution customers increased to 71% overall. While this increase represents 1% below target due mainly to customers’ dissatisfaction with electricity rates, overall, it represents the highest customer satisfaction rate in four years and a 5% improvement over 2016 results due to strong operational performance. Customer satisfaction with Hydro One’s transmission customers increased to 87% overall which represents a 10% improvement over 2016 results. The contact centre received 2.5 million calls in 2017, of which 82% were answered within 30 seconds. Furthermore, overall call volumes also declined 11% from 2016, which is a reflection of the improved health in the underlying collections and billing operations, along with continued investments in digital technologies. Billing accuracy surpassed the OEB requirements of 98% and is the highest in Company history, exceeding 99%; Hydro One’s improved policies and practices have resulted in significant customer benefits and the largest reduction in overdue accounts receivable in the Company’s history with a decrease of $45 million since the end of 2016; customer disconnections for non-payment has declined nearly 60%; bad debt expense was 25% below budget; the team interacted with over 1,400 First Nation customers face-to-face across the province to advance Hydro One’s relationships with First Nation customers; and the Company met its 2017 CDM energy savings targets.

Mr. Pugliese and his team worked collaboratively with two unions to bring over 400 contact centre employees in-house in 2018 which will deliver improved service quality, agent flexibility and cost efficiency. Hydro One’s Contact Centre was also the first electricity service provider in Ontario to open to customers on Saturdays. Mr. Pugliese also led his team to introduce a redesigned bill based on customer feedback and unencumbered by existing regulations. Furthermore, the Company’s Winter Relief Program was well received in 2016 and was mandated across the province in 2017, whereby the OEB issued a decision and order banning licensed electricity distributors from disconnecting homes for non-payment during the winter. In order to address affordability, Mr. Pugliese's team also eliminated all security deposits for residential customers, reduced security deposit requirements for businesses, and returned over $12 million to customers.

2017 Actual Compensation

2017 Actual Compensation
Base Salary	$525,000(1)
Short term incentive	$480,000(2)
Long term incentive	$945,022(3)
Total direct compensation	$1,950,022

Notes:

(1)	Mr. Pugliese’s base salary of $525,000 as at December 31, 2017 has remained unchanged since his date of hire in 2016.

(2)
For 2017, Mr. Pugliese was granted a short term incentive award of $480,000 representing a payout of 130.6% of his target opportunity. Mr. Pugliese elected to take none of his short term incentive award in management DSUs.

(3)
In 2017, Mr. Pugliese was granted long term equity incentive awards with an aggregate value on the date of grant of $945,022 consistent with the terms of his employment agreement (subject to rounding). These awards were granted in the form of 23,380 PSUs and 15,590 RSUs. Both PSUs and RSUs accrue dividend equivalents and are settled in common shares of Hydro One Limited in accordance with the performance results and/or vesting requirement. The amounts shown exclude dividend equivalent amounts earned on the PSUs and RSUs granted. The dividend equivalent amount earned in 2017 for the PSUs and RSUs granted in both 2016 and 2017 (excluding management DSUs) was $94,887.

Executive Vice President and Chief Legal Officer
Effective September 1, 2016, James Scarlett was appointed as Executive Vice President and Chief Legal Officer of Hydro One. Prior to joining Hydro One, Mr. Scarlett was a Senior Partner at Torys LLP. He joined Torys in March 2000 and held a number of leadership roles at the firm, including head of Torys’ Capital Markets Group, Mining Group and International Business Development Strategy. Mr. Scarlett was also a member of the firm’s Executive Committee from 2009-2015. Prior to joining Torys, Mr. Scarlett was a partner at another major Canadian law firm. While at that firm Mr. Scarlett held leadership roles as head of its Corporate Group, Securities Group and as a member of its Board. Mr. Scarlett was also seconded to the Ontario Securities Commission in 1987 and was appointed as the first Director of Capital Markets in 1988, a position he held until his return to private law practice in 1990.

Mr. Scarlett earned his law degree (J.D.) from the University of Toronto in 1981 and his Bachelor of Commerce Degree from the University of McGill in 1975. In 2015, Mr. Scarlett earned his ICD.D (Institute of Corporate Directors) designation.

2017 Target Total Direct Compensation

2017 Target Total Direct Compensation(1)
Base Salary	$500,000
Short Term Incentive	$350,000 (70% of base salary)
Long Term Incentive	$900,000 (180% of base salary)
Target Total Direct Compensation	$1,750,000

Note:
(1)     Mr. Scarlett's target total direct compensation has remained unchanged since his date of hire in 2016.

2017 Performance
Mr. Scarlett’s short term incentive award was 132.9% of his target opportunity, which represents a corporate performance multiplier of 128.9% (bearing an 80% weighting) and an individual performance multiplier of 149% (bearing a 20% weighting).

As Executive Vice President and Chief Legal Officer, Mr. Scarlett has responsibility for the Company's legal department and participates and leads a number of strategic initiatives. As well, Mr. Scarlett acts as the executive team's trusted advisor on a range of issues.

In 2017, Mr. Scarlett led the successful negotiation and execution of the Hydro One Limited/Avista merger agreement. He initiated and continues to lead Hydro One's efforts regarding the regulatory approval process associated with the merger. Mr. Scarlett also played a key role in activities related to acquisitions of local distribution companies.

Upon Mr. Vels’ resignation as Chief Financial Officer, Mr. Scarlett assumed the day to day oversight of the Company’s Regulatory Affairs and Risk portfolios. This included leading the process for seeking a review and variance of the OEB’s decision regarding the treatment of the Company's deferred tax asset. Mr. Scarlett also led the development of the Company’s internal fraud risk management program and provided leadership on certain code of conduct matters.

In 2017, Mr. Scarlett restructured the Company’s legal department and renegotiated arrangements with external counsel resulting in savings of approximately $540,000. In addition, in respect of the Avista transaction, Mr. Scarlett arranged for cost reductions of external legal fees of approximately $500,000. Mr. Scarlett was successful in delivering on other cost reduction initiatives related to information technology savings and the repatriation of the Contact Centre previously run by its major service provider, Inergi LP.

2017 Actual Compensation

2017 Actual Compensation
Base Salary	$500,000(1)
Short term incentive	$465,220(2)
Long term incentive	$900,160(3)
Total direct compensation	$1,865,380

Notes:

(1)	Mr. Scarlett’s base salary of $500,000 as at December 31, 2017 has remained unchanged since his date of hire in 2016.

(2)
For 2017, Mr. Scarlett was granted a short term incentive award of $465,220 representing a payout of 132.9% of his target opportunity. In 2017, Mr. Scarlett elected to take 100% of his short term incentive award in management DSUs.

(3)
In 2017, Mr. Scarlett was granted long term equity incentive awards with an aggregate value on the date of grant of $900,160 consistent with the terms of his employment agreement (subject to rounding). These awards were granted in the form of 22,270 PSUs and 14,850 RSUs. Both PSUs and RSUs accrue dividend equivalents and are settled in common shares of Hydro One Limited in accordance with the performance results and/or vesting requirement. The amounts shown exclude dividend equivalent amounts earned on the PSUs and RSUs granted. The dividend equivalent amount earned in 2017 for the PSUs and RSUs granted in both 2016 and 2017 (excluding management DSUs) was $55,572.

h. 2017 Performance-Based Compensation Determination

2017 Corporate Performance

Payouts under the STIP for 2017 were based on Hydro One Limited’s (and indirectly Hydro One’s) performance against a balanced corporate scorecard. Hydro One Limited’s balanced corporate scorecard,

established at the beginning of 2017, consisted of 5 corporate goals with 9 underlying performance measures and targets. In measuring performance against the targets, the HRC reviewed management’s assessment of Hydro One Limited’s (and indirectly Hydro One’s) performance against each pre-established measure, and based on this and, using its informed judgement, approved or modified (as appropriate) the ultimate score for each performance measure and the aggregate corporate score.

The following table sets out Hydro One Limited’s (and indirectly Hydro One’s) corporate performance measures for 2017. Based on the company’s results, the HRC recommended and the Board approved an overall corporate performance multiplier equal to 128.9% of the target.

Corporate Goal	Performance Measure	Measurement	2017 Performance Levels
			%Weight	Threshold	Target	Maximum	Actual	Result	Achievement
Health and Safety	Recordable Incidents	Incidents per 200,000 hours	10.0%	1.6	1.1	1.0	1.2	< Target(1)	0% (1)
Work Program	Reliability - Transmission (Tx) average length of unplanned interruptions to multi-circuit supplied delivery points	Minutes per Delivery Point	6.25%	10.0	9.6	9.2	5.4	> Maximum	200%
	Reliability - Distribution (Dx) average length of outages in hours that a customer experiences	Hours per Customer	6.25%	7.8	7.5	7.2	7.9	< Threshold	0%
	Tx In Service Additions Delivery Accuracy	Variance (%) to approved budget of $931million (Tx Application)	6.25%	+/- 7%	+/- 5%	+/- 2%	872(2)	< Target	67%
	Dx In Service Additions Delivery Accuracy	Variance (%) to approved budget of $663million	6.25%	+/- 6%	+/- 4%	+/- 2%	681	> Target	164.5%
Net Income	Net Income to Common Shareholders	$million	30.0%	615	665	715	694(3)	> Target (3)	157.5%
Productivity	Productivity Savings (Capital and OM&A) - Tier 1 savings only	Savings in $million	10.0%	64.3	70.6	77.7	89.5	> Maximum	200%
Customer	Dx Satisfaction - Improve overall Small and Residential Dx customer satisfaction	Customer Satisfaction as measured by independent third party surveys	12.5%	70%	72%	75%	71.1%	< Target	77.5%
	Tx Satisfaction - Improve overall Large Tx customer satisfaction		12.5%	80%	82%	85%	88.3%	> Maximum	200%
						STIP Corporate Scorecard Result			128.9%

Notes:

(1)
Actual achievement was 90% of target. In accordance with plan terms, Health and Safety achievement is reduced by 50% in the event of an employee death. However, due to the aviation accident in 2017, management reduced this achievement to 0%.

(2)	The Tx In Service Additions approved by the OEB was $868 million; actual results were within 0.5% of this approved amount and no adjustments were made to reflect this in the STIP results.

(3)	Net income of Hydro One Limited has been normalized for the Avista transaction. Pre-normalized net income of Hydro One Limited attributable to common shareholders is $658 million.

In making this determination, the Board approved management’s recommendation to reduce the Health and Safety achievement to 0% as a result of the catastrophic aviation accident in 2017. The board of directors of Hydro One Limited also applied its discretion and excluded one-time acquisition costs related to the Avista transaction from net income for purposes of the short term incentive plan results.

As illustrated by the chart above, the Company successfully delivered on its financial and operating plans with key accomplishments including:

•
strong transmission reliability duration results as measured by the System Average Interruption Duration Index (SAIDI) primarily due to less defective equipment interruptions offset by distribution reliability results below target due to storms in the latter half of 2017,

•	effective and disciplined management of key infrastructure investments ("in service additions") within the OEB approved budget tolerance,

•
net income of Hydro One Limited (normalized for Avista one-time acquisition costs) above target attributed to lower vegetation management costs, lower corporate common costs, lower volume of lines and stations maintenance work and lower depreciation and financing costs, all of which mitigated the lower transmission peak load and distribution consumption driven by mild weather in the first half of 2017 and OEB disallowances of budgeted transmission revenue requirements,

•	productivity savings 27% above target largely driven by initiatives led by the Operations team such as "move to mobile", fleet and supply chain initiatives, and

•	significantly improved customer satisfaction results for transmission customers (7% above target) attributable to renewed commitment to customer advocacy and enhanced reporting for large customers.

Individual performance which was considered in determining a portion of STIP payments to each NEO is summarized under each of the NEO’s compensation profiles starting on page S-14.

III. Compensation Details

Summary Compensation Table

The following table sets out the compensation earned by the NEOs for the years ended December 31, 2017, December 31, 2016 and December 31, 2015, as applicable.

Name and Principal position	Year	Salary ($)(1)	Share based awards ($)(3)(4)	Option based awards ($)	Non-equity incentive plan compensation ($)		Pension Value ($)(11)	All other compensation ($)(2)(3)	Total Compensation ($)
					Annual incentive Plans ($)(5)	Long term incentive Plans ($)
Mayo Schmidt President and Chief Executive Officer	2017 2016 2015	1,082,054 850,000 281,154	3,542,265 2,379,948 0	N/A N/A N/A	1,450,000 1,170,000 253,038(8)	N/A N/A 0	89,423 64,024(11) 0(10)	25,980 20,081 825,187(8)(10)	6,189,722 4,484,053 1,359,379
Michael Vels Former Chief Financial Officer	2017 2016 2015	199,931 500,000 253,846	945,022 700,128 0	N/A N/A N/A	N/A 447,444 152,308(9)	N/A N/A 0	28,950 37,869(11) 0(10)	7,335 13,873 389,654(9)(10)	1,181,238 1,699,314 795,808
Chris Lopez SVP Finance (Acting in the capacity of Chief Financial Officer) (12)	2017 2016	310,170 39,344	255,110 0	N/A N/A	162,678 22,227	N/A N/A	19,903 1,592	5,064 0	752,925 63,163
Gregory Kiraly Chief Operating Officer	2017 2016	550,000 169,230	1,072,577 1,072,744	N/A N/A	500,000 166,363	N/A N/A	42,981 8,630	N/A N/A	2,165,558 1,416,967
Ferio Pugliese EVP, Customer Care and Corporate Affairs	2017 2016	525,000 163,557	945,022 2,344,954(7)	N/A N/A	480,000 163,093	N/A N/A	41,285 7,955	11,509 192,787(6)	2,002,816 2,872,346
James Scarlett EVP and Chief Legal Officer	2017 2016	500,000 167,307	900,160 899,888	N/A N/A	465,220 166,227	N/A N/A	39,973 8,653	10,961 N/A	1,916,314 1,242,075

Notes:

(1)
Base salaries presented are actual amounts earned for fiscal years 2015, 2016 and 2017, as applicable. For the NEOs, they represent pro-rated amounts of their respective annual base salaries for 2015 or 2016, as applicable, depending on the year they joined the company: Mr. Schmidt – $850,000 (2015), Mr. Vels – $500,000 (2015), Mr. Gregory Kiraly – $550,000 (2016), Mr. Ferio Pugliese – $525,000 (2016), Mr. James Scarlett – $500,000 (2016), and Mr. Chris Lopez – $300,000 (2016). For 2017, the annual base salaries represent the pro-rated amounts for Mr. Schmidt, with a salary of $850,000 from January 1, 2017 to May 3, 2017 and a salary of $1,200,000 from May 4, 2017 to December 31, 2017 and Mr. Lopez with a salary of $300,000 from January 1, 2017 to March 31, 2017 and a salary of $313,500 from April 1, 2017 to December 31, 2017.

(2)	None of the NEOs are entitled to perquisites or other personal benefits which, in the aggregate, are worth more than $50,000 or 10% of their annualized base salary for each of 2015, 2016 and 2017.

(3)
Each NEO is eligible to receive an annual LTIP award consistent with market practices and quantum for comparative companies as defined by the Board. The mix of instruments which will comprise the LTIP award will be determined annually and may vary from year to year at the Board’s discretion. In 2016, each NEO other than Mr. Lopez was eligible to receive an LTIP award as a percentage of base salary divided equally between PSUs and RSUs (the PSUs and RSUs collectively referred to as the “Awards”). In 2017, PSUs and RSUs represented 60% and 40% of the LTIP award respectively. The number of PSUs and RSUs granted pursuant to the Awards were determined by reference to the closing price of the common shares of Hydro One Limited on the grant date of the Awards. For Mr. Schmidt, the 2017 LTIP award was 280% of pro-rated base salary from January 1, 2017 to May 3, 2017 and 330% of pro-rated base salary from May 4, 2017 to December 31, 2017). Both PSUs and RSUs accrue dividend equivalents and are settled in common shares in accordance with the performance results and/or vesting requirement. The amounts shown exclude dividend equivalent amounts earned on the PSUs, RSUs and management DSUs, as applicable. The dividend equivalent amounts for the NEOs in 2016 and 2017 were as follows: Mr. Schmidt – $61,942 (2016), $179,269 (2017); Mr. Vels – $18,221 (2016), $6,205 (2017); Mr. Lopez – $0 (2016), $7,009 (2017); Mr. Kiraly – $9,690 (2016), $66,861 (2017); Mr. Pugliese – $21,180 (2016), $94,887 (2017); Mr. Scarlett – $8,128 (2016), $55,572 (2017).

(4)
The dollar amounts represent the fair value of the awards on the grant date determined as a percentage of base salary (subject to rounding). The fair value of the PSUs and RSUs was determined by multiplying the number of units granted by the closing price of the common shares of Hydro One Limited on the date of grant. As noted, the value of the awards is determined as a percentage of base salary, which is established based on benchmarking data. In 2016, the awards were an equal allocation of PSUs and RSUs. In 2017, PSUs and RSUs represented 60% and 40% of the LTIP award respectively.

(5)
The short term incentive awards are attributed to the noted financial year, are based on a percentage of base salary and are paid by April 1 of the following year. Executives can elect to receive up to 100% of the short term incentive awards in management DSUs. For Mr. Schmidt and Mr. Lopez, their 2017 LTIP award was calculated based on pro-rated salary amounts for the year. In 2017, Mr. Lopez and Mr. Scarlett elected to take 100% of their short term incentive award in management DSUs. In 2016, Mr. Schmidt elected to take 100% of his short term incentive award in management DSUs. Mr. Pugliese, Mr. Kiraly, Mr. Scarlett and Mr. Lopez were not eligible to make such an election in 2016. Each NEO, other than Messrs. Schmidt and Vels were granted a short term incentive award pro-rated for the length of his service in 2016.

(6)
In recognition of the forfeited short term incentive plan payment as a result of his departure from his former employer, Mr. Pugliese received a one-time attraction incentive payment to reflect the pro-rated portion of the bonus earned at target at his previous employer. This payment was made at the same time the Hydro One 2016 STIP payment was processed in early 2017.

(7)	In recognition of the estimated LTIP value forfeited from his previous employer, Mr. Pugliese received the following attraction incentive equity awards:

•
a one-time award of 2016 PSUs equivalent to $699,901 (subject to rounding) with vesting at December 31, 2018 (performance period: January 1, 2016 to December 31, 2018) and contingent on the standard terms and conditions of the 2016 PSUs, including earnings per share relative to the performance targets and maintenance of the annualized dividend rate at a minimum level; and

•
a one-time award of 2016 RSUs equivalent to $699,901 (subject to rounding) with vesting as follows: 50% vested May 2017 (13,825 shares (including dividend equivalents) with a value on vesting of $329,948) and 50% vest May 2018.

Both PSUs and RSUs accrue dividend equivalents and are settled in common shares of Hydro One Limited in accordance with the performance results and/or vesting requirement. The above dollar amounts exclude dividend equivalents.

(8)
For 2015 only, in place of his long term incentive, Mr. Schmidt received a cash payment in respect of his target long term incentive award of 280% of base salary and a payment in respect of his target short term incentive award of 90% of base salary, in each case pro-rated from his September 3, 2015 start date.

(9)
For 2015 only, in place of his long term incentive, Mr. Vels received a cash payment in respect of his target long term incentive award of 140% of base salary and a payment in respect of his target short term incentive award of 60% of base salary, in each case pro-rated from his July 1, 2015 start date.

(10)
Messrs. Schmidt and Vels did not participate in the Hydro One DBPP in 2015. In lieu of the contribution to the Hydro One DCPP, Messrs. Schmidt and Vels received a cash payment representing the contribution Hydro One would otherwise have made to the DCPP. This cash payment was $37,956 for Mr. Schmidt and $34,269 for Mr. Vels and is included under “All other compensation”.

(11)	For Messrs. Schmidt and Vels, the amounts in 2016 include after tax dollars moved to a registered retirement savings plan for their benefit.

(12)
Following Mr. Vels’ resignation on May 19, 2017, Mr. Lopez has acted in the capacity of CFO. Mr. Lopez's base salary of $300,000 as at December 31, 2016 was increased to $313,500 on April 1, 2017. Mr. Lopez did not receive any long term incentive for 2016.

(13)
All NEOs except Mr. Kiraly participate in the non-union ESOP. Amounts include the employee contribution to ESOP on behalf of the NEO. For Mr. Schmidt and Mr. Vels, the amounts in this column for 2017 represent the Company’s contributions to the Employee Share Ownership Plan made in 2017 as well as a contribution made in respect of December 2016 but settled in January 2017.

(14)	Following Mr. Vels’ resignation on May 19, 2017, his long term incentive awards for 2016 and 2017 and his short term incentive award for 2017 were forfeited.

Outstanding Share-Based Awards and Option-Based Awards

The following chart provides details regarding outstanding option and share-based awards at Hydro One Limited for the NEOs as of December 31, 2017 based on the acquisition cost and dividend equivalents earned up to December 31, 2017) except with respect to management DSUs granted in 2018 to Mr. Lopez and Mr. Scarlett in respect of 2017 STIP:

	Option-based Awards(1)				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)(3)	Market or payout value of share- based awards that have not vested ($)(3)	Market or payout value of vested share-based awards not paid out or distributed ($)(4)
Mayo Schmidt	N/A	N/A	N/A	N/A	253,887	6,101,483	1,199,324
Michael Vels(2)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Chris Lopez	N/A	N/A	N/A	N/A	10,827	262,119	153,272
Gregory Kiraly	N/A	N/A	N/A	N/A	88,808	2,212,183	N/A
Ferio Pugliese(5)	N/A	N/A	N/A	N/A	118,678	3,034,913	N/A
James Scarlett	N/A	N/A	N/A	N/A	73,906	1,855,620	456,130

Notes:

(1)
The human resources committee of Hydro One Limited has not granted any option-based awards in 2017; however on December 8, 2017, the board of directors of Hydro One Limited approved that option-based awards will be awarded to eligible employees commencing in 2018.

(2)	Upon his resignation on May 19, 2017, Mr. Vels forfeited all of his unvested RSUs and PSUs.

(3)	Amounts include all PSUs and RSUs granted in 2017, including dividend equivalents. The amounts assume PSUs vest at target.

(4)	Total represents the aggregate value of short term incentive awards the NEO voluntarily elected to receive as management DSUs, and the dividend equivalents earned as additional management DSUs.

(5)	In recognition of the estimated LTIP value forfeited from his previous employer, Mr. Pugliese received the following attraction incentive equity awards in 2016:

a.
a one-time award of PSUs equivalent to $699,901 (subject to rounding and in the form of 26,940 PSUs) with vesting at December 31, 2018 (performance period: January 1, 2016 to December 31, 2018) and contingent on the standard terms and conditions of the other PSUs granted in 2016, including earnings per share relative to the performance targets and maintenance of the annualized dividend rate at a minimum level; and

b.
a one-time award of RSUs equivalent to $699,901 (subject to rounding and in the form of 26,940 RSUs) with vesting as follows: 50% vested May 2017 (13,825 shares including dividend equivalents with a value on vesting of $329,948) and 50% vest May 2018.

Incentive Plan Awards – Value Vested or Earned during the Year

Name and Principal Position	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – value earned during the year ($)(3)
Mayo Schmidt President and Chief Executive Officer	N/A	N/A	1,450,000

Michael Vels Former Chief Financial Officer	N/A	N/A	N/A

Chris Lopez SVP, Finance (Acting in the capacity of Chief Financial Officer)	N/A	153,272	162,678

Gregory Kiraly Chief Operating Officer	N/A	N/A	500,000

Ferio Pugliese EVP, Customer Care and Corporate Affairs	N/A	329,948	480,000

James Scarlett EVP and Chief Legal Officer	N/A	456,130	465,220

Notes:

(1)
The human resources committee of Hydro One Limited has not granted any option-based awards in 2017; however, on December 8, 2017, the board of directors of Hydro One Limited approved that option-based awards will be awarded to certain eligible employees commencing in 2018.

(2)
The value of share-based awards that vested, if any, during the fiscal year includes dividend equivalents earned on these awards during the period. Total, except in respect of Mr. Pugliese, represents the aggregate value of short term incentive awards (less any pension contributions) the NEO voluntarily elected to receive as management DSUs, and the dividend equivalents earned as additional management DSUs. Mr. Pugliese had 13,825 RSUs (including dividend equivalents) vest with a value on vesting of $329,948)

(3)	This column includes the full amount of the short term incentive awards even if a NEO elected to receive all or a portion as management DSUs.

Defined Contribution Pension Plan

All of the NEOs participate in the Hydro One DCPP. The Hydro One DCPP is designed to:

•	attract and retain employees;

•	result in lower and more stable cost over time compared to Hydro One’s DBPP; and

•	promote sharing of retirement savings responsibility between Hydro One and its employees.

A summary of the key terms of the Hydro One DCPP is presented below:

Eligibility	All new non-union hires on or after September 30, 2015. All of the NEOs participate in the Hydro One DCPP.
Employee contribution	Mandatory contribution of a minimum of 4% of pensionable earnings and a maximum contribution of 6% of pensionable earnings, subject to the limit outlined under the “Supplemental plan” below.
Employer match	Employee contributions are matched by Hydro One.
Pensionable earnings	Base salary plus actual short term incentive (but not exceeding 50% of base salary).
Supplemental plan
Once the total employee and employer contributions for the calendar year has reached the maximum contribution level permissible under a registered pension plan, as per the Income Tax Act (Canada), employee contributions cease. Notional employer contributions are allocated to a notional supplemental pension plan account for the employee’s benefit. The notional supplemental pension plan was approved by the Board on December 8, 2017 and replaces a non-registered saving plan in which employer contributions were made on an after-tax basis.

The following table summarizes the pension information for the NEOs participating in the Hydro One DCPP as at December 31, 2017(1).

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Mayo Schmidt President & CEO	66,495	89,423	162,729

Michael Vels Former Chief Financial Officer	41,117	28,950	76,962(2)

Chris Lopez SVP, Finance (Acting in the capacity of Chief Financial Officer)	1,601	19,903	22,471

Gregory Kiraly Chief Operating Officer	8,724	42,981	53,855

Ferio Pugliese EVP, Customer Care and Corporate Affairs	8,070	41,285	51,615

James Scarlett EVP and Chief Legal Officer	8,948	39,973	52,574

Notes:

(1)	In respect of the NEOs, the totals include after tax amounts made to a non-registered savings plan for their benefit.

(2)	The accumulated value for Mr. Vels is as at his date of resignation, May 19, 2017.

Defined Benefit Registered Pension Plan

Hydro One Inc. established the Hydro One DBPP on December 31, 1999. Hydro One manages and invests the assets and liabilities of the pension fund as plan sponsor and administrator of the plan. Hydro One has closed participation in the Hydro One DBPP to new non-union hires effective September 30, 2015. Non-union employees who were eligible members of the Hydro One DBPP as of September 30, 2015 continue to participate in the Hydro One DBPP.

The Hydro One DBPP provides a benefit, in respect of all years of service, which is based on each plan member’s highest average earnings at the time of his or her termination or retirement. The value of the increase or decrease in the present value of the defined benefit obligation is affected by differences between actual compensation for the year and the earnings increase assumptions for the year, assumed at the end of the prior year. When the actual earnings increase is not in line with the assumed level, it impacts the total defined benefit obligation in respect of past service. If the expected highest average earnings based on the most recent information is lower than the highest average earnings based on the prior year estimate, it results in a decrease in the defined benefit obligation.

None of the current NEOs participate in the Hydro One DBPP. The NEOs and other new non-union employees hired on or after July 1, 2015 who were not eligible to join the DBPP as of September 30, 2015 participate in the DCPP effective January 1, 2016.

Hydro One DBPP Supplementary Pension Plan Benefits

The Supplementary Pension Plan provides benefits that are in excess of Income Tax Act (Canada) limits and that cannot be provided under the Hydro One DBPP. The supplementary pension plan is unfunded and the benefits from this plan are paid from general revenues. Hydro One Inc.’s obligations to participants under the supplementary pension plan are secured by a letter of credit.

None of the NEOs participate in the supplementary pension plan.

Termination and Change of Control Benefits

Each of the NEOs is a party to an employment agreement governing the terms of their employment. The following table sets out the entitlements of the NEOs under various termination scenarios:

Compensation element	Resignation(1)	Retirement(2)	Termination without cause(3)(7)	Termination without cause following change in control(4)(5)(8)	Termination with cause
Severance	None	None	2 x aggregate of base salary plus lower of (i) average annual bonus for the prior 3 years and (ii) target bonus for the year of termination	Same as termination without cause	None
Base Salary	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends
Annual Incentive	Award forfeited	Award forfeited	Award forfeited	Award forfeited	Award forfeited
RSUs	Unvested awards are forfeited	Continue to vest according to schedule	Unvested awards expire on date of termination except if termination occurs within 24 months following a change in control(6)	Consequences depend on circumstances of change in control(6)	Award forfeited
PSUs	Unvested awards are forfeited	Continue to vest according to schedule	Unvested awards expire on date of termination except if termination occurs within 24 months following a change in control(6)	Consequences depend on circumstances of change in control(6)	Award forfeited
Pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension
Options and Share Appreciation Rights	Unvested awards are forfeited	Continue to vest according to schedule	Unvested awards expire on date of termination except if termination occurs within 24 months following a change in control(6)	Consequences depend on circumstances of change in control(6)	Award forfeited
Group health and welfare	Benefits end	Benefits end	Continue for up to 24 months	Continue for up to 24 months	Benefits end

Notes:

(1)
The President and CEO and the CFO may voluntarily resign their employment at any time by giving the board of directors of Hydro One Limited 6 months’ written notice, while the other NEOs must give 3 months written notice to the board of directors of Hydro One Limited.

(2)
An executive is considered to have ‘retired’ if the executive has given six months prior notice with the approval of the board of directors of Hydro One Limited, complies with such conditions as it may require in connection with its approval and as may be reasonably required to facilitate transitional matters and is paid no cash severance payment or retirement allowance or equivalent. If these criteria are not satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply.

(3)
Payment of such amounts are conditional upon delivery of a full and final release document to the Company and compliance with post-employment covenants respecting any applicable non-competition, non-solicitation and non-disparagement and maintaining the confidentiality of Hydro One’s confidential information.

(4)
Treatment only applies to termination by the Company without cause or by the executive with good reason within 24 months following a change in control and only applies to awards made prior to the change in control. There is no entitlement to any benefit upon a change in control without a termination of employment. “Good reason” means a material change in title, responsibilities or authority or a material reduction in base salary or in short term and long term incentive opportunity.

(5)	A ‘change in control’ will occur in the following circumstances:

(a)	more than 50% of the outstanding voting securities of Hydro One Limited are acquired;

(b)	all or substantially all of the assets of Hydro One Limited are sold, assigned or transferred other than to a wholly-owned subsidiary;

(c)	an acquisition of Hydro One Limited via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of Hydro One Limited; or

(d)
individuals who at the beginning of any two-year period constitute the board of directors of Hydro One Limited cease to constitute a majority of the board of directors of Hydro One Limited during such two year period, excluding any individuals whose service ceased due to death;

(e)
pursuant to its rights in the Governance Agreement, the Province of Ontario replaces the entire board of directors of Hydro One Limited (other than the CEO) and, in its discretion, the Chair of the board of directors of Hydro One Limited;

(f)	a change is made to an Ontario law or regulation that:

(i)
both (A) expressly states that it applies either (1) to Hydro One or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or

(ii)
imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid; or

(g)	the board of directors of Hydro One Limited passes a resolution confirming that a change in control has occurred.
As a result of limitations on the ownership of the Hydro One Limited’s shares under the Electricity Act (Ontario), there would have to be an amendment to such statute for a change in control to occur in certain circumstances. Subparagraphs (d) to (f) above and paragraph 6(ii) below represent amendments to the LTIP that were approved by the board of directors of Hydro One Limited on November 10, 2017 and confirmed by the TSX on December 28, 2017.

(6)	If within 24 months following a change in control, the executive’s employment is terminated by the Company without cause then, without any action by the plan administrator:

(a)
if the change in control is one of the circumstances set out in paragraphs (a) to (c) or (g) of the definition of change in control, noted in footnote (5) above, the prior awards held by the executive on the change in control (the “Affected Awards”) shall continue to vest and be settled or exercised in accordance with their terms; and

(b)
if the change in control is one of the circumstances set out in paragraphs (d) to (f) of the definition of change in control noted in footnote (5) above, the Affected Awards shall vest and become realizable or payable as of the termination date, and for this purpose any performance goals assigned to any such Affected Awards shall be deemed to have been met at 100% of the specified target level of performance for such performance goals and each such Affected Award that is an option or share appreciation right shall continue to be exercisable until, and will expire on, the earlier of its expiry date and 90 days following the termination date.

(7)
Mr. Lopez is entitled to 1x aggregate of base salary plus lower of (i) average annual bonus for the prior 3 years and (ii) target bonus for the year of termination provided that if Mr. Lopez has not worked 3 full calendar years at termination. Mr. Lopez will only be entitled to (ii). Mr. Lopez’s group health and welfare will continue for 12 months.

(8)	Not applicable to Mr. Lopez.

The NEOs are not eligible for incremental payments or benefits except that all NEOs other than Mr. Lopez are entitled to incremental payments or benefits in the event of a termination by the Company without cause or a resignation by the executive for good reason, both within 24 months following a change in control. The table below shows the incremental payments that would be made to the Company’s NEOs, if such events had occurred on December 31, 2017.

The table below shows the incremental payments that would be made to the Company’s NEOs, if such events had occurred on December 31, 2017.

Name(1)	Resignation ($)	Retirement ($)	Termination Without Cause ($)(2)	Termination without cause after Change in Control (double trigger)($)(3)	Termination with Cause ($)
Mayo Schmidt President and Chief Executive Officer	0	0	5,040,000	10,727,069	0
Chris Lopez SVP, Finance (Acting in the capacity of Chief Financial Officer	0	0	N/A	N/A	0
Gregory Kiraly Chief Operating Officer	0	0	1,870,000	3,859,319	0
Ferio Pugliese EVP, Customer Care and Corporate Affairs	0	0	1,785,000	4,470,706	0
James Scarlett EVP and Chief Legal Officer	0	0	1,700,000	3,555,620	0

Notes:

(1)	Mr. Vels resigned on May 19, 2017 and therefore has not been included in the above table.

(2)	Severance payments are calculated based on annualized salary and the target short term incentive for the fiscal year 2017.

(3)	Termination without cause as a result of a change in control (double trigger) payments as if the event had occurred on December 31, 2017.

(4)
Mr. Lopez is not entitled to incremental payments or benefits in the event of a termination by the Company without cause within 24 months following a change in control or in the event of a resignation and is not entitled to resign for good reason within 24 months following a change in control.

IV. Director Compensation

The by-laws of the Company provide that directors may receive remuneration for their services as determined by the Board and be reimbursed for all expenses incurred in fulfilment of their duties, including travel expenses. Hydro One’s director compensation policy and levels were originally established in 2015 (prior to the initial public offering of Hydro One Limited) and no changes were made in 2016 and 2017. The compensation levels were set near or below the median director compensation levels of the following peer group of large Canadian utility and other Canadian pipeline and storage companies:

Fortis Inc.	TransAlta Corporation
Emera Incorporated	Pembina Pipeline Corporation
ATCO Ltd.	Inter Pipeline Ltd.
Keyera Corp.	AltaGas Ltd.

The Company’s director compensation, travel and expense policy applies to non-employee directors. Mr. Schmidt, as President and CEO, does not receive any separate compensation for his service on the Board.
Hydro One Inc.’s directors receive remuneration from Hydro One Limited, in respect of their service as members of the board of directors of both corporations.

Directors are required to receive 50% of their annual director retainer as an equity component in the form of director deferred share units of Hydro One Limited (“director DSUs”). They may elect to be paid up to 100% of the cash component in the form of director DSUs. Hydro One Limited adopted a non-employee director deferred share unit plan providing for awards of director DSUs to Hydro One directors other than the President and CEO. A director DSU is an award that entitles the participant to receive an amount equivalent to the value of a common share at settlement following termination of service with Hydro One Limited and its subsidiaries. Director DSUs vest immediately and accrue dividend equivalents when dividends are paid on the common shares of Hydro One Limited.

The chart below outlines Hydro One Limited’s director compensation program for 2017, which covers compensation for the service by the directors on the Hydro One Inc. board of directors.

Role	Cash Component ($)	Equity Component ($)	Total ($)
Board chair	130,000	130,000	260,000
All other directors	80,000	80,000	160,000
Committee chair retainers	20,000	-	20,000
Board/Committee meeting attendance	No meeting fees

Directors also receive a reasonable per meeting allowance for travel and other expenses incurred to attend meetings in accordance with a Company approved policy. No additional compensation is paid to the directors to prepare for Board or committee meetings. For 2017, the directors of Hydro One Limited received all of the equity component of their annual director retainer payable in director DSUs.

In August 2017, the chair of the governance committee of the Board engaged Hugessen to conduct a compensation benchmarking review for non-executive directors of Hydro One Limited (and by extension, Hydro One Inc.) using the same peer group of companies used for executive compensation benchmarking as described on pages S-8 and S-9. As a result of the review, the governance committee recommended to the Board, and the Board approved, the following changes to the Hydro One Limited’s (and by extension, Hydro One Inc.’s) director compensation policy effective on January 1, 2018: a $25,000 increase to the directors’ annual retainer (to $185,000), a $70,000 increase to the Chair of the board’s annual retainer (to $330,000) and an increase of $5,000 for the Chairs of the audit committee and HRC (to $25,000 each). The increase in directors’ compensation will bring the Board closer to, but still below median of, this broader peer group.

Director Share Ownership Requirements

Hydro One Limited believes that the interests of shareholders and directors are better aligned when directors hold significant investment in Hydro One Limited. The corporate governance guidelines require directors who are non-executives of Hydro One to retain a minimum holding of common shares or director DSUs Hydro One Limited equal to three times (3x) their total annual board retainer (calculated including the equity portion), valued at the original grant value or acquisition cost, by the later of six years following the closing of the Hydro One Limited’s initial public offering on November 5, 2015 and the date of his or her appointment to the Board. The ownership requirement for directors in 2017 was $480,000, except for the Board chair, whose share ownership requirement was $780,000. As a result of the change to Hydro One Limited’s (and Hydro One Inc.’s) director compensation policy effective on January 1, 2018 (as discussed in the immediately preceding paragraph), effective on January 1, 2018 the ownership requirement for directors is $555,000, except for the Board chair, whose share ownership requirement is $990,000.

Director Compensation Table

The following table provides a summary of the compensation earned by non-employee directors of Hydro One from Hydro One Limited and its subsidiaries for the year ended December 31, 2017:

Total Compensation					Form of Payment(1)
Name	Board Retainer ($)	Committee Chair Fees ($)	Travel Fees ($)	Total Fees ($)(1)	Received as Cash ($)	Value Received as director DSUs(2) ($)	Director DSU Component of Total Compensation (%)(3)
Ian Bourne	160,000	20,000	9,000	189,000	99,000	90,000	50
Charles Brindamour	160,000	N/A	–	160,000	–	160,000	100
Marcello (Marc) Caira	160,000	N/A	–	160,000	–	160,000	100
Christie Clark	160,000	N/A	–	160,000	–	160,000	100
George Cooke	160,000	N/A	–	160,000	–	160,000	100
David Denison	260,000	N/A	–	260,000	–	260,000	100
Margaret (Marianne) Harris	160,000	20,000	–	180,000	–	180,000	100
James Hinds	160,000	N/A	–	160,000	–	160,000	100
Kathryn Jackson	160,000	N/A	10,500	170,500	90,500	80,000	50
Roberta Jamieson	160,000	N/A	4,000	164,000	84,000	80,000	50
Frances Lankin	160,000	N/A	10,500	170,500	90,500	80,000	50
Philip S. Orsino	160,000	20,000	–	180,000	–	180,000	100
Jane Peverett	160,000	20,000	17,500	197,500	107,500	90,000	50
Gale Rubenstein	160,000	N/A	–	160,000	80,000	80,000	50

Notes:

(1)	All amounts in this table are pre-tax. Amounts reported include the portion of the director’s board retainer, committee chair retainer and travel fees payable in cash.

(2)	All director DSUs are fully vested upon grant. Values do not include the value of any additional DSUs received in the form of dividend equivalents.

(3)	Excludes travel fees in calculation.